    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 18, 1999



                                                      REGISTRATION NO. 333-82487

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           DALEEN TECHNOLOGIES, INC.
             (Exact Name of Registrant as Specified in its Charter)


             DELAWARE                             7372                           APPLIED FOR
 (State or other Jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  Incorporation or Organization)      Classification Code Number)           Identification Number)


                             ---------------------
                              902 CLINT MOORE ROAD
                           BOCA RATON, FLORIDA 33487
                                 (561) 999-8000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------
                                  JAMES DALEEN
                            CHIEF EXECUTIVE OFFICER
                           DALEEN TECHNOLOGIES, INC.
                              902 CLINT MOORE ROAD
                           BOCA RATON, FLORIDA 33487
                                 (561) 999-8000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                             ---------------------
                                   COPIES TO:

                JOHN C. YATES, ESQ.                                BRENT B. SILER, ESQ.
             JEFFREY L. SCHULTE, ESQ.                                HALE AND DORR LLP
               VIPANJ B. PATEL, ESQ.                          1455 PENNSYLVANIA AVENUE, N.W.
         MORRIS, MANNING & MARTIN, L.L.P.                         WASHINGTON, D.C. 20004
           1600 ATLANTA FINANCIAL CENTER                              (202) 942-8400
             3343 PEACHTREE ROAD, N.E.                          (202) 942-8484 (FACSIMILE)
              ATLANTA, GEORGIA 30326
                  (404) 233-7000
            (404) 365-9532 (FACSIMILE)


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.



If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), please check the following box. [ ]



If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED AUGUST   , 1999


                                            SHARES

                                 [COMPANY LOGO]

                           DALEEN TECHNOLOGIES, INC.

                                  COMMON STOCK


     We are offering                shares of our common stock. This is our
initial public offering and no public market currently exists for our shares. We have applied to have the shares we are offering approved for quotation on the Nasdaq National Market under the symbol DALN. We anticipate that the initial
public offering price will be between $          and $          per share.


                           -------------------------
                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                           -------------------------

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public offering price.......................................   $          $
Underwriting discounts and commissions......................   $          $
Proceeds to Daleen Technologies, Inc........................   $          $

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We and one of our stockholders have granted the underwriters a 30-day
option to purchase up to an additional                shares of common stock to
cover over-allotments. We will not receive any proceeds from the sale of shares by the selling stockholder. BancBoston Robertson Stephens Inc. expects to
deliver the shares of common stock to purchasers on           , 1999.

                           -------------------------

BANCBOSTON ROBERTSON STEPHENS

                   DONALDSON, LUFKIN & JENRETTE



                          HAMBRECHT & QUIST


                                                  ROBERT W. BAIRD & CO.
                                                      INCORPORATED

                The date of this prospectus is           , 1999

Description of Graphics



Chart 1.  Front Cover

The center of the graphic has "BillPlex" within a globe, and there are four offshoots from the center graphic. The top of the page offshoot has an image of a man using a conductor's baton in front of five personal computers. Underneath that graphic are the phrases "STREAMLINES OPERATIONS," "WITH ENTERPRISE INTEGRATION," "OF OPERATIONAL AND," and "BUSINESS SUPPORT SYSTEMS" centered on sequential lines. The right offshoot has a graphic of a piece of paper with a title "CONVERGENT INVOICE." Underneath the graphic are the following lines of text centered on sequential lines: "INCREASE," "MARKET SHARE AND,"ACCELERATE REVENUE,"INTEGRATED BILLING" AND, "CUSTOMER MANAGEMENT." The bottom graphic depicts a group of mainframe size computers and other electronic equipment. Above this graphic are the following lines of text centered on sequential lines: "SIMPLIFY SERVICE AND DELIVERY," "WITH INTEGRATED DATA COLLECTION AND PROVISIONING," "LOCAL - LONG DISTANCE - DATA - INTERNET -WIRELESS CABLE." The left side graphic has two separate images. The first is a woman with a telephone headset on her head. The other is of two overlapping images, a man with a child on his lap typing at a personal computer and the other is a computer screen that reads ABC Telecom. Between the two images on the left side are the following lines of text centered on sequential lines: "IMPROVE," "CUSTOMER SERVICE," WHILE REDUCING COST," "WITH SINGLE POINT," "OF CONTACT AND WEB," "ENABLED SELF-CARE."


Chart 4. N-Tier, Version 2. - insert at Technology p42

This graphic is titled "BILLPLEX N-TIER ARCHITECTURE" across the top. The image is of a graphical chart with column headings across the top which read "BillPlex Client" with an image of a woman on the telephone underneath, "Self-Care User" with an image of a computer screen with "ABC Telecom" displayed, "Sales Agent" with the image of a woman using a laptop computer and talking to a man, "Network Administrator" with an image of a man in front of three computer screens. The first row has the caption "Client" after the previous images. The second row has three boxes with text and the caption "Enterprise Applications" at the end. The first box has the text "Web Applications," the second box "Customer Relationship Management Applications" and the last box "OSS/BSS Applications." The third row has the title "Object Transaction Manager" at the beginning and "Enterprise Applications" at the end. Between those two are three lines stacked on top of each other, "Business Process Objects," "Business Rule Objects," and "Business Data Objects." The fourth row has three phrases "BillPlex Database," "Third Party Databases" and "Data." The last row has "Event Framework" as the beginning and "Billing Application Framework" as the last phrase. In between those two is a rectangular block with "Billing Applications" as the title. Hanging from that rectangle are five circles with the following titles within: "Rating," "Provisioning," "Address Validation," " Taxation," "...others."

Chart 6.  Back Cover.

This graphic is titled "THE BILLPLEX ADVANTAGE." Underneath are the lines "IMPROVING A SERVICE PROVIDER'S POWER TO COMPETE" AND "WHILE LOWERING TOTAL COST OF OWNERSHIP." Underneath that are the following phrases in a bulleted list: INCREASE REVENUE AND MARKET SHARE, IMPROVES CUSTOMER SERVICE AND RETENTION, A PRE-CONFIGURED WHOLE PRODUCTS SOLUTION, ENTERPRISE INTEGRATION AND INTEROPERABILITY, FLEXIBILITY, SCALABILITY AND RELIABILITY, INCREASE PRODUCTIVITY AND LOWER TOTAL OPERATING COSTS. Then, Underneath is a round globe-like image with BillPlex as a label. Underneath the globe is the text "LEADING CUSTOMERS AND MARKETING ALLIANCES." Then there is a line and beneath are the names and logos of some of the companies we have relationships with.

                               TABLE OF CONTENTS



                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    5
Special Note Regarding Forward-Looking Statements...........   15
Use of Proceeds.............................................   16
Dividend Policy.............................................   16
Capitalization..............................................   17
Dilution....................................................   18
Selected Consolidated Financial Data........................   19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   21
Business....................................................   32
Management..................................................   47
Certain Transactions........................................   57
Principal Stockholders......................................   60
Description of Capital Stock................................   63
Shares Eligible for Future Sale.............................   66
Underwriting................................................   68
Legal Matters...............................................   70
Experts.....................................................   70
Where You Can Find More Information.........................   70
Index to Consolidated Financial Statements..................  F-1


                           -------------------------


     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK.



     UNTIL           1999, ALL DEALERS THAT BUY, SELL OR TRADE OUR COMMON STOCK,
WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.



     "Daleen(TM)," "Daleen Technologies(TM)," "BillPlex(TM)," the Daleen logo and the BillPlex logo are trademarks of Daleen Technologies, Inc. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

                                    SUMMARY

     Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, especially "Risk Factors" and the consolidated financial statements and notes, before deciding to invest in shares of our common stock.


                           DALEEN TECHNOLOGIES, INC.



     We are a leading provider of next-generation billing and customer care software that can serve as the core of an enterprise solution for integrated communications providers, or ICPs. Our BillPlex product is designed to be a comprehensive solution that enables providers of multiple communications services, such as voice, data, internet access, video and application hosting, to compete more effectively while lowering the cost of billing and customer care services. The majority of our customers are ICPs who have indicated to us that they already utilize or plan to utilize BillPlex to support internet access and data services in addition to traditional voice services. BillPlex enables service providers to quickly and cost-effectively launch convergent service offerings and provides mission-critical functions such as account and service provisioning, subscriber care and management, rating, billing and payment processing. BillPlex is designed to serve as the central integration point for a service provider's enterprise information system.



     We believe new and existing communications service providers are seeking next-generation billing and customer care software. From inception, BillPlex has been designed to enable service providers to capture the key benefits of:



     - Increased revenue and market share by shortening the time to launch new services, allowing immediate activation of new subscribers and enabling targeted marketing programs and service bundles;



     - A pre-configured, comprehensive software solution that reduces implementation time, complexity and costs;



     - Improved customer service and customer retention through convergent invoicing, access to up-to-date subscriber account information, and allowing subscribers to access their own account information over the internet;



     - Interoperability with other software applications to permit a service provider to effectively integrate BillPlex into the core of their information systems environment;



     - Flexibility, scalability and reliability so that BillPlex can grow as a service provider adds more users and communications service offerings; and



     - Increased productivity and lower total operating costs over the life of the system.



                             OUR MARKET OPPORTUNITY



     The deregulation of the communications industry in the United States and abroad has spurred the proliferation of new service providers that are fiercely competing with each other and with existing service providers for market share. As core communications services have become commoditized and new technologies have emerged, service providers have begun to bundle a variety of communications services, such as wireline and wireless voice, internet access and data, video, internet telephony and application hosting in order to distinguish themselves and attract and retain customers. The new generation of service providers who offer multiple communications services are referred to as integrated communications providers.



     Billing and customer care, or BACC, systems are a key component of a service provider's information systems, because they enable the provider to better manage its customers and revenue, and to dynamically change and expand its service offerings, marketing programs and rate plans. However, many BACC systems currently in use were created before the emergence of today's competitive market which we believe is seeking bundled services. Over the last decade, the first generation of third-party BACC vendors emerged, but many of their products employ older technologies and architectures, were designed before the proliferation of ICPs, and require a substantial amount of costly customization and maintenance. We believe that existing and emerging ICPs require a next-generation BACC solution that is designed to support multiple communications services, to interoperate with other components of their information system, to allow for rapid implementation with little customization, and to be easily modified and maintained without a costly information technology staff.



                                  OUR STRATEGY



     Our goal is to become the leading provider of BACC solutions to the ICP industry. We are pursuing this objective by:



     - Aggressively targeting ICPs with a comprehensive software solution based on BillPlex and its market-based packages;



     - Building a scalable, software-based business model designed to meet our customers' needs and to permit us to achieve rapid revenue growth with high margins;



     - Leveraging strategic marketing alliances to accelerate our growth and extend our market coverage;



     - Developing and maintaining long-term customer relationships to attract and retain customers through all phases of their growth; and



     - Expanding into new geographic markets and industry segments to pursue market leadership and sustained profitable growth.



                                  OUR COMPANY



     From our founding in 1989 through 1996, we operated as a software consulting company performing contract consulting and software development services and contract placement and staffing services. In 1996, we discontinued our consulting work, sold our contract placement and staffing business to a third party and began development of the BillPlex product. We introduced BillPlex in 1997 and first recognized revenue from BillPlex license fees and related professional services in 1998.



     We were originally incorporated in Illinois in 1990, were reincorporated in Florida in 1996, and were reincorporated in Delaware in August 1999. Our principal executive offices are located at 902 Clint Moore Road, Boca Raton, Florida 33487 and our telephone number is (561) 999-8000. Our worldwide web address is www.daleen.com, although information contained on our website does not constitute part of this prospectus. In this prospectus, references to "Daleen," "we," "us," and "our" refers to Daleen Technologies, Inc. and its subsidiary.

                                  THE OFFERING


Common stock offered...............                   shares

Common stock to be outstanding
  after this offering..............                   shares


Use of proceeds....................    Working capital and other general
                                       corporate purposes, including product
                                       development, expansion of our sales and
                                       marketing capabilities and potential
                                       acquisitions.


Proposed Nasdaq National Market
  symbol...........................    DALN

     The number of shares to be outstanding after the offering is based on shares outstanding at June 30, 1999 and excludes shares that may be issued upon exercise of the following options and warrants:


     - 2,323,986 shares subject to outstanding options at a weighted average exercise price of $3.51 per share;



     - 1,865,000 shares subject to outstanding warrants at a weighted average exercise price of $3.30 per share; and



     - 238,381 additional shares reserved for issuance under our stock incentive plan. On July 5, 1999, our board of directors increased the number of shares reserved for issuance under this plan by 750,000 shares.

                           -------------------------

Except as otherwise indicated, all information in this prospectus:


     - reflects the conversion of each outstanding share of preferred stock into one share of common stock, which will occur automatically upon the completion of this offering; and



     - assumes no exercise of the underwriters' over-allotment option.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


     The following table is a summary of the financial data for our business. You should read this information together with the consolidated financial statements and the related notes appearing at the end of this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma net loss applicable to common stockholders per share calculations reflects the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering as if such closing occurred on January 1, 1998 or the date preferred shares were issued if such issuance occurred subsequent to January 1, 1998 and the pro forma balance sheet data assumes the conversion of all outstanding shares of our preferred stock into shares of common stock as of the closing of this offering as if such closing occurred on June 30, 1999. The pro forma as adjusted balance sheet data also reflect the sale of the common stock offered by us, after deducting underwriting discounts and estimated offering expenses payable by us. See note 1 to the consolidated financial statements appearing elsewhere in this prospectus for information regarding net loss applicable to common stockholders and shares used in computing net loss applicable to common stockholders per share -- basic and diluted and pro forma net loss applicable to common stockholders per share -- basic and diluted.



                                                                                             SIX MONTHS
                                                             YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                                                           ---------------------------    -----------------
                                                            1996     1997       1998       1998      1999
                                                           ------   -------   --------    -------   -------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
  License fees...........................................  $   --   $    --   $  1,879    $   487   $ 3,748
  Professional services and other........................   2,550       156      3,352        975     3,367
                                                           ------   -------   --------    -------   -------
         Total revenue...................................   2,550       156      5,231      1,462     7,115
Operating loss...........................................  (2,809)   (6,472)   (12,923)    (6,096)   (4,607)
Net loss.................................................  (1,526)   (7,984)   (12,169)    (6,053)   (4,508)
Net loss applicable to common stockholders...............  (1,526)   (7,984)   (12,234)    (6,053)   (4,587)
Net loss applicable to common stockholders per
  share -- basic and diluted.............................  $(0.81)  $ (3.48)  $  (3.78)   $ (1.88)  $ (1.41)
Weighted average shares -- basic and diluted.............   1,879     2,295      3,237      3,218     3,242
Pro forma net loss applicable to common stockholders.....                     $(12,169)             $(4,508)
Pro forma net loss applicable to common stockholders per
  share -- basic and diluted.............................                     $  (1.22)             $ (0.36)
Pro forma weighted average shares -- basic and diluted...                        9,991               12,372



                                                                        JUNE 30, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 14,988    $14,988     $
Working capital.............................................    13,781     13,781
Total assets................................................    22,325     22,325
Total stockholders' (deficit) equity........................   (18,324)    16,980

                                  RISK FACTORS


     You should carefully consider the following risks in addition to the remainder of this prospectus before purchasing our common stock. This offering involves a high degree of risk. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer. In this case, the market price of our common stock could decline, and you might lose all or part of the money you paid to buy our common stock.


                            RISKS RELATED TO DALEEN

WE HAVE NOT ACHIEVED PROFITABILITY AND MAY CONTINUE TO INCUR NET LOSSES FOR AT LEAST THE NEXT SEVERAL QUARTERS.


     We incurred net losses of approximately $12.2 million in 1998, $8.0 million in 1997 and $1.5 million in 1996. As of June 30, 1999, we had an accumulated deficit of approximately $27.1 million. We have not yet realized any profit and we cannot predict when, if ever, we will achieve profitability. We expect to significantly increase our sales and marketing, product development and administrative expenses. As a result, we will need to generate significant additional revenue from sales of our products to achieve and maintain profitability. For this reason, we expect to continue to incur net losses for at least the next several quarters, even if sales of our products continue to grow. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future.


IT IS DIFFICULT TO EVALUATE OUR BUSINESS BECAUSE WE HAVE A LIMITED HISTORY OPERATING AS A SOFTWARE COMPANY.


     We have a limited operating history as a software company. As a result, the progress of our business to date and our historical financial information are of limited value in predicting our future operating results. In 1996, we changed our business from providing consulting services to operating as a software company. We introduced our principal product, BillPlex, in 1997 and we had no license revenue until 1998. As of June 30, 1999, we had signed contracts with only 20 customers and, of these, only five had completed implementation and were using BillPlex in their day-to-day operations. Because our software offering is new, we have little revenue from recurring sources and must depend heavily on revenue from new sales. Changing our business also required us to adjust our business processes and make a number of significant personnel changes, including changes and additions to our sales and marketing, professional services and support, research and development and management teams. For all these reasons, as you evaluate our business, you must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. Our new business strategy may not be successful and we may not successfully address these risks.


OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE IN FUTURE PERIODS, AND WE MAY FAIL TO MEET EXPECTATIONS.


     Our revenue and operating results may vary significantly from quarter to quarter due to a number of factors. This fluctuation may cause our operating results to be below the expectations of public market analysts and investors, and the price of our common stock may fall. Factors that could cause quarterly fluctuations include:


     - variations in demand for our products and services;

     - our ability to develop and attain market acceptance of enhancements to BillPlex and any new products and services;



     - the pace of product implementation and the timing of customer acceptance;



     - the timing of implementation of our product by third-party systems integrators;



     - changes in our pricing policies or the pricing policies of our competitors;


     - delays of purchases in 1999 and early 2000 by customers who temporarily stop purchasing software or reduce information technology spending due to year 2000 concerns;


     - the mix of products and services sold; and



     - the mix of sales channels through which our products and services are sold.



     In any given quarter, most of our revenue has been attributable to a small number of relatively large contracts and we expect this to continue. As a result, the cancellation or deferral of even a small number of contracts in a particular quarter could significantly reduce our revenue, which would hurt our quarterly financial performance. In addition, a substantial portion of our costs are relatively fixed and based upon anticipated revenue. A failure to book an expected order in a given quarter would not be offset by a corresponding reduction in costs and could adversely affect our operating results. As a result of these factors, we believe that period-to-period comparisons of our revenue and operating results are not necessarily meaningful.


OUR BUSINESS IS HIGHLY DEPENDENT ON A LIMITED NUMBER OF CUSTOMERS.


     All of our revenue is currently derived from a very limited number of customers. If a large contract is cancelled or deferred, or if an anticipated contract does not materialize, our financial results could be materially harmed. In addition, continued industry consolidation or the formation of alliances among network operators and service providers could reduce our customer base, reduce the number of potential customers we can target and decrease the demand for our products and services. We had two customers who accounted for 100% of our total revenue in 1997, five customers who accounted for 99% of our total revenue in 1998, and five customers who accounted for 64% of our total revenue in the first six months of 1999. Most of our major customers typically pay us up-front license fees and they do not have any obligation to purchase additional licenses. There can be no assurance these customers will purchase licenses for additional seats or processors or continue with our maintenance programs.



WE FACE SIGNIFICANT COMPETITION FROM COMPANIES THAT MAY HAVE GREATER RESOURCES THAN WE DO.


     The communications billing and customer care systems business is very competitive. We expect competition to increase in the future. Our principal competitors include:


     - Kenan Systems Corporation, a wholly-owned subsidiary of Lucent Technologies Inc.;


     - Saville Systems, PLC, the subject of a recently announced proposed acquisition by ADC Telecommunications, Inc.;


     - Portal Software, Inc.;


     - LHS Group, Inc.;

     - Amdocs Limited; and


     - Intertech Management Group, Inc.

     We also compete with other billing and customer care system providers, such as Intasys Corporation, International Telecommunications Data Systems, Inc. and Sema Group, PLC, and operation support system providers, systems integrators and service bureaus. In addition, we compete with the internal information technology departments of larger communications companies, which may elect to develop functionalities such as those provided by our product in-house rather than buying them from outside suppliers.


     Many of our current and future competitors may have advantages over us, including:


     - longer operating histories;

     - larger customer bases;


     - substantially greater financial, technical, sales, marketing and other resources;



     - greater name recognition; and



     - ability to more easily provide a comprehensive hardware and software solution.



     Our current and potential competitors have established, and may continue to establish in the future, cooperative relationships among themselves or with third parties that would increase their ability to compete with us. In addition, competitors may be able to adapt more quickly than we can to new or emerging technologies and changes in customer needs, or to devote more resources to promoting and selling their products.


     If we fail to adapt to market demands and to compete successfully with existing and new competitors, our business and financial performance would suffer.


IF WE FAIL TO EFFECTIVELY MANAGE THE GROWTH OF OUR OPERATIONS, OUR ABILITY TO PURSUE OUR STRATEGY WOULD BE COMPROMISED AND OUR BUSINESS WOULD SUFFER.



     Our business could suffer if we fail to effectively manage our growth. We continue to increase the scope of our operations and have grown our employee headcount substantially. On June 30, 1999, we had a total of 169 full-time employees, compared to a total of 112 employees on January 1, 1999. We expect to continue to hire new employees at a rapid pace. Similarly, our revenue grew from $156,000 in 1997 to $5.2 million in 1998. Our revenue for the six months ended June 30, 1999 was $7.1 million. Our growth has placed, and will continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls and reporting systems and procedures, and will need to expand, train and manage our work force. We are currently attempting to expand our facilities, and we may face difficulties and significant expenses identifying and moving into suitable space.


OUR LENGTHY SALES CYCLE MAKES IT DIFFICULT TO ANTICIPATE THE TIMING OF SALES, AND REVENUE MAY VARY FROM PERIOD TO PERIOD.

     The sales cycle associated with the purchase of our products is lengthy, and the time between the initial proposal to a prospective customer and the signing of a license agreement can be as long as one year. Our products involve a commitment of capital which may be significant to the customer, with attendant delays frequently associated with large capital expenditures and implementation procedures within an organization. These delays may reduce our revenue in a particular period without a corresponding reduction in our costs, which could hurt our results of operations for that period.

THE SKILLED EMPLOYEES THAT WE NEED MAY BE DIFFICULT AND EXPENSIVE TO HIRE AND RETAIN IN TODAY'S TIGHT LABOR MARKET.


     Our success depends in large part on our ability to attract, train, motivate and retain highly-skilled information technology professionals, software programmers and sales and marketing professionals. Qualified personnel in these fields are in great demand and are likely to remain a limited resource. We may be unable to attract or continue to retain the skilled employees we require. Any inability to do so could prevent us from managing and competing for existing and future projects or to compete for new customer contracts. In addition, an increase in expenses required to attract and retain such personnel may reduce our operating margins.


WE DEPEND IN SOME CASES ON STRATEGIC BUSINESS ALLIANCES TO SELL AND IMPLEMENT OUR PRODUCTS, AND ANY FAILURE TO DEVELOP OR MAINTAIN THESE ALLIANCES COULD HURT OUR FUTURE GROWTH.

     Third parties such as operation support system providers, consulting firms and systems integration firms help us with marketing, sales, lead generation, customer support and implementation of our products. In some instances, these third parties provide most or all of the sales and implementation efforts. In order to grow successfully, we must maintain our relationships with these firms, develop additional similar relationships and generate new business opportunities through joint marketing and sales efforts.

     We may encounter difficulties in forging and maintaining long-term relationships with these firms for a variety of reasons. For example, they may have more established relationships with our principal competitors or they may decide to compete directly with us by developing their own products and services.


     These firms may discontinue their relationships with us, fail to devote sufficient resources to market our products or develop relationships with our competitors. In addition, these firms may delay the product implementation or negatively impact our customer relationships. Our agreements with these firms typically are in the form of a non-exclusive referral fee or license and package discount arrangement that may be terminated by either party without cause or penalty and with limited notice.


WE RELY HEAVILY ON SALES OF ONE PRODUCT.


     Since our introduction of BillPlex in 1997, substantially all of our revenue has been attributable to this product. We expect to continue to be heavily dependent on this product. As a result, a decline in demand for BillPlex or failure to achieve broad market acceptance of BillPlex would cause our business and financial performance to suffer.


IF WE FAIL TO DEVELOP LONG-TERM RELATIONSHIPS WITH SUCCESSFUL CUSTOMERS, OUR FUTURE SUCCESS WILL BE JEOPARDIZED.


     We believe that our future success depends to a significant extent on our ability to develop and maintain long-term relationships with successful communications service providers. We believe these relationships will provide us with repeat business, referrals and ongoing maintenance revenue. We may be unable to develop new customer relationships and our new or existing customers may be unsuccessful. Our failure to attract new customer relationships or the failure of new or existing customers to be successful would result in a loss of future business.

IF OUR CUSTOMERS CANNOT SECURE ADEQUATE FINANCING, WE MAY NOT GET THEIR
BUSINESS.


     Many of our potential customers are new entrants into the communications market and lack significant financial resources. These companies rely to a large degree on access to the capital markets for growth. Their failure to raise capital would hurt their financial viability and their demand for our products. If our potential customers cannot obtain the resources to purchase our products, they may turn to other options such as service bureaus, which would hurt our business.



IF WE DO NOT CONTINUALLY ENHANCE OUR PRODUCT OFFERING TO MEET THE CHANGING NEEDS OF SERVICE PROVIDERS, WE WILL LOSE FUTURE BUSINESS TO OUR COMPETITORS.



     We believe that our future success will depend to a significant extent upon our ability to enhance our product offering and to introduce new products and features to meet the requirements of our customers in a rapidly developing and evolving market. We are currently devoting significant resources to refining and expanding our BillPlex software, developing additional pre-configured market-based packages and investigating complimentary products and technologies. We believe our product currently meets customer requirements regarding scalability and throughput, and we are working to improve our system performance. However, due to potential customer growth, acquisitions and mergers, and technology improvements, the requirements of our customers may change. Our present or future products may not satisfy the evolving needs of the communications market. If we are unable to anticipate or respond adequately to customer needs, or achieve sufficient throughput and scalability, we will lose business and our financial performance will suffer.



IF WE CANNOT CONTINUE TO OBTAIN OR IMPLEMENT THE THIRD-PARTY SOFTWARE THAT WE INCORPORATE INTO OUR PRODUCT OFFERING, WE MAY HAVE TO DELAY OUR PRODUCT DEVELOPMENT OR REDESIGN EFFORTS.



     Our product offering involves integration with products and systems developed by third parties. If any of these third-party products should become unavailable for any reason, fail under operation with our product offering or fail to be supported by their vendors, it would be necessary for us to redesign our product offering. We might encounter difficulties in accomplishing any necessary redesign in a cost-effective or timely manner. We also could experience difficulties integrating our product offering with other hardware and software. Furthermore, if new releases of third-party products and systems occur before we develop products compatible with these new releases, we could experience a decline in demand for our product offering, which could cause our business and financial performance to suffer.



LOSS OF OUR SENIOR MANAGEMENT PERSONNEL WOULD LIKELY HURT OUR BUSINESS.



     Our future success depends to a significant extent on the continued services of our senior management and other key personnel, particularly James Daleen, our founder and chief executive officer. If we lost the services of Mr. Daleen or other key employees it would likely hurt our business. We have employment and non-compete agreements with some of our executive officers, including Mr. Daleen. However, these agreements do not obligate them to continue working for us.

WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, AND OUR COMPETITORS MAY INFRINGE ON OUR TECHNOLOGY.



     Any misappropriation of our technology or the development of competitive technology could seriously harm our business. We regard a substantial portion of our software product as proprietary and rely on a combination of patent, copyright, trademark and trade secret laws, customer license agreements, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights. We do not include in our software any mechanisms to prevent or inhibit unauthorized use, but we generally enter into confidentiality agreements with our employees, consultants, customers and potential customers and limit access to and distribution of proprietary information.



     The steps we have taken to protect our proprietary rights may not be adequate. If so, we might not be able to prevent others from using what we regard as our technology to compete with us. Existing patent, copyright, trademark and trade secret laws offer only limited protection. Policing unauthorized use of our product offering is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect proprietary rights as fully as do the laws of the United States. Other companies could independently develop similar or superior technology without violating our proprietary rights.



     If we have to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk.



CLAIMS BY OTHERS THAT WE INFRINGE THEIR PROPRIETARY TECHNOLOGY COULD DIVERT OUR RESOURCES, RESULT IN UNEXPECTED LICENSE FEES AND HARM OUR BUSINESS.



     Although we have not received any notices from third parties alleging infringement claims, third parties could claim that our current or future products or technology infringe their proprietary rights. Any claim of infringement by a third party could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from the operation of our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our product offering. Any of these events could seriously harm our business.



     If anyone asserts a claim against us relating to proprietary technology or information, we might seek to license their intellectual property or to develop non-infringing technology. We might not be able to obtain a license on commercially reasonable terms, if at all. Alternatively, our efforts to develop non-infringing technology could be unsuccessful. Our failure to obtain the necessary licenses or other rights or to develop non-infringing technology could prevent us from selling our products and could seriously harm our business.



PRODUCT DEFECTS OR SOFTWARE ERRORS COULD ADVERSELY AFFECT OUR BUSINESS DUE TO COSTLY REDESIGNS, PRODUCTION DELAYS AND CUSTOMER DISSATISFACTION.



     Design defects or software errors in our product may cause delays in product introductions or damage customer satisfaction, either of which could seriously harm our business. Our software products are highly complex and may, from time to time, contain design defects or software errors that may be difficult to detect and correct. We have a customer support organization that is responsible for providing maintenance and support to our customers. Maintenance and support includes identifying and correcting any reported product defects or software errors. As of the date of this prospectus, we are not aware of any product defect or software error that would have a material adverse effect on our business.



     Because our products are generally used by our customers to perform critical functions, design defects, software errors or other potential problems with our products could result in financial or other damages to our customers. This could result in the termination of our relationship with that customer or could give rise to claims against us. Although we have license agreements with our customers that contain provisions designed to limit our exposure to potential claims and liabilities arising from customer problems, these provisions may not effectively protect us against all claims. In addition, claims and liabilities arising from customer problems could significantly damage our reputation and hurt our business.


YEAR 2000 ISSUES MAY DISRUPT OUR OPERATIONS AND CAUSE US TO LOSE REVENUE.


     Failure of BillPlex to be year 2000 compliant could result in a significant decrease in market acceptance of our product and legal liability. If a claim were to be brought against us, regardless of its merit, the claim would likely be time-consuming and expensive to defend, would divert management time and attention and could result in adverse publicity. We intend to have this testing process completed during the third quarter of 1999. As of the date of this prospectus, we have no material year 2000 compliance issues with respect to the product that we currently license. However, BillPlex operates in complex network environments and directly and indirectly interacts with a number of other hardware and software systems. We have not performed extensive tests on all hardware, software, switches and other devices that may operate in conjunction with BillPlex, or provide data to or receive data from BillPlex. We also have not tested custom interfaces written for BillPlex. Some of our customers may have year 2000 problems with products that we believe are year 2000 ready.



     We may also be affected by year 2000 issues related to non-compliant internal systems developed by us or by third-party vendors. If the internal systems developed by us prove to be non-compliant, or if our third-party vendors or any suppliers of non-information technology systems do not identify year 2000 problems with their products or fail to correct their year 2000 problems, we could have failures that result in an interruption of our normal business activities or operations.



OUR STRATEGY TO EXPAND INTO INTERNATIONAL MARKETS MAY NOT SUCCEED AS A RESULT OF LEGAL, BUSINESS AND ECONOMIC RISKS SPECIFIC TO INTERNATIONAL OPERATIONS.



     Our strategy includes expansion into international markets through a combination of strategic relationships and internal business expansion. In addition to risks generally associated with international operations, our future international operations might not succeed for a number of reasons, including:



     - dependence on sales efforts of third party distributors;



     - failure to localize our product offering for foreign markets;



     - difficulties in supporting customers in foreign countries;



     - greater difficulty in collecting accounts receivable;



     - legal uncertainties inherent in transnational operations such as export and import regulations, taxation issues, tariffs and other trade barriers;

     - new competitors having greater financial, technical personnel and marketing resources; and



     - issues relating to uncertainties of laws and enforcement relating to the protection of intellectual property.



     We may not be able to successfully execute our business plan in foreign markets. If revenue from international ventures is not adequate to cover our investment in those ventures, our business and financial performance could suffer.


ACQUISITIONS OF COMPANIES OR TECHNOLOGIES COULD RESULT IN DISRUPTIONS TO OUR BUSINESS, DIVERSION OF MANAGEMENT AND COULD REQUIRE THAT WE ENGAGE IN FINANCING TRANSACTIONS THAT COULD HURT OUR FINANCIAL PERFORMANCE.


     Although we have not done so in the past, we may in the future make acquisitions of other companies, products or technologies, or enter into strategic relationship agreements that require substantial up-front investments. If we make any acquisitions or enter into strategic relationships, we will be required to assimilate the operations, products and personnel of the acquired businesses and train, retain and motivate key personnel from the acquired businesses. We may be unable to maintain uniform standards, controls, procedures and policies if we fail in these efforts. Similarly, acquisitions may cause disruptions in our operations and divert management's attention from the day-to-day operations of our business, which could impair our relationships with our current employees, customers and strategic marketing alliances.



     We may have to incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities for any acquisition could be substantially dilutive to our stockholders. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets.


             RISKS RELATED TO THIS OFFERING AND TO OUR COMMON STOCK


THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE, AND YOU MAY EXPERIENCE INVESTMENT LOSSES.



     Our common stock has never been sold in a public market. An active trading market for our common stock may not develop or be sustained upon the completion of this offering. Also, many factors could cause the market price of our common stock to rise and fall. Some of these factors are:


     - variations in our quarterly operating results;


     - acquisitions or strategic alliances by us or others in our industry;



     - changes in estimates of our performance or recommendations by financial analysts;



     - market and regulatory trends in the communications industry; and


     - market conditions in the industry and the economy as a whole.

     In addition, the stock market experiences significant price and volume fluctuations. These fluctuations particularly affect the market prices of the securities of many high-technology companies. These broad market fluctuations could adversely affect the market price of our common stock. When the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a securities class action lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management. Any of these events could seriously harm our business.


OUR EXECUTIVE OFFICERS AND DIRECTORS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK AND COULD EXERT SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING STOCKHOLDER APPROVAL AFTER THIS OFFERING.



     Following this offering, our officers and directors will beneficially own
approximately      % of our common stock. As a result, our officers and
directors will effectively be able to significantly influence:



     - election of our directors;



     - amendment or prevent amendment of our certificate of incorporation or bylaws;



     - effecting or preventing a merger, sale of assets or other corporate transaction; and



     - outcome of other matters submitted for stockholders' vote.



     Our public stockholders, for so long as they hold less than 50% of our common stock, will be unable to control the outcome of these matters. The concentration of stock ownership by our officers and directors may discourage a potential acquirer from making a tender offer or attempting to obtain control of our company, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.



FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE CAUSING INVESTOR LOSSES.


     Sales of a substantial number of shares of our common stock in the public market following this offering could adversely affect the market price of our
common stock. After this offering,        shares of our common stock will be
outstanding. All of the shares sold in this offering will be freely tradable unless held by our affiliates. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements signed by the holders and will be available for sale in the public market as follows:

     - shares will be eligible for sale as of the date of this prospectus;

     - approximately        shares will be eligible for sale 90 days after the
       date of this prospectus;

     - approximately        shares will be eligible for sale 180 days after the
       date of this prospectus upon the expiration of lock-up agreements with BancBoston Robertson Stephens Inc.; and


     - approximately        shares will become eligible for sale at various
       times beginning 180 days after the date of this prospectus.



     BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without prior notice, release all or any portion of the common stock subject to lock-up agreements.

ANTI-TAKEOVER PROVISIONS AND OUR RIGHT TO ISSUE PREFERRED STOCK COULD MAKE A THIRD-PARTY ACQUISITION OF OUR COMPANY DIFFICULT EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO US.



     We are a Delaware corporation. There are provisions in our charter and bylaws and the anti-takeover provisions of Delaware law that could make it more difficult for a third party to acquire control of us, even if a change in control would be beneficial to stockholders. In addition, our bylaws provide for a classified board, with board members serving staggered three-year terms. The Delaware anti-takeover provisions and the existence of a classified board could make it more difficult for a third party to acquire us.



     After this offering, the board of directors will have the authority to issue up to 10,000,000 shares of preferred stock. Without any further vote or action on the part of the stockholders, the board of directors will have the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. This preferred stock, if issued, may have preference over the rights of the holders of common stock. Although the ability to issue preferred stock provides us with flexibility in connection with possible acquisitions and other corporate purposes, the issuance may also make it more difficult for a third party to acquire a majority of our outstanding voting stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus are forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks and uncertainties that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.



     In some cases, you can identify forward-looking statements by words such as may, will, should, expects, plans, anticipates, believes, estimates, predicts, potential or continue, or the negative of these and other similar words.



     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Our actual results could differ materially from the results anticipated in these forward-looking statements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

     We estimate the net proceeds that we will receive from the sale of shares
of common stock in this offering will be approximately $      million, assuming
an initial public offering price of $     per share and after deducting the
underwriting discounts and commissions and estimated offering expenses. If the
underwriters exercise their over-allotment option, we will receive $     million
in additional net proceeds. We will not receive any proceeds from the sale of shares by the selling stockholder in connection with the exercise of the underwriters' over-allotment option.


     We currently expect to use the net proceeds primarily for working capital and general corporate purposes, including funding product development and expanding our sales and marketing organization. In addition, we may use a portion of the net proceeds for further development of our product lines through acquisitions of products, technologies and businesses, although we have no present commitments or agreements to make any acquisitions. The amount of net proceeds that we actually expend for working capital purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. Thus, management will have significant discretion in applying the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds in short-term, investment grade, interest-bearing securities.


                                DIVIDEND POLICY


     We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends. We currently intend to retain future earnings, if any, to fund the development and growth of our business.

                                 CAPITALIZATION


     The following table describes our capitalization as of June 30, 1999:


     - on an actual basis;


     - on a pro forma basis to reflect the automatic conversion of all of our outstanding shares of convertible preferred stock into common stock on the closing of this offering as if such closing occurred on June 30, 1999; and


     - on a pro forma as adjusted basis to reflect the sale of the shares of common stock offered by us in this offering and our receipt of the estimated net proceeds, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses that we expect to pay in connection with this offering.


     You should read this table along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes to them and the other financial information in this prospectus. Par value is the face amount assigned to each share of stock by our charter.



                                                                         JUNE 30, 1999
                                                             -------------------------------------
                                                                                       PRO FORMA
                                                              ACTUAL     PRO FORMA    AS ADJUSTED
                                                             ---------   ----------   ------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Long-term debt, including current maturities...............  $     --     $     --      $     --
Redeemable preferred stock:
  Mandatorily redeemable convertible series A preferred
    stock; 3,000,000 shares authorized, issued and
    outstanding, actual; no shares authorized issued and
    outstanding, pro forma and pro forma as adjusted.......     7,500           --            --
  Mandatorily redeemable convertible series D and D-1
    preferred stock; 4,908,379 shares authorized, issued
    and outstanding, actual; no shares authorized, issued
    and outstanding, pro forma and pro forma adjusted......    14,376           --            --
  Mandatorily redeemable convertible series E preferred
    stock; 1,496,615 shares authorized, issued and
    outstanding, actual; no shares authorized, issued and
    outstanding, pro forma and pro forma as adjusted.......    13,428           --            --
Stockholders' (deficit) equity:
  Convertible series C preferred stock, $.01 par value per
    share; 1,222,222 shares authorized, 1,213,584 shares
    issued and outstanding, actual; no shares authorized,
    issued and outstanding, pro forma and pro forma as
    adjusted...............................................     5,301           --            --
  Preferred stock, par value $0.01 per share; 11,250,000
    shares authorized; none issued and outstanding, actual,
    pro forma and pro forma as adjusted....................        --           --            --
  Common stock, par value $0.01 per share; 70,000,000
    shares authorized; 3,653,651 shares issued and
    outstanding, actual; 14,272,229 shares issued and
    outstanding, pro forma;          shares issued and
    outstanding, pro forma as adjusted.....................        37          143
  Stockholders notes receivable............................      (435)        (435)
  Additional paid in capital...............................     3,868       44,367
  Accumulated deficit......................................   (27,095)     (27,095)
                                                             --------     --------      --------
      Total stockholders' (deficit) equity.................   (18,324)      16,980
                                                             --------     --------      --------
         Total capitalization..............................  $ 16,980     $ 16,980      $
                                                             ========     ========      ========



     The number of shares of common stock outstanding as of June 30, 1999 does not reflect 4,188,986 shares issuable under options and warrants outstanding as of June 30, 1999 at a weighted average exercise price of $3.42 per share and 238,381 additional shares reserved for issuance under our stock incentive plan. On July 5, 1999, our board of directors increased the number of shares reserved for issuance under our stock incentive plan by an additional 750,000 shares.

                                    DILUTION


     Our pro forma net tangible book value as of June 30, 1999 was $16.7 million, or $1.17 per share of common stock. The formula for calculating pro forma net tangible book value per share is pro forma total tangible assets less total liabilities, divided by the total pro forma number of shares of common stock outstanding, after giving effect to the conversion of the preferred stock
into common stock. After giving effect to the sale of                shares of
common stock in this offering, our adjusted pro forma net tangible book value as
of June 30, 1999 would have been $                , or $          per share.
This amount represents an immediate increase in pro forma net tangible book
value of $          per share to existing stockholders and an immediate dilution
of $                per share to new investors. The following table illustrates this per share dilution:



  Assumed initial public offering price per share.............           $
    Pro forma net tangible book value per share as of June 30,
       1999...................................................  $ 1.17
    Pro forma increase in net tangible book value per share
       attributable to this offering..........................
                                                                ------
    Pro forma net tangible book value per share after the
       offering...............................................
                                                                         ------
  Dilution per share to new investors.........................           $
                                                                         ======



     The following table summarizes, on the pro forma basis discussed above, as of June 30, 1999, the total number of shares of common stock purchased, the total consideration paid and the average price per share paid by existing stockholders and to be paid by new investors in this offering.



                                       SHARES PURCHASED       TOTAL CONSIDERATION     AVERAGE
                                     ---------------------   ---------------------   PRICE PER
                                       NUMBER      PERCENT     AMOUNT      PERCENT     SHARE
                                     -----------   -------   -----------   -------   ---------
Existing stockholders..............   14,272,229         %   $44,510,000         %     $3.12
New investors......................                                                    $
                                     -----------    -----    -----------    -----
          Total....................                 100.0%   $              100.0%
                                     ===========    =====    ===========    =====


     If the underwriters exercise their over-allotment option in full, the
number of shares held by existing stockholders will decrease to                ,
or      % of the total shares outstanding, and the number of shares held by new
investors will increase to                , or      %, of the total shares
outstanding.


     The above computations exclude 4,188,986 shares of common stock issuable upon the exercise of options or warrants outstanding as of June 30, 1999 at an average exercise price of $3.42 per share. If any of those options and warrants are exercised, investors will incur further dilution. From July 1, 1999 through
       , 1999, options were exercised to purchase an aggregate of
shares of        common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     You should read the following selected consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included at the end of this prospectus. The consolidated statement of operations data and balance sheet data in the table below as of and for each of the years in the five year period ended December 31, 1998 have been derived from our consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants. Our consolidated balance sheets as of December 31, 1994, 1995 and 1996 and the consolidated statements of operations for the years ended December 31, 1994 and 1995 are not included in this prospectus. The selected financial data as of June 30, 1999 and for the six months ended June 30, 1998 and June 30, 1999 have been derived from our unaudited consolidated financial statements, which appear elsewhere in this prospectus and which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. See note 1 to the consolidated financial statements for a discussion of the shares and amounts used to compute net loss applicable to common stockholders per share and pro forma net loss applicable to common stockholders per share. The pro forma net loss applicable to common stockholders per share calculation reflects the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering as if such closing occurred on January 1, 1998 or the date preferred shares were issued if such issuance occurred subsequent to January 1, 1998. The historical results are not necessarily indicative of results to be expected for any future period.



                                                                                              SIX MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,                  JUNE 30,
                                             ----------------------------------------------   -----------------
                                              1994     1995     1996      1997       1998      1998      1999
                                             ------   ------   -------   -------   --------   -------   -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
  License fees.............................  $   --   $   --   $    --   $    --   $  1,879   $   487   $ 3,748
  Professional services and other..........   2,090    4,324     2,550       156      3,352       975     3,367
                                             ------   ------   -------   -------   --------   -------   -------
          Total revenue....................   2,090    4,324     2,550       156      5,231     1,462     7,115
                                             ------   ------   -------   -------   --------   -------   -------
Cost of revenue:
  License fees.............................      --       --        --        --          3         1         3
  Professional services and other..........   1,310    2,437     1,396       293      4,239     1,109     3,655
                                             ------   ------   -------   -------   --------   -------   -------
          Total cost of revenue............   1,310    2,437     1,396       293      4,242     1,110     3,658
                                             ------   ------   -------   -------   --------   -------   -------
Gross profit...............................     780    1,887     1,154      (137)       989       352     3,457
Operating expenses:
  Sales and marketing......................     210      359       450       962      2,435     1,217     1,282
  Research and development.................      --       --     1,067     1,669      6,653     3,474     3,488
  General and administrative...............     894    1,767     2,446     3,704      4,824     1,757     3,294
                                             ------   ------   -------   -------   --------   -------   -------
          Total operating expenses.........   1,104    2,126     3,963     6,335     13,912     6,448     8,064
                                             ------   ------   -------   -------   --------   -------   -------
Operating loss.............................    (324)    (239)   (2,809)   (6,472)   (12,923)   (6,096)   (4,607)
Nonoperating income (expense)..............     (61)    (154)    1,283    (1,512)       754        43        99
                                             ------   ------   -------   -------   --------   -------   -------
Net loss...................................    (385)    (393)   (1,526)   (7,984)   (12,169)   (6,053)   (4,508)
                                             ------   ------   -------   -------   --------   -------   -------
Accretion of preferred stock...............      --       --        --        --        (65)       --       (79)
                                             ------   ------   -------   -------   --------   -------   -------
Net loss applicable to common
  stockholders.............................  $ (385)  $ (393)  $(1,526)  $(7,984)  $(12,234)  $(6,053)  $(4,587)
                                             ======   ======   =======   =======   ========   =======   =======
Net loss applicable to common stockholders
  per share -- basic and diluted...........  $(0.21)  $(0.21)  $ (0.81)  $ (3.48)  $  (3.78)  $ (1.88)  $ (1.41)
                                             ======   ======   =======   =======   ========   =======   =======
Weighted average shares -- basic and
  diluted..................................   1,879    1,879     1,879     2,295      3,237     3,218     3,242
                                             ======   ======   =======   =======   ========   =======   =======

                                                                                              SIX MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,                  JUNE 30,
                                             ----------------------------------------------   -----------------
                                              1994     1995     1996      1997       1998      1998      1999
                                             ------   ------   -------   -------   --------   -------   -------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Pro forma data:
  Pro forma net loss applicable to common
     stockholders..........................                                        $(12,169)            $(4,508)
                                                                                   ========             =======
  Pro forma net loss applicable to common
     stockholders per
     share -- basic and diluted............                                        $  (1.22)            $ (0.36)
                                                                                   ========             =======
  Pro forma weighted average shares --basic
     and diluted...........................                                           9,991              12,372
                                                                                   ========             =======



                                                                     DECEMBER 31,
                                                     --------------------------------------------   JUNE 30,
                                                     1994    1995     1996      1997       1998       1999
                                                     -----   -----   -------   -------   --------   --------
                                                                         (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..........................  $ 121   $ 105   $   813   $ 5,030   $    723   $ 14,988
Total assets.......................................    406     833     2,065     8,516     11,025     22,325
Notes payable......................................    300     271     3,200     1,618         --         --
Current portion of long-term debt and obligations
  under capital leases.............................     42     151       146        --         --         --
Long-term debt and obligations under capital
  leases, less current portion.....................     63     204        77        --         --         --
Stockholders' deficit..............................   (177)   (556)   (1,914)   (1,946)   (13,897)   (18,324)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW


     We are a leading provider of next-generation billing and customer care software that can serve as the core of an enterprise solution for integrated communications providers. From our founding in 1989 through 1996, we operated as a software consulting company, performing contract consulting and software development services and contract placement and staffing business. We discontinued our consulting business and sold the contract placement and staffing business to a third party in 1996. We began development work on our flagship product, BillPlex, in 1996. In 1997, we introduced BillPlex and installed the product at our first customer site. We recognized $156,000 in revenue from the sale of third-party hardware and software products to this customer during 1997. We recognized the first revenue from BillPlex license fees and related professional services in 1998.


     We derive our revenue primarily from license sales of BillPlex and from related professional services, including implementation and customization services, maintenance and support activities and training services. In addition, professional services and other revenue include the revenue derived from the sale of third-party software, which we provide when our customers require it. Since the introduction of BillPlex, we had signed contracts with 20 communications service providers through June 30, 1999, ten of which were signed in the six months ended June 30, 1999. As we have signed new contracts, our revenue from license fees has grown both in absolute terms and as a percentage of total revenue.



     Revenue from license fees is based on the number of authorized system users and computer processors. We receive license fees from our customers upon initial license, and we expect to receive additional license fees under our pay as you grow pricing model when our customers add new users and processors. We also derive license fee revenue from existing customers who purchase additional market packages to increase the functionality of their current system. We have also entered into arrangements with service bureau providers that will utilize our products to service their customers. We expect to receive fees from these activities in the future.


     The nature of each licensing arrangement determines how we recognize revenue:

     - If the contract requires us to perform significant production, modification or customization of software, revenue is recognized using the percentage of completion method, based on the ratio of total labor hours incurred to date to total estimated labor hours. The total revenue under these contracts represents license fees and professional services. To date, most of our revenue has been recognized on this basis.


     - If the contract requires us to deliver the product to the end user with no future obligation to perform the implementation, we follow the current provisions of Statement of Position 97-2 and recognize revenue upon shipment of the product if the fee is fixed and determinable and collectibility is probable.



     - If the contract requires us to deliver the product to a third-party integrator, we also follow the provisions of SOP 97-2, as amended by SOP 98-4 and SOP 98-9. However, we do not recognize revenue until the software implementation is complete because of our obligation under the contract to be available to assist the third-party integrator throughout the implementation process. In the future, as our third-party systems integrators gain more experience with our products, we may change our contracts so that we have no further obligation after the delivery of the software. This will enable us to recognize revenue when we ship our product.



     Since late 1998, we have been investing heavily in our professional services organization, including opening our Atlanta offices and the hiring of consulting professionals, training professionals and customer support professionals. We believe these investments are necessary to help insure the satisfaction of our customers as we focus on increasing the number of our BillPlex license transactions and expanding our business. We anticipate the profit margin from our professional services organization to improve in future quarters as the number of our BillPlex implementations increase and more customers subscribe to our maintenance and support. We recognize revenue from professional services associated with core BillPlex implementations on a percentage of completion basis along with the license fees. Revenue from other professional services and training services is recognized as those services are performed. We recognize revenue from maintenance and customer support ratably over the term of our maintenance and support agreements.


     Sales and marketing expenses have been increasing since the introduction of BillPlex in 1997, and are expected to increase in the future as we add additional sales and marketing personnel and as we enter new geographical markets.


     Since 1996, we have invested heavily in research and development. All of these costs have been expensed as incurred and we had no capitalized software development costs as of June 30, 1999. To enhance our product offering and market position, we believe that it will be essential for us to continue to make significant investments in research and development. Accordingly, we anticipate that research and development expenses are likely to increase in future periods.


     As we grow and add additional facilities and personnel, we expect to incur additional general and administrative expenses to support this growth.


     We currently have a net operating loss carryforward for federal income tax purposes in excess of $20 million, and are continuing to experience operating losses for tax purposes. Therefore, we currently do not pay any federal income taxes. However, the amount of the net operating loss and credit carryforwards that we may utilize each year may be limited due to changes in stock ownership that have occurred over the past several years.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data expressed as a percentage of total revenue for the periods indicated:


                                                                             SIX MONTHS
                                                                               ENDED
                                           YEARS ENDED DECEMBER 31,           JUNE 30,
                                         ----------------------------    ------------------
                                          1996       1997       1998       1998       1999
                                         ------    --------    ------    --------    ------
Revenue:
  License fees.........................      --%         --%     35.8%       33.3%     52.7%
  Professional services and other......   100.0       100.0      64.2        66.7      47.3
                                         ------    --------    ------    --------    ------
          Total revenue................   100.0       100.0     100.0       100.0     100.0
                                         ------    --------    ------    --------    ------
Cost of revenue:
  License fees.........................      --          --       0.1         0.1       0.1
  Professional services and other......    54.8       187.8      81.0        75.9      51.4
                                         ------    --------    ------    --------    ------
          Total cost of revenue........    54.8       187.8      81.1        76.0      51.5
                                         ------    --------    ------    --------    ------
Gross profit...........................    45.2       (87.8)     18.9        24.0      48.5
Operating expenses:
  Sales and marketing..................    17.6       617.4      46.6        83.2      18.0
  Research and development.............    41.8     1,069.8     127.2       237.6      49.0
  General and administrative...........    95.9     2,374.5      92.2       120.2      46.3
                                         ------    --------    ------    --------    ------
          Total operating expenses.....   155.4     4,061.7     266.0       441.0     113.3
Operating loss.........................  (110.2)   (4,149.5)   (247.1)     (417.0)    (64.8)
                                         ------    --------    ------    --------    ------
Nonoperating income (expense)..........    50.3      (968.9)     14.4         2.9       1.4
                                         ------    --------    ------    --------    ------
Net loss...............................   (59.9)%  (5,118.4)%  (232.7)%    (414.1)%   (63.4)%
                                         ======    ========    ======    ========    ======



SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998


  Revenue


     Total revenue increased $5.6 million to $7.1 million for the six months ended June 30, 1999 from $1.4 million for the six months ended June 30, 1998. Revenue from both licenses and services accounted for this increase due to a significant increase in the number of implementations and newly booked contracts in the six months ended June 30, 1999 compared to the six months ended June 30, 1998.



     License Fees. License fees increased $3.2 million to $3.7 million for the six months ended June 30, 1999 from $487,000 for the six months ended June 30, 1998. License fees increased to 52.7% of total revenue for the six months ended June 30, 1999 from 33.3% for the six months ended June 30, 1998. These increases were due to having more booked contracts and product implementations for the six months ended June 30, 1999 than for the six months ended June 30, 1998, shortly after we introduced BillPlex. As our business grows and as we continue to pursue our software-based business model, we expect license fees to account for an increasing percentage of total revenue.



     Professional Services and Other. Professional services and other revenue increased $2.4 million to $3.4 million for the six months ended June 30, 1999 from $975,000 for the six months ended June 30, 1998. This increase was due to increased implementation services directly related to increased sales of BillPlex. Professional services and other revenue decreased to 47.3% of total revenue for the six months ended June 30, 1999 from 66.7% for the six months ended June 30, 1998.


  Cost of Revenue


     Total cost of revenue increased $2.6 million to $3.7 million for the six months ended June 30, 1999 from $1.1 million for the six months ended June 30, 1998. Total cost of revenue as a percentage of total revenue decreased to 51.4% for the six months ended June 30, 1999 from 75.9% for the six months ended June 30, 1998.



     Cost of License Fees. Cost of license fees includes direct cost of labor, benefits and packaging material for fulfillment and shipment of the BillPlex software and related documentation, which is typically an insignificant component of total cost of license fees. Cost of license fees increased to $3,000 for the six months ended June 30, 1999 from $1,000 for the six months ended June 30, 1998. This increase was due to increased license sales of BillPlex.



     Cost of Professional Services and Other. Cost of professional services and other revenue includes direct cost of labor, benefits, materials and related corporate overhead costs to provide professional services to customers. Cost of professional services and other increased $2.6 million to $3.7 million for the six months ended June 30, 1999 from $1.1 million for the six months ended June 30, 1998. These costs increased as we deployed more resources to support the greater number of implementations that we performed during the period. Cost of professional services and other revenue as a percentage of professional services and other revenue decreased to 51.5% for the six months ended June 30, 1999 from 75.9% for the six months ended June 30, 1998. Cost of professional services and other revenue for both periods includes expenses related to the following activities performed after the initial release of BillPlex:


     - Buildup of the infrastructure of the professional services organization in order to better serve anticipated customers; and

     - Performing beta testing and engineering services for initial reference customers.

  Operating Expenses


     Sales and Marketing. Sales and marketing expenses consist primarily of salaries and commissions earned by sales and marketing personnel, travel, promotional and related corporate overhead costs. These expenses increased $65,000 or 5.3% to $1.3 million for the six months ended June 30, 1999 from $1.2 million for the six months ended June 30, 1998. The increase was primarily due to costs associated with additional staffing. As a percentage of total revenue, these expenses decreased to 18.0% for the six months ended June 30, 1999 from 83.2% for the six months ended June 30, 1998, due to the growth in our total revenue.



     Research and Development. Research and development expenses consist primarily of salaries and benefits for software developers, management and quality assurance personnel and related corporate overhead costs. Our research and development expenses remained relatively constant at $3.5 million both for the six months ended June 30, 1999 and for the six months ended June 30, 1998. Expenses remained constant because the use of subcontractors was discontinued as additional staff was hired. As a percentage of total revenue, these expenses decreased to 49.0% for the six months ended June 30, 1999 from 237.6% for the six months ended June 30, 1998.



     General and Administrative. General and administrative expenses consist primarily of salaries and benefits for our executive, finance, administrative, human resources and information systems personnel, and related corporate overhead costs. Our general and administrative expenses increased $1.5 million, or 87.5%, to $3.3 million for the six months ended June 30, 1999 from $1.8 million for the six months ended June 30, 1998. This increase was primarily due to the addition of finance, executive, information systems and human resources personnel needed to support the growth of our business. As a percentage of total revenue, general and administrative expenses decreased to 46.3% for the six months ended June 30, 1999 from 120.2% for the six months ended June 30, 1998.



  Nonoperating Income (Expense)



     Nonoperating income consists primarily of interest income, net of interest expense. Nonoperating income increased $56,000, or 130%, to $99,000 for the six months ended June 30, 1999 from $43,000 for the six months ended June 30, 1998.


YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

  Revenue

     Total revenue increased $5.1 million to $5.2 million in 1998 from $156,000 in 1997. Revenue increases from both license fees and professional services accounted for this increase due to the increased number of contracts and related implementations of BillPlex, which began in 1998.

     License Fees. License fees increased to $1.9 million in 1998 from none in 1997. License fees increased to 35.8% of total revenue in 1998 from 0% in 1997. We recognized our first license revenues from BillPlex in 1998 after the introduction of the BillPlex product in 1997.

     Professional Services and Other. Professional services and other revenue increased $3.2 million to $3.4 million in 1998 from $156,000 in 1997. This increase was due to increased implementation services performed directly related to increase in license fees. Professional services and other revenue decreased to 64.2% of total revenue in 1998 from 100.0% in 1997.

  Cost of Revenue

     Total cost of revenue increased $3.9 million to $4.2 million in 1998 from $293,000 in 1997. Total cost of revenue as a percentage of total revenue decreased to 81.1% in 1998 from 187.8% in 1997.

     Cost of License Fees. Cost of license fees increased to $3,000 in 1998 from none in 1997 due to initiation of BillPlex license sales in 1998.

     Cost of Professional Services and Other. Cost of professional services and other revenue increased $3.9 million to $4.2 million in 1998 from $293,000 in 1997. These costs increased with the increase in revenue from services for 1998. Cost of professional services and other revenue decreased to 126.5% of professional services and other revenue in 1998 compared to 187.8% in 1997.

  Operating Expenses

     Sales and Marketing. Sales and marketing expenses increased $1.5 million, or 152.9%, to $2.4 million in 1998 from $962,000 in 1997. This increase was primarily due to the addition of personnel in sales and marketing, and the costs of recruiting and relocating these personnel. As a percentage of total revenue, these expenses decreased to 46.6% in 1998 from 617.4% in 1997.

     Research and Development. Research and development expenses increased $5.0 million, or 298.7%, to $6.7 million in 1998 from $1.7 million for 1997. The increase in these expenses was due to the significantly increased investment in software developers, quality assurance personnel and outside contractors to support the continued development of BillPlex. As a percentage of total revenue, these expenses decreased to 127.2% in 1998 from 1,069.8% in 1997.

     General and Administrative. General and administrative expenses increased $1.1 million, or 30.2%, to $4.8 million in 1998 from $3.7 million for 1997. This increase was primarily due to the addition of finance, executive, information services and human resources personnel to support the growth of our business. As a percentage of total revenue, these expenses decreased to 92.2% in 1998 from 2,374.5% in 1997.

  Nonoperating Income (Expense)

     Nonoperating income was $754,000 in 1998 compared to nonoperating expense of $1.5 million in 1997. Nonoperating income for 1998 was primarily attributable to the investment of the proceeds of our preferred stock offering received during 1998 and to a gain on sale of an unrelated software product. Interest expense in 1997 was primarily attributable to interest on our notes payable. Notes payable in the amount of $1.6 million plus accrued interest were repaid from the proceeds of the preferred stock offering.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

  Revenue

     Total revenue decreased $2.4 million to $156,000 in 1997 from $2.6 million in 1996. This decrease was due primarily to our discontinuance of contract consulting services in June 1996 and the sale of our placement services business in November 1996. We performed no contract consulting services in 1997 while we were engaged in the development and release of BillPlex.


     License Fees. We had no license fees in either period as our first BillPlex license fees were recognized in 1998. We installed our first BillPlex system in 1997, but we did not recognize any license revenue from this installation.


     Professional Services and Other. Professional services and other revenue decreased $2.4 million to $156,000 in 1997 from $2.6 million in 1996. We derived all of our 1996 revenue from our contract consulting and contract placement services business, which we discontinued and sold in 1996. In 1997, we received $156,000 in revenue, attributable entirely to the sale of third-party software products in connection with our first BillPlex installation.

  Cost of Revenue


     Total cost of revenue decreased $1.1 million to $293,000 due to the decrease in revenue generating activities discussed above. Personnel and other resources that had previously performed contract consulting services for us were primarily reassigned to research and development activities. The $293,000 in total cost of revenue in 1997 represented compensation and travel expenses of our professional services employees and the cost of third party software products in connection with our first BillPlex installation.

  Operating Expenses


     Sales and Marketing. Sales and marketing expenses increased $512,000, or 113.9%, to $962,000 in 1997 from $450,000 in 1996. This increase was primarily due to additional personnel in sales and marketing, and the costs of recruiting and relocating these personnel. As a percentage of total revenue, these expenses increased to 617.4% in 1997 from 17.6% in 1996.


     Research and Development. Research and development expenses increased $602,000, or 56.4%, to $1.7 million in 1997 from $1.1 million for 1996. The increase in these expenses was primarily related to increases in the number of software developers and quality assurance personnel required to support our product development and testing activities for BillPlex. As a percentage of total revenue, these expenses increased to 1,069.8% in 1997 from 41.8% in 1996.

     General and Administrative. General and administrative expenses increased $1.3 million, or 51.5%, to $3.7 million in 1997 from $2.4 million for 1996. This increase was primarily the result of our addition of finance, executive, and administrative personnel necessary to support the growth of our business during this period. As a percentage of total revenue, these expenses increased to 2,374.5% in 1997 from 95.9% in 1996.

  Nonoperating Income (Expense)


     We had nonoperating expense of $1.5 million in 1997 compared to nonoperating income of $1.3 million in 1996. The expense in 1997 was primarily attributable to interest on our notes payable. The income in 1996 was primarily attributable to gains on the sale of the placement division and the sale of marketing rights to an unrelated software product for a combined total gain of $1.8 million. In addition, interest expense was higher in 1997 than in 1996 due to higher levels of debt during 1997.

QUARTERLY RESULTS OF OPERATIONS


     The following table sets forth consolidated statement of operations data for the last six quarters, as well as such data expressed as a percentage of total revenue for those periods. This data has been derived from our unaudited consolidated financial statements, which have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information.



                                                                      QUARTER ENDED
                                           --------------------------------------------------------------------
                                           MARCH 31,    JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,
                                             1998         1998       1998        1998       1999        1999
                                           ---------    --------   ---------   --------   ---------   ---------
                                                                      (IN THOUSANDS)
Revenue:
  License fees...........................   $    57     $   430     $   973    $   419     $   949     $ 2,799
  Professional services and other........       138         837       1,557        820         830       2,537
                                            -------     -------     -------    -------     -------     -------
         Total revenue...................       195       1,267       2,530      1,239       1,779       5,336
                                            -------     -------     -------    -------     -------     -------
Cost of revenue:
  License fees...........................         0           1           0          2           2           1
  Professional services and other........       264         845       2,040      1,090       1,266       2,389
                                            -------     -------     -------    -------     -------     -------
         Total cost of revenue...........       264         846       2,040      1,092       1,268       2,390
                                            -------     -------     -------    -------     -------     -------
Gross profit.............................       (69)        421         490        147         511       2,946
Operating expenses:
  Sales and marketing....................       576         641         686        532         485         797
  Research and development...............     1,388       2,086       1,411      1,768       1,577       1,911
  General and administrative.............       998         759       1,329      1,738       1,465       1,829
                                            -------     -------     -------    -------     -------     -------
         Total operating expenses........     2,962       3,486       3,426      4,038       3,527       4,537
                                            -------     -------     -------    -------     -------     -------
Operating loss...........................    (3,031)     (3,065)     (2,936)    (3,891)     (3,016)     (1,591)
Nonoperating income (expense)............        69         (26)        527        184          58          41
                                            -------     -------     -------    -------     -------     -------
Net loss.................................   $(2,962)    $(3,091)    $(2,409)   $(3,707)    $(2,958)    $(1,550)
                                            =======     =======     =======    =======     =======     =======



                                                           (AS A PERCENTAGE OF TOTAL REVENUE)
Revenue:
  License fees...........................       29.2%      33.9%       38.5%      33.8%       53.3%      52.5%
  Professional services and other........       70.8       66.1        61.5       66.2        46.7       47.5
                                           ---------    -------     -------    -------     -------    -------
         Total revenue...................      100.0      100.0       100.0      100.0       100.0      100.0
                                           ---------    -------     -------    -------     -------    -------
Cost of revenue:
  License fees...........................        0.1        0.1         0.0        0.2         0.1        0.0
  Professional services and other........      135.2       66.7        80.6       88.0        71.2       44.8
                                           ---------    -------     -------    -------     -------    -------
         Total cost of revenue...........      135.3       66.8        80.6       88.2        71.3       44.8
                                           ---------    -------     -------    -------     -------    -------
Gross profit.............................      (35.3)      33.2        19.4       11.8        28.7       55.2
                                           ---------    -------     -------    -------     -------    -------
Operating expenses:
  Sales and marketing....................      295.4       50.6        27.1       42.9        27.3       14.9
  Research and development...............      711.8      164.6        55.6      124.7        88.6       35.8
  General and administrative.............      511.8       59.9        52.5      140.3        82.3       34.3
                                           ---------    -------     -------    -------     -------    -------
         Total operating expenses........    1,519.0      275.1       135.4      325.9       198.2       85.0
                                           ---------    -------     -------    -------     -------    -------
Operating loss...........................   (1,554.3)    (241.9)     (116.0)    (313.9)     (169.5)     (29.8)
Nonoperating income (expense)............       35.5       (2.1)       20.8       14.9         3.3        0.8
                                           ---------    -------     -------    -------     -------    -------
Net loss.................................   (1,518.8)%   (244.0)%     (95.2)%   (299.0)%    (166.2)%    (29.0)%
                                           =========    =======     =======    =======     =======    =======

     Our operating results have varied significantly from quarter to quarter in the past and may continue to vary significantly from quarter to quarter in the future due to a variety of factors. For example, our revenues decreased in the fourth quarter of 1998 as compared to the second and third quarters of 1998 primarily because of delays in completing contract negotiations with several new customers. Quarterly fluctuations have occurred as a result of the timing of the completion of contracts with customers since we derive a large part of our revenue each quarter from a small number of customers. Due to the recent introduction of BillPlex, we have not experienced the same seasonal fluctuations as some of our competitors, such as a slowdown during the summer months and an increase in revenue during the last quarter of the year. However, as we grow, we may experience similar quarterly fluctuations due to seasonality. For all these reasons, we believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future period.


LIQUIDITY AND CAPITAL RESOURCES


     Since inception, we have funded our operations primarily through sales of equity securities and, to a lesser degree, through notes payable. Through June 30, 1999, we have raised approximately $41.5 million of equity capital and have raised $6.2 million through the issuance of notes payable. All notes payable had been repaid or converted to equity securities as of June 30, 1999. From 1996 through June 30, 1999, we have invested $4.6 million in capital expenditures. Beyond our capital expenditures, the funds we have raised have been applied to support our working capital needs. Our working capital needs have expanded significantly as our client base has grown. Our sources of liquidity as of June 30, 1999 consisted principally of cash and cash equivalents and securities available for sale of $15.0 million.



     Net cash used in operating activities was $3.9 million for the six months ended June 30, 1999, $11.2 million in 1998, $5.9 million in 1997, and $1.3 million in 1996. The principal use of cash for all periods was to fund our losses from operations.



     Net cash used in investing activities was $6.0 million in 1998, $2.9 million in 1997 and $332,000 in 1996 and net cash provided by investing activities was $4.6 million for the six months ended June 30, 1999.



     Net cash provided by financing activities was $13.6 million for the six months ended June 30, 1999, $12.9 million in 1998, $13.0 million in 1997 and $2.4 million in 1996. Cash provided by financing activities was attributable to sales of our common and preferred stock and the issuance of notes payable.



     We believe that the net proceeds from this offering, together with our current cash and cash equivalents, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 18 months. We may require additional funds to support our working capital requirements or for other purposes and we may seek to raise additional funds through public or private equity financing or from other sources. There can be no assurance that additional financing will be available at all or that if available, such financing will be obtainable on terms favorable to us or that any additional financing would not be dilutive.


YEAR 2000 READINESS


     Some computers, software and other equipment include programming code in which calendar year data is abbreviated to only two digits. As a result of this design decision, some of these systems could fail to operate or fail to produce correct results if, for example, 00 is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches and are commonly referred to as the "year 2000 problem."



     State of Readiness of our BillPlex Product. Our review of the year 2000 readiness of BillPlex is performed as a part of our normal quality assurance program. This program requires testing of computer processes with the hardware system clock set to dates in the year 2000 and includes testing of dates in the year 2000 as inputs. We have created version 2.3 of BillPlex on which we are currently conducting systematic year 2000 tests based on a variety of test plans and system test scenarios. We intend to have this testing process completed during the third quarter of 1999. As of the date of this prospectus, we have identified no material year 2000 compliance issues with respect to BillPlex as currently licensed. However, BillPlex operates in complex network environments and directly and indirectly interacts with a number of other hardware and software systems. We have not performed extensive tests on all hardware, software, switches and other devices that may operate in conjunction with BillPlex, or provide data to or receive data from BillPlex. We also have not tested custom interfaces written for BillPlex. Some customers using BillPlex may have year 2000 problems.


     State of Readiness of our Internal Information Technology Systems. We may be affected by year 2000 issues related to non-compliant internal systems developed by us or by third-party vendors. We believe that we have identified substantially all major computers, software applications and related equipment used with our internal operations that must be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. We have begun modifying, upgrading and replacing these systems and expect to complete this process before the end of the third quarter of 1999. We have also received assurances from our third-party vendors for their material systems in use by us that their systems are year 2000 ready.

     Systems Other Than Information Technology Systems. Our internal operations and businesses are also dependent upon computer-controlled systems of third parties such as suppliers, customers and service providers. The operation of our office and facilities equipment, such as fax machines, photocopiers, telephone switches, security systems, elevators, other common devices and utilities, may be affected by the year 2000 problem. We are currently assessing the potential effect of, and costs of remediating, the year 2000 problem on this equipment. We believe that, absent a critical failure beyond our control, such as prolonged loss of electrical or telephone service, year 2000 problems experienced by third parties will not have a material impact upon us.

     Cost Assessment. We do not separately track expenditures to achieve year 2000 readiness. Those expenditures are primarily absorbed within our development organization. To date, our costs related to year 2000 readiness have not been material relative to our overall development expenditures. Furthermore, based on our experience to date, and our assessment as of the date of this prospectus, we do not anticipate that costs associated with remediating non-compliant products or internal systems, if any, will be material. However, as we have not completed the assessment of our internal systems, we cannot assure you of that outcome.

     Risks. Any failure of our products to achieve year 2000 readiness could result in a decrease of sales of our products, an increase in allocation of resources to address year 2000 problems of our customers without additional revenue commensurate with such dedication of resources, or an increase in litigation costs relating to losses suffered by our customers due to such year 2000 problems. Failures of our internal systems could prevent us from processing orders, issuing invoices, and developing products, and could require us to devote significant resources to correcting such problems. Due to the general uncertainty inherent in the year 2000 computer problem, resulting from the uncertainty of the year 2000 readiness of third-party suppliers and vendors, we are unable to determine at this time whether the consequences of year 2000 failures will have a material impact on our business, results of operation, and financial condition.

     Contingency Plans. We are currently developing contingency plans to be implemented as part of our efforts to identify and correct year 2000 problems affecting our internal systems. We expect to complete our contingency plans by the end of the third quarter of 1999. Depending on the systems affected, these plans could include:

     - accelerated replacement of affected equipment or software;


     - the use of backup equipment and software;


     - increased work hours for our employees or use of contract personnel to correct on an accelerated schedule any year 2000 problems which arise or to provide manual workarounds for information systems; and

     - other similar approaches.

     If we are required to implement any of these contingency plans, these plans could have a material adverse effect on our business, financial condition or operating results.

NEW ACCOUNTING PRONOUNCEMENTS

     In March 1998, the AICPA issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, or SOP 98-1. We have adopted SOP 98-1 and its adoption did not have a material effect on our financial position or results of operations.


     In March 1998, the AICPA issued Statement of Position 98-5 Reporting on the Costs of Start-Up Activities. SOP 98-5 states that all costs associated with start-up activities, including organization costs, should be expensed as incurred. Companies that previously capitalized such costs are required to write off the unamortized portion of such costs as a cumulative effect of a change of accounting principle. We had no such costs capitalized as of January 1, 1999 and therefore the adoption of this statement had no impact on our consolidated financial statements.


     In June 1998, the FASB issued SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. The accounting change in the fair value of a derivative depends on the planned use of the derivative and the resulting designation. We are required to implement the statement in the first quarter of 2000. We have not used derivative instruments and believe the adoption of this statement will not have significant effect on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


     Our financial instruments consist of cash that is invested in institutional money market accounts. At June 30, 1999, the carrying value of our financial instruments approximated their fair values based on current market prices and rates. We do not use derivative financial instruments in our operations or investments and do not have significant operations subject to fluctuations in commodities prices or foreign currency exchange rates.

                                    BUSINESS

OVERVIEW


     We are a leading provider of next-generation billing and customer care software that can serve as the core of an enterprise solution for integrated communications providers, or ICPs. Our flagship product, BillPlex, is designed to enable providers of multiple communications services, such as voice, data, internet access, video and application hosting, to compete more effectively while lowering the total costs of their strategic billing and customer care services. The majority of our customers are ICPs who have indicated to us that they already utilize or plan to utilize BillPlex to support interest access and data services in addition to traditional voice services. BillPlex's innovative software architecture gives service providers the ability to rapidly and cost-effectively deploy a truly convergent service offering -- including multiple, usage-based services; a single, unified invoice; and a single point for customer management across all services. Our solution provides mission-critical functions such as account and service provisioning, subscriber care and management, rating, billing and payment processing. BillPlex was designed to serve as the central integration point for a service provider's enterprise information systems. We utilize our direct sales organization and a variety of strategic marketing alliances to reach our targeted customer base of companies that are seeking to provide multiple, convergent communications services.


INDUSTRY BACKGROUND

  The Communications Industry

     There is significant competition in the communications industry today in the United States, due to deregulation that began with the breakup of AT&T in 1984 and intensified as a result of the Telecommunications Act of 1996. These events, along with similar deregulation and privatization trends in Canada, Latin America, Europe and Asia, have increased competition worldwide by allowing new entrants into the market. Many new service providers have emerged that seek to gain market share from incumbent service providers, such as local exchange carriers, long distance service providers, and wireless companies. At the same time, customers have begun to demand, and service providers are making available, an increasing variety of communications services, including:

     - traditional voice services, such as local exchange and long distance;

     - wireless services, such as cellular, paging, personal communication services, or PCS, and satellite communications;

     - data services, such as internet access and digital subscriber lines;

     - video services, such as cable television and pay-per-view services;

     - new voice services, such as voice over internet protocol, or internet telephony; and


     - application hosting services, such as those offered by third-party application solution providers, or ASPs, providing end users with remote access and usage of application software systems.


     Customers now have greater freedom of choice for their communications needs and, consequently, core communications services have become commoditized in this highly competitive market. As customers seek the lowest priced communications services, the rate of customer turnover among providers, or churn, has increased dramatically. As a result, service providers must find new ways to distinguish themselves from their competitors to win new customers and retain their existing customers. Service providers are seeking to acquire new customers by focusing on rapid new service deployment, increased marketing activities, attractive new rate programs and creative discounting. These service providers are also trying to attract new customers as well as retain existing customers by providing superior customer care. In addition, many service providers have increasingly begun to bundle together and cross-discount various combinations of communications services to differentiate themselves.

  Emergence of Integrated Communications Providers and Convergent Services


     These vast changes in the communications environment, particularly the growth of internet usage and other data services, have spawned a new generation of integrated communications providers, or ICPs, that bundle a variety of communications services. This merging of formerly separate services, known as convergence, has created the framework for new market entrants and incumbent providers to aggressively move toward multi-service market offerings. ICPs can be incumbent service providers, such as AT&T, Worldcom, Sprint and BellSouth, who historically offered a single service but are adding cable television, wireless telephony, internet access or other services, or new market entrants, such as Level 3 Communications and Qwest Communications International and other emerging regional ICPs.


  Service Provider Information Systems

     Convergence has far-reaching effects on a service provider's business model and the processes and systems that support it. Service providers rely on information systems to perform mission-critical operations such as service activation, provisioning, customer service and billing. Limitations in a provider's information system can increase the provider's operating costs, as well as prevent it from offering new services or marketing programs, thereby impairing its competitiveness and financial performance.

     Billing and customer care systems, or BACC systems, are among the key components of a service provider's information systems because they enable the provider to better manage its customers and revenues and to dynamically change and grow service offerings, marketing programs and rate plans. In today's intensely competitive communications market, we believe BACC systems can provide a competitive advantage as service providers attempt to differentiate themselves by providing superior features such as bundled service offerings, cross-discounting, one-call customer service and a single bill for multiple services.


     Many BACC systems currently in use were created before the emergence of today's competitive market which we believe is seeking bundled services. Service providers have been forced to repeatedly modify these legacy systems over time as they have introduced new offerings, marketing promotions and rate plans in response to intense competition. As a result, many existing service providers maintain an extremely complex information systems environment consisting of numerous proprietary systems. These systems have only a limited interoperability with other elements of the information system that may be acquired by a service provider or created as a result of a new product or service offering. These patchwork systems frequently employ older technologies, are costly to maintain and were designed to support a single communications service. They require significant time, resources and effort to modify, making it difficult for service providers to respond quickly and competitively with innovative marketing promotions and new service offerings.


  Next-Generation BACC Requirements

     Over the past decade, a first-generation of third-party BACC vendors emerged as service providers began to replace their older BACC software. While several sizable and profitable BACC vendors have emerged, we believe the first-generation BACC systems still have not delivered the performance and functionality that service providers demand. In general, first-generation BACC systems still employ older technologies and architectures, were designed before the proliferation of ICPs, are inflexible and require substantial amounts of costly customization and maintenance.

     BACC systems must enable service providers to respond quickly to competition and changing market conditions in today's fast-growing, dynamic environment. We believe that both existing and emerging ICPs are looking for next-generation BACC solutions that are designed to:

     - support multiple, convergent communications services;

     - speed deployment of new services and pricing programs;

     - interoperate with other components of the service provider's information system; and

     - enable easy modification and maintenance without a costly information technology staff.

THE DALEEN SOLUTION

     We are a leading provider of next-generation BACC software that can serve as the core of an enterprise solution for integrated communications providers. Our flagship product, BillPlex, enables our customers to provide comprehensive billing, provisioning, and customer care for a wide array of communications services that include local, long distance and wireless voice; internet access and other data services; and application hosting. The majority of our customers have indicated to us that they are utilizing or planning to utilize BillPlex to support data services in addition to traditional voice services. BillPlex plays a key strategic role in a service provider's business by improving its ability to compete effectively while simultaneously lowering the total cost of providing BACC services. BillPlex is designed to enable service providers to capture the key business benefits of:

     Increased revenue and market share. From inception, BillPlex has been designed as a next-generation, convergent software solution to provide billing and customer care for companies seeking to provide multiple communications services. BillPlex's innovative architecture has the inherent flexibility to enable the offering of new communications services and marketing programs and to respond rapidly to dynamic market conditions without being constrained by its BACC system. BillPlex enables a service provider to increase revenue and market share by:

     - shortening the initial time required for a new market entrant to launch its business;

     - shortening the time to market for an existing provider to offer new promotions and services;

     - allowing a provider to immediately activate services when a subscriber is added to the system;

     - enabling a provider to offer targeted marketing programs and service bundles that are optimized for maximum revenue and market penetration; and

     - generating real-time bills that are accurate and easy to understand, reducing fraud, disputed charges and uncollected revenue.

     A pre-configured, whole-product solution. BillPlex is a complete BACC solution, providing a comprehensive suite of functions and the ability to offer multiple, convergent communications services under a single, unified invoice. In addition, BillPlex is available in pre-configured market packages, which enable providers to enter specific markets and rapidly launch customized services with minimal system implementation costs. We currently offer a package for competitive local exchange carriers, or CLECs, and are in the process of developing packages for the markets for internet service providers, or ISPs, integrated communications providers, or ICPs, application service providers, or ASPs, and wireless providers.

     Improved customer service and customer retention. BillPlex enables a service provider to offer superior customer care and responsiveness, thus increasing customer retention. With BillPlex, service providers can create flexible, unified invoices for all segments of their customer bases. For example, BillPlex enables service providers to better serve business subscribers through custom-tailored invoices that match individual organizational structures and accounting needs. For residential customers, BillPlex allows service providers to create personalized service bundles that increase customer loyalty and the costs of switching to a different service provider. In addition, BillPlex enables a customer service representative to provide superior customer care and responsiveness through real-time access to all necessary subscriber account information. Customers are also able to access their own account information 24 hours per day over the internet.

     Enterprise integration and interoperability. BillPlex was designed as a next-generation BACC software platform, enabling seamless integration with other applications in a service provider's enterprise operations environment. Our industry standards-based, open application programming interfaces, or APIs, allow BillPlex to interoperate with other software programs without writing custom interfaces. Our open APIs lower the cost of installation and allow customers to upgrade BillPlex and other enterprise applications independently, reducing the lifetime costs of system operation and maintenance.


     Flexibility, scalability and reliability. BillPlex can grow with a service provider's needs, scaling down to the needs of the smallest new market entrant or scaling up for the environment of a large, incumbent service provider. Our pay as you grow pricing model permits customers to purchase additional licenses and functionality only as they need them. In addition, BillPlex's flexible architecture enables our customers to easily support additional communication service offerings, should they choose to bundle more services in the future. BillPlex allows providers to distribute database information and processing across multiple servers, which minimizes the impact of a server failure and maximizes system availability and reliability.


     Increased productivity and lower total operating costs. BillPlex simplifies system management and user training, because it is a comprehensive billing solution that allows multi-service rating, customer management, and invoicing from a common platform. Because additions and modifications to service offerings, rate plans, and subscribers do not require changes to core BillPlex software, customers have significantly lower maintenance costs in comparison with first-generation systems due to reduced reprogramming and information technology support required to operate and maintain the system. We provide a toolkit and related training that allow our customers to perform all functions necessary to adapt, extend, maintain and update their BillPlex solution. Finally, the ability of BillPlex to integrate quickly with other existing enterprise software programs and to operate in a Windows NT, Unix or mixed configuration protects a customer's investment in software, hardware and supporting personnel, knowledge and data.

STRATEGY

     Our goal is to become the leading provider of BACC software solutions to ICPs by:

     Aggressively targeting ICPs. We believe our flagship product, BillPlex, is well suited for the ICP market because it has been designed from inception as a truly convergent, rapid time-to-market solution. BillPlex provides a comprehensive product solution for billing and customer care that a communications service provider needs to be competitive. We believe that our innovative solution provides us with an opportunity for significant growth as broad industry trends continue to drive the dynamic expansion of the ICP market.

     Building a scalable, software-based business model. We provide pre-configured software solutions that require minimal customization, as compared to the highly customized nature of most legacy and first-generation systems. We believe that our pre-integrated packaged solution provides us with a competitive advantage that we intend to exploit as we pursue our market leadership goal. This approach is designed to permit us to achieve the high margins and rapid growth typical of software companies.

     Leveraging strategic marketing alliances. We have established strategic marketing alliances with industry-leading information systems integrators, such as CAP Gemini, Danet, Integris Groupe Bull and Unisys, and with providers of complementary information system components, such as Eftia, Oracle, Telcordia and Vertex. These alliances help extend our market coverage and provide us with new business leads and access to a large pool of highly trained implementation personnel. We are continually seeking to expand the number of partners we work with to further penetrate the market and accelerate our growth.


     Developing and maintaining long-term customer relationships. We seek to develop and maintain long-term, mutually beneficial relationships with our customers. Our pay as you grow pricing model is targeted to attract and retain customers through all phases of their growth. We believe that long-term relationships with rapidly growing customers will lead to additional product sales, customer references and ongoing support and maintenance revenue.



     Expanding into new geographic markets and industry segments. Our current customers are located primarily in the United States and Latin America. We intend to target and penetrate new geographic markets, particularly Europe and other international markets, as these markets continue to experience market trends similar to those that have driven growth in the United States. Our current plans are for entry into Europe in 2000 and into Southeast Asia in 2001. Further, we intend to penetrate additional market segments, such as the cable television and utilities markets, through the development and release of pre-configured packages specifically targeted at those market segments. We have no scheduled entry dates for penetrating these markets at this time.


PRODUCTS

     Our flagship product, BillPlex, is a next-generation BACC software platform that provides centralized integration of a comprehensive enterprise solution, enabling communications service providers to perform complex, mission-critical functions such as account and service provisioning, subscriber care and management, rating, billing and payment processing. BillPlex's design gives service providers the ability to rapidly and cost effectively deploy a convergent service offering -- including multiple, usage-based services, a single, unified invoice, and a single point for customer relationship management. The BillPlex system's flexible, distributed architecture supports the Windows NT and Unix operating systems. Its industry-standard open APIs allow rapid integration with a variety of operational and business support systems. BillPlex also provides an optional web interface that allows subscribers to view their account status and perform other self-care functions at any time over the internet.

     Key features of BillPlex are as follows:


------------------------------------------------------------------------------------
      CATEGORY                                    DESCRIPTION
------------------------------------------------------------------------------------
  ACCOUNT AND         -    Allows a service provider to add, change or delete
  SERVICE                  residential and business subscribers and set up
  PROVISIONING             multi-tier organizational relationships; assign services
                           to each subscriber; and bundle services through an
                           easy-to-use Windows task-based graphical user interface
                           that utilizes icons to represent computer commands.
                      -    Supports an easy-to-use interface for managing complex
                           accounting and organizational invoicing requirements
                      -    Supports dynamically configurable subscriber
                           characteristics for capturing demographic information
                           customized to the provider's needs
                      -    Enables commission calculation by allowing a service
                           provider to keep track of sales agent information for
                           each subscriber and service
                      -    Manages inventory of connection numbers, such as
                           telephone numbers and internet protocol addresses
                      -    Provisions services at network elements and application
                           servers through its network mediation interface and
                           optional third-party network mediation devices
                      -    Enables subscriber access to account information through
                           the internet
------------------------------------------------------------------------------------
  SUBSCRIBER          -    Allows a service provider to provide immediate, or
  MANAGEMENT               real-time, access to information about the account and
                           each service subscribed to a single customer service
                           representative
                      -    Logs all customer interactions for quality assurance
                      -    Enables analysis of marketing program effectiveness
------------------------------------------------------------------------------------
  USAGE PROCESSING    -    Allows a service provider to collect and process usage
                           data for multiple services from a variety of sources in
                           real time, batch mode or both
                      -    Provides a graphical user interface for configuring usage
                           data import formats to accommodate differences among the
                           network elements of various vendors
                      -    Archives usage data based on a service provider's policy
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
      CATEGORY                                    DESCRIPTION
------------------------------------------------------------------------------------
  BILLING             -    Provides an easy-to-read, accurate, unified bill that
                           enables flexible, competitive marketing programs through
                           bundling of convergent services, including cross-service
                           and volume discounting
                      -    Supports flexible billing hierarchies so that volume
                           discounts can be applied to various organizational
                           structures
                      -    Supports comprehensive taxation plans
                      -    Allows a service provider to extend and adapt BillPlex
                           functions such as creating new rate plans and integrating
                           with existing enterprise applications, such as general
                           ledger
                      -    Allows subscribers to access and view their account
                           statements from the internet
------------------------------------------------------------------------------------
  PAYMENT PROCESSING  -    Enables fast, low-cost payment processing for cash,
                           credit card and batch lockbox payments
                      -    Reduces potential losses through effective collection and
                           credit management
                      -    Supports prepaid deposit, refund and returned check
                           processing
                      -    Verifies customer credit information through BillPlex's
                           real-time credit bureau link
                      -    Allows payment to one or more open invoices for a given
                           subscriber
------------------------------------------------------------------------------------
  REPORTING           -    Offers 32 standard reports
                      -    Provides a toolkit including a custom report generation
                           utility
------------------------------------------------------------------------------------
  SYSTEM              -    Allows a service provider to assign different levels of
  ADMINISTRATION           authorization to customer service representatives so that
                           they can only access and perform functions for which they
                           are authorized
                      -    Allows a service provider to define system-wide rules and
                           policies for system operation
------------------------------------------------------------------------------------
  INTERNATIONAL       -    Encapsulates language sensitive components for easy
  SUPPORT                  language translation
                      -    Supports a different currency selection for each account
------------------------------------------------------------------------------------

     BillPlex Market Packages. Our current market packages and those under development are designed to provide a complete, service-ready rating and billing system that includes:

        - pre-configured data reports that enable the provision of services, a standard invoice, rate plans, payment applications and documentation that tailor BillPlex to meet the requirements for particular markets; and


        - the ability to easily work with third-party applications, such as taxation and address validation, for a particular market.

In addition, we provide standardized set-up, configuration and testing of BillPlex and our market packages to ensure proper implementation and optimal performance within predefined parameters.

     We believe service providers gain a number of advantages from our pre-configured market packages. Providers are able to launch service much faster and at lower costs than if they implemented a traditional BACC system since all of the business processes and program settings appropriate to their market model have already been pre-configured in the BillPlex market package software. Because the market packages are based on the core BillPlex product, the service provider retains all of the system flexibility, adaptability, and low total cost of ownership that the BillPlex architecture provides. Providers can quickly add new services, rate plans, and promotional programs as needed without expensive and time-consuming customization.

     We currently have or plan to make available the following market packages:


----------------------------------------------------------------------------------
      PACKAGE                                 DESCRIPTION
----------------------------------------------------------------------------------
  CLEC (currently     A complete, service-ready BACC system that enables a CLEC to
  available)          bill for:
                      - Residential and business local and long distance services, such as switched and dedicated services and custom calling features
                      - Calling card services
                      - Wholesale service offering support
                      - Includes basic local calling area taxation setup
----------------------------------------------------------------------------------
  ISP/DATA SERVICES   A complete, service-ready BACC system that will enable an
  (scheduled for      ISP to bill for:
  release in 3rd      - Residential and business dial-up, digital subscriber line,
  quarter of 1999)      or DSL, and dedicated internet access
                      - Web and content hosting
                      - Virtual private network, or VPN
----------------------------------------------------------------------------------
  ICP                 A complete, service-ready BACC system that will enable an
  (scheduled for      ICP to bill for:
  release in 3rd      - Residential and business local and long distance services,
  quarter of 1999)      such as switched and dedicated services and custom calling features,
                      - Calling card services
                      - Wholesale service offering support
                      - Residential and business dial-up, DSL, and dedicated
                        internet access
                      - Web and content hosting
                      - VPN
                      - Integrated voice and data services on a single invoice
----------------------------------------------------------------------------------
  ASP                 A complete, service-ready BACC system that will enable an
  (scheduled for      ASP to bill for:
  release in 4th      - Flat-rate application hosting services
  quarter of 1999)    - Usage-sensitive application billing services
----------------------------------------------------------------------------------
  WIRELESS            A complete, service-ready BACC system that will enable a
  (scheduled for      wireless carrier to bill for:
  release in 1st      - Residential and business zoned wireless and personal
  quarter of 2000)      communications services, or PCS, such as free airtime
                        minutes and tiered airtime rating charges and discounts
                      - Long distance services, such as zoned toll areas and
                        custom calling wireless features
                      - The processing, clearing and billing of third party
                        network calls
----------------------------------------------------------------------------------

CUSTOMER SERVICE AND TECHNICAL SUPPORT

     Our customer services are designed to provide customers with superior support while giving them the tools and knowledge they need to independently run their day-to-day operations. We provide the following services:

     Professional consulting services. We provide a variety of professional consulting services to assist customers in the implementation, modification and customization of the BillPlex product and its market-based packages. We work with customers to establish business models and processes that utilize BillPlex to increase their market power and lower their operating costs.

     Training. We offer training programs for system operators, billing administrators and supervisors of customer service representatives. Our training programs are designed to provide customers with the tools and education they need to be able to train their own personnel for maximum effectiveness.


     Maintenance. We have a comprehensive maintenance and support program which provides customers with timely and high-quality maintenance and support services for our products. These services are generally provided under maintenance agreements between our customers and us. These agreements entitle our customers to multiple levels of telephone technical support for prompt and professional response to customer questions or problems and maintenance. We also provide customer self-service capabilities 24 hours per day through our on-line maintenance tracking system.



     Third-party software fulfillment. When our customers require it, we provide a complete solution by offering third-party software products they may need in order to rapidly implement their systems. We provide enabling platform products, such as the Windows NT operating system and Oracle database software; complementary products that integrate with BillPlex, such as QMS address validation software; and tools that support development and reporting on the data in BillPlex, like Crystal Reports or Borland's development toolkit software.


TECHNOLOGY


     BillPlex was developed using an open architecture with industry standards-based application programming interfaces, or APIs, which enable it to readily integrate with other software applications. These APIs create an object-oriented, multi-layered architecture that supports an enterprise-wide, distributed environment, with the following benefits:


     - increased system price/performance, reliability, scalability and manageability;

     - a plug-and-play environment in which applications can be integrated rapidly and upgraded independently;

     - simplified, lower-cost application development and maintenance efforts;

     - the ability to easily extend and adapt BillPlex functionality; and

     - interoperability with a large number of applications and systems.


     Our multi-layer, or N-tier, architecture consists of the following:


     Billing application framework. This tier employs a flexible and scalable messaging protocol to support a distributed, event-driven framework for extending and adapting BillPlex functions to meet the most complex customer requirements. The API provided by the billing application framework allows a customer to tailor BillPlex's functions like rating and enables its interoperability with external third-party systems like taxation or mediation. The billing application framework allows applications to run on any server in a network environment, offering greater scalability and throughput.


     Data tier. Using a layer of business data objects, enterprise applications can access not only BillPlex's Oracle relational database but also third-party data sources, enabling the development of applications with transparent access to any data source. Business data objects encapsulate data access functions for entities such as subscriber, service and rate plans.



     Enterprise application framework. This three-layer framework consists of business process objects, business rule objects, and business data objects. Business process objects encapsulate processes such as service order creation. Business rule objects enforce rules required by customers and the underlying data model. This partitioning offers greater flexibility by allowing dynamic modification of business rules and processes without changing data objects. The enterprise application framework supports transaction integrity and resource pooling, offering a scalable, reliable environment for mission-critical enterprise applications.


     Enterprise application tier. This tier includes enterprise applications, such as customer relationship management, decision support, enterprise resource planning software and network management systems, that use the BillPlex enterprise application framework API to access BillPlex's data and functions, as well as other databases and applications supported by the framework.

     Client tier. The client tier includes any application that allows an end user to access BillPlex. For example, such an application can be a customer service representative using BillPlex's graphical user interface client, an internet user browsing for self-care, a sales agent using a customer relationship management application to sell services to customers or a network administrator using an operating support system application to manage network inventory.

                             [GRAPHIC INSERT HERE]

CUSTOMERS


     Our typical customers are companies that are seeking to provide multiple communications services including local, long distance and wireless voice communications, internet access and other data communications services. We believe our customers benefit from BillPlex's design for multiple, convergent services, as well as its scalability and flexibility. We also believe our customers value BillPlex's comprehensive design, rapid installation time, ease and speed of downstream changes, pre-integration with other enterprise applications and low operating costs.

     As of June 30, 1999, we had 20 customers, consisting of local and competitive local exchange carriers, interexchange carriers, internet service and other data services providers, wireless carriers, and ICPs. These customers are located in the United States, Canada, Latin America and Europe. Our customers include: America Latina Telecomunicacoes Avencades, SA; KINI L.C.; PaeTec Corp.; Pac-West Telecomm, Inc.; NewSouth Communications Corp.; Network Access Solutions; and 2nd Century Communications, Inc.



     For the six months ended June 30, 1999, CTC Communications, Inc., NewSouth Communications Corp., Q-Comm Corporation, Pac-West Telecomm, Inc. and Gabriel Communications, Inc. each accounted for 10% or more of our total revenue.


SALES AND MARKETING


     Sales. Our sales strategy is focused on emerging ICPs, including carriers who need a solution that supports multiple communications services, as well as carriers with a single-service offering who plan to migrate to a multiple-service offering. Through our direct sales approach, we have developed relationships with service providers through a problem-solving sales process and work closely with them to define and determine how their needs can be fulfilled by our BillPlex product. Through our indirect sales channel approach, we have developed relationships with leading professional services providers that can sell, implement and customize our products. In addition, we have developed relationships with other leading communications-focused companies that offer products complementary to ours, and who can sell our products jointly with their solutions.


     Due to the sophisticated nature of our products and services, the duration of a sales cycle can typically range anywhere from 30 days to one year. We intend to gradually increase the size of our direct sales organization while also focusing on the ongoing development of the indirect sales channel through our marketing alliances.

     Marketing. Our marketing programs are focused on creating awareness, interest and preference for our products and services. We engage in a variety of marketing activities, including:

     - supporting our strategic marketing alliances;


     - conducting seminars, trade shows and special events;


     - creating and placing advertisements;

     - creating direct mail and direct response programs;

     - conducting ongoing public and press relations programs;


     - creating, managing and maintaining our web site;


     - participating in industry consortia and partnership programs with key influencers; and

     - establishing and maintaining close relationships with recognized industry analysts.

STRATEGIC MARKETING ALLIANCES

     We have developed strategic marketing alliances that expand the coverage of our direct sales organization and provide implementation and customization services for our products. These alliances enable us to focus our resources on product development, enhancement and customer service. Our strategy is to leverage our current marketing relationships and to develop new marketing alliances to help achieve our sales and implementation targets.

     Our marketing alliance program is based on two types of relationships, business alliances and enterprise alliances:


     - Our business alliances are primarily with systems integrators that can sell, implement and customize our products, and include: American Management Systems, Incorporated; CAP Gemini America, LLC; Danet, Inc.; and Unisys Corp. These and our other business alliances have successfully completed BillPlex projects to the satisfaction of our customers and within our quality standards. To become an affiliate in our business alliance program, a company must establish an implementation team that has been trained and certified by us.


     - Enterprise alliances are with companies in the business of developing and marketing enterprise information system products that are complementary to and interoperable with our products. Some of our enterprise alliance affiliates include Oracle, The Hutton Company and Vertex, Inc. These companies are able to effectively market our products, because customers purchase them together as part of the deployment of a comprehensive enterprise information solution.

RESEARCH AND DEVELOPMENT

     Our product development capabilities are essential to our strategy of enhancing our core technology, developing additional applications incorporating that technology and maintaining the competitiveness of BillPlex and related products and services. We have invested heavily in software development in order to ensure that we have the product design skills and tools for achieving our market leadership objective. We recognize that our ability to create and extend our products with each release comes from hiring exceptionally talented software engineers, quality assurance testers and billing and telecommunications specialists. We have also created a structured process for both platform and market package releases that serves as a framework for minimizing our product development cycle times and ensuring quality software releases that meet or exceed our customers' requirements.

     Our research and development expenses totaled approximately $1.1 million for 1996, $1.7 million for 1997, and $6.7 million for 1998. As of June 30, 1999, approximately 52 employees were engaged in research and development activities.

COMPETITION

     The markets in which we compete are relatively new, intensely competitive, highly fragmented and rapidly changing. We expect this competition to increase in the future. Our products compete on the basis of performance, scalability, extensibility, ease of integration and cost of ownership. The principal competitive factors in our market include responsiveness to the needs of our customers, product features, timeliness of implementation, quality and reliability of products, price, project management capability and technical expertise.

     We believe that our ability to compete depends in part on the performance of the competition, including the development by others of software that is competitive with our products and services, the price at which others offer competitive software and services, the extent of competitors' responsiveness to customer needs and the ability of our competitors to hire, retain and motivate key personnel.

     Our main competitors include:


     - Kenan Systems Corporation, a wholly-owned subsidiary of Lucent Technologies Inc.;


     - Saville Systems, PLC, the subject of a recently announced proposed acquisition by ADC Telecommunications, Inc.;


     - Portal Software, Inc.;



     - LHS Group, Inc.;



     - Amdocs Limited; and



     - Intertech Management Group, Inc.



     Other companies with which we compete are International Telecommunications Data Systems, Inc., Sema Group, PLC and Intasys Corporation. We also compete with systems integrators, service bureaus and with the internal information technology departments of large communications companies, who may elect to develop functionalities such as those provided by our product in-house rather than buying them from outside suppliers. No competitor is dominant, and we believe that each of the largest companies with whom we directly compete holds less than a 10% share of the market.


     We anticipate continued growth and competition in the communications industry and the entrance of new competitors into the billing and customer care software market, and that the market for our products will remain intensely competitive. We compete with a number of companies that have longer operating histories, larger customer bases, substantially greater financial, technical, sales, marketing and other resources, and greater name recognition than us.

     In addition, as we expand, we will market our products and services to service providers in geographic and industry markets that we do not currently serve. Upon our entrance into these markets, we may encounter new competitors, some of which could have significantly greater resources than we have.

INTELLECTUAL PROPERTY

     We regard significant portions of our software products and related processes as proprietary and rely on a combination of patent, copyright, trademark and trade secret law, contractual provisions and nondisclosure agreements to protect our intellectual property rights. We currently have four patent applications pending in the United States. In addition, we have filed a number of trademark applications to protect our trademarks and tradenames. There is no guarantee that our pending patent or trademark applications will result in issued patents or trademarks, or will provide us with any competitive advantages. In addition, our patent and trademark applications may be challenged by third parties.


     We generally enter into confidentiality or license agreements with our employees and consultants. When we license our products, we use signed license agreements that limit access to and distribution of our intellectual property and contain confidentiality terms customary in the industry. We license our products in object code only, a format that does not allow the user to change the software source code. However, some of our license agreements do require us to place the source code for BillPlex into escrow. Such agreements generally provide that these licensees' would have a limited, non-exclusive right to use the software source code if there is a bankruptcy proceeding by or against us, if we cease to do business without a successor or if we discontinue providing maintenance and support on BillPlex.

EMPLOYEES


     As of June 30, 1999, we had 169 full-time employees, of whom 64 were in product implementation and support, 12 in sales and marketing, 52 in research and product development and 32 in administration. We have never had a work stoppage and none of our employees are represented under collective bargaining agreements. We consider our employee relations to be good.


FACILITIES


     We lease an aggregate of approximately 31,000 square feet in two separate offices in an office complex located in Boca Raton, Florida. We occupy these premises under two leases, which expire in May 2000 and January 2001. We recently subleased approximately 46,500 square feet in a three-story professional office building in Boca Raton. The term of this sublease is from October 1, 1999 to May 30, 2008. In addition to our corporate office space in Boca Raton, Florida, we also lease approximately 24,000 square feet of office space in Atlanta, Georgia. The Atlanta lease commences on September 1, 1999, and expires on August 31, 2004. We also have sales offices in Boston, Massachusetts, Charlotte, North Carolina, and Chicago, Illinois.


LEGAL PROCEEDINGS

     We are not a party to any material legal proceeding.

                                   MANAGEMENT


     The following table sets forth information about our executive officers and directors:



NAME                        AGE                        POSITION
----                        ---                        --------
James Daleen..............  39    Chairman of the Board of Directors and Chief
                                  Executive Officer
David B. Corey............  39    President, Chief Operating Officer and Director
Richard A. Schell.........  48    Chief Financial Officer, Treasurer and Director
Stephen M. Wagman.........  39    Executive Vice President of Corporate Development
                                  and Secretary
Phillip R. Davis..........  32    Vice President of Human Resources
Frank D. Dickinson........  29    Vice President of Development
David J. McTarnaghan......  37    Vice President of Sales
Timothy C. Moss...........  33    Vice President of Operations
Timothy N. Murray.........  38    Vice President of Product Management and Marketing
John Z. Yin...............  40    Vice President of Technology
Paul G. Cataford..........  35    Director
Neil E. Cox...............  49    Director
Daniel Foreman............  40    Director
Stephen J. Getsy..........  54    Director
Ofer Nemirovsky...........  41    Director
William A. Roper, Jr......  53    Director



     JAMES DALEEN, our founder, has served as chairman of the board and chief executive officer since our inception in 1989. Mr. Daleen served as president and chief executive officer of Sound Impulse Company, an electrical construction company, from 1983 until 1995.



     DAVID B. COREY has served as president and chief operating officer since February 1998 and as a director since June 1998. Prior to joining us, Mr. Corey served as senior vice president of Global Marketing for Westell, Inc., a telecommunications equipment company, from November 1996 to February 1998, and as vice president and managing director/Asia Pacific for Westell International, a telecommunications company, from January 1994 to November 1996.



     RICHARD A. SCHELL has served as chief financial officer since November 1994 and as a director since December 1995. Mr. Schell was also elected secretary and treasurer in December 1995 and resigned as Secretary in June 1999. Mr. Schell served as vice president of finance and chief financial officer of Fibercorp International, Inc., a software and hardware company, from 1993 until 1994. Mr. Schell has been a certified public accountant since 1973 and was an audit partner with KPMG LLP until 1993.



     STEPHEN M. WAGMAN joined us in June 1999 as executive vice president of corporate development. Mr. Wagman was appointed secretary in June 1999. Prior to joining us, Mr. Wagman served in various capacities with PowerCerv Corporation, an enterprise resource planning software company, from August 1995 to June 1999, including chief financial officer, treasurer, senior vice president of administration, chief counsel and secretary. Prior to that,

Mr. Wagman served as vice president, treasurer and secretary for International Data Matrix, Inc., a bar code and machine vision technology company, from July 1988 until August 1995.



     PHILLIP R. DAVIS joined us as vice president of human resources in June 1999. Prior to joining us, he served as the senior vice president of human resources for HomeBanc Mortgage Corporation from December 1997 to June 1999. Prior to that, Mr. Davis was human resources manager for Chase Manhattan Mortgage Corporation from July 1995 to December 1997, director of human resources for Main Street Mortgage, L.P., a mortgage service, from November 1994 to June 1995 and process manager of Chase Manhattan Bank from July 1989 to November 1994.



     FRANK D. DICKINSON has served as vice president of development since December 1996. Prior to assuming his current position, Mr. Dickinson worked for us as director of research and development from April 1996 to December 1996, as project manager from November 1994 to April 1996 and as a software engineer from November 1991 to November 1993.



     DAVID J. MCTARNAGHAN has served as vice president of global sales since June 1998. Prior to joining us, Mr. McTarnaghan was employed by Fujitsu BCS, a communications services company, from May 1991 to June 1998, last serving as a district general manager.



     TIMOTHY C. MOSS has served as vice president of operations since January 1999. Prior to joining us, Mr. Moss was employed by Carolina PCS, a wireless communications company, as executive vice president of operations from April 1998 to December 1998. From June 1995 to January 1998, Mr. Moss was vice president of information technology for Powertel, Inc., a wireless communications company, and from January 1994 to June 1995, director of information systems and customer support for InterCel, a cellular communications company.



     TIMOTHY N. MURRAY joined us as vice president of product management and marketing in August 1999. Prior to joining us, Mr. Murray served as president of Athena Information Systems, an application service provider, from December 1998 to June 1999. Mr. Murray was the vice president of marketing and product management of Ariel Corporation, a data communications hardware and software company, from December 1996 to October 1998. Mr. Murray served as business area director for Voice Technologies Group, a computer telephony integration supplier, from November 1994 to November 1996.



     JOHN Z. YIN joined us as director of technology in April 1997, was promoted to vice president of technology in June 1997 and since December 1998 has served as vice president of technology. Prior to joining us, Mr. Yin served as vice president of technology of Fleet.Net, Inc., a software development and internet service company, from October 1996 until April 1997. Mr. Yin was a senior member of the technical staff of Pacific Communications Sciences, Inc., a hardware and software development company in the wireless communications market, from August 1995 until October 1996. From December 1987 until August 1995, Mr. Yin held various positions with IBM Corp., a multinational hardware and software services company, last serving as senior programmer.



     PAUL G. CATAFORD has served as a director since August 1998. Mr. Cataford has served as vice president of investments for BCE Capital, Inc., a management company charged with all venture capital activities of Bell Canada, from August 1997 to present. From January 1994 until July 1997, Mr. Cataford was the team leader of investments of Working Ventures Canadian Fund, a venture capital fund. Mr. Cataford also serves on the board of directors of the audit committee of Sierra Wireless Inc., a company that develops wireless data modems.

     NEIL E. COX has served as a director since August 1999. Mr. Cox has served, since January 1998, as the president of SecurityLink from Ameritech, a business unit of Ameritech Corporation that provides international security and monitoring services. From 1987 to January 1998, Mr. Cox served in various management capacities at Ameritech, a full-service communications company, last serving as president of information services.



     DANIEL FOREMAN has served as a director since June 1998. Mr. Foreman has served as managing director of ABN AMRO, Inc., an investment firm, since October 1997 and was previously vice president of investments and acquisitions for Ameritech Corporation, a communications company, from October 1987 to October 1997.



     STEPHEN J. GETSY has served as a director since October 1997. Mr. Getsy has been the president and chief executive officer of On-Line Ventures, Inc., a business consulting and investment company, from November 1993 to present.



     OFER NEMIROVSKY has served as a director since September 1997. Mr. Nemirovsky has been a managing director of HarbourVest Partners, LLC since January 1997. HarbourVest Partners, LLC was formed by the management team of Hancock Venture Partners where Mr. Nemirovsky had served in various capacities since 1986. Mr. Nemirovsky is a director of The Ultimate Software Group, Paradigm Geophysical Ltd. and Primix Solutions, Inc.



     WILLIAM A. ROPER, JR. has served as a director since July 1999. Mr. Roper has been the senior vice president and chief financial officer of Science Applications International Corporation, or SAIC, a technology research and development company, since April 1990. Prior to joining SAIC, Mr. Roper served as executive vice president and chief financial officer of Intelogic Trace, Inc., from 1987 to 1990. Mr. Roper is also a director of Network Solutions, Inc. a provider of internet address registration, intranet development and network security services, and ODS Networks, Inc., a provider of high performance telecommunications and security products.


     Pursuant to agreements that will terminate upon completion of this offering:

     - Holders of common stock were entitled to elect three directors, who are currently Messrs. Daleen, Corey and Schell;


     - Holders of series A convertible preferred stock were entitled to elect three directors and have elected Messrs. Nemirovsky, Getsy and Cox to serve on the board of directors;


     - BCE Capital, Inc., a holder of series D convertible preferred stock, was entitled to elect one director, who is currently Mr. Cataford;

     - Holders of series D and D-1 convertible preferred stock, other than BCE Capital, Inc., were entitled to elect one director, who is currently Mr. Foreman; and

     - Holders of series E convertible preferred stock were entitled to elect one director, who is currently Mr. Roper.

OBSERVER RIGHTS AFTER THE OFFERING


     After the offering, several existing stockholders will have a right under their preferred stock purchase agreements to have one representative attend each meeting of the board of directors so long as they continue to own a specified number of shares of the common stock they receive upon the automatic conversion in the offering of the convertible preferred stock held by them. Specifically, St. Paul Venture Capital IV, L.L.C. and JK&B Capital, L.P. each have the right to have an observer present so long as they continue to hold 198,891 and 163,612 shares of common stock.


COMMITTEES OF THE BOARD OF DIRECTORS


     The audit committee consists of Mr. Foreman, the chairman, and Mr. Roper. The audit committee reviews the scope and timing of our audit services and any other services our independent auditors are asked to perform, the auditor's report on our financial statements following completion of their audit and their policies and procedures with respect to internal accounting and financial control. In addition, the audit committee makes annual recommendations to the board of directors for the appointment of independent auditors for the following year.



     The compensation committee consists of Mr. Getsy, the chairman, and Messrs. Cataford and Nemirovsky. The compensation committee reviews and evaluates the compensation and benefits of all our officers, reviews general policy matters relating to compensation and benefits of our employees and makes recommendations concerning these matters to the board of directors. The compensation committee also administers our stock option plans.


COMPENSATION OF DIRECTORS


     Neither employee nor non-employee directors receive compensation for services performed in their capacity as directors. We reimburse each director for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors and any of its committees. In addition, it is our policy that outside directors who are not employed by venture capital firms are eligible to receive options to purchase our common stock under our Amended and Restated Stock Incentive Plan. The board of directors determines the vesting schedule for options granted to non-employee directors under our Amended and Restated Stock Incentive Plan.



     The board of directors granted Mr. Levine options to purchase 15,000 shares of common stock on December 16, 1996 at a purchase price of $3.00 per share and December 18, 1998 at a purchase price of $3.25 per share. The options became fully exercisable upon grant. In October 1997, the board of directors granted Mr. Getsy an option to purchase 75,000 shares of common stock at $3.25 per share. Our board of directors also granted Mr. Getsy an option to purchase 15,000 shares at $3.25 per share in December 1998. The options become exercisable at the rate of 25% of the total number of shares per year. None of these options have been exercised.


TERMS OF DIRECTORS AND EXECUTIVE OFFICERS

     Immediately after this offering, our board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Our bylaws provide that such directors will be elected by a plurality of all votes cast at such meeting. The board will initially consist of the following directors:



-----------------------------------------------------------------------------------------
                                                                    EXPIRATION OF
            CLASS             DIRECTORS                                 TERM
-----------------------------------------------------------------------------------------
            Class I           Paul G. Cataford                          2000
                              William A. Roper, Jr.
                              Richard A. Schell
-----------------------------------------------------------------------------------------
            Class II          David B. Corey                            2001
                              Daniel Foreman
                              Neil E. Cox
-----------------------------------------------------------------------------------------
            Class III         James Daleen                              2002
                              Stephen J. Getsy
                              Ofer Nemirovsky
-----------------------------------------------------------------------------------------



     Each executive officer serves at the discretion of the board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     The members of the compensation committee of the board of directors are currently Messrs. Cataford, Getsy and Nemirovsky, none of whom have ever been an officer or employee of our company.

EXECUTIVE COMPENSATION


     The following table sets forth the total compensation paid or accrued by us in 1998 for our Chief Executive Officer and our four other most highly compensated executive officers who were serving as executive officers as of December 31, 1998 and whose total annual salary and bonuses were in excess of $100,000 in 1998. Information on Mr. Wagman, executive vice president of corporate development and secretary, is not provided below because he was not an employee of our company on December 31, 1998.


                           SUMMARY COMPENSATION TABLE


                                                           LONG-TERM
                                                          COMPENSATION
                                              ANNUAL         AWARDS      SECURITIES
                                           COMPENSATION   ------------   UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION         YEAR    SALARY($)       BONUS($)     OPTIONS(#)   COMPENSATION($)
---------------------------         ----   ------------   ------------   ----------   ---------------
James Daleen......................  1998     $260,000       $136,500      201,459        $     --
  Chairman of the Board and
  Chief Executive Officer
David B. Corey....................  1998      176,154         93,500      304,500         101,725(2)
  President and Chief Operating
  Officer(1)
Richard A. Schell.................  1998      165,000         86,625       81,000              --
  Chief Financial Officer
  and Treasurer
Frank D. Dickinson................  1998      105,000         29,183       30,000              --
  Vice President of Development
John Z. Yin.......................  1998      115,000         30,454       30,000              --
  Vice President of Technology


-------------------------


(1) Mr. Corey commenced employment with Daleen on February 10, 1998; his annualized base salary for fiscal 1998 was $200,000.


(2) Includes closing cost reimbursement for relocation expenses of $58,554 and a payment of $43,171 to reimburse Mr. Corey for taxes paid by him.

OPTION GRANTS IN 1998


     The following table sets forth all individual grants of stock options during the year ended December 31, 1998 to each of the named executive officers. These options were granted with an exercise price equal to the fair market value of our common stock on the date of grant as determined by our board of directors. The 5% and 10% assumed annual rates of compound stock price appreciation are prescribed by the rules and regulations of the Securities and Exchange Commission and do not represent our estimate or projection of the future trading prices of our common stock. There can be no assurance that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level. Actual gains, if any, on stock option exercises are dependent on numerous factors, including our future performance, overall market conditions and the option holder's continued employment with us throughout the entire vesting period and option term, which factors are not reflected in this table. The potential realizable value is calculated by multiplying the fair market value per share of the common stock on the date of grant as determined by the board of directors, which is equal to the exercise price per share, by the stated annual appreciation rate compounded annually for the option term, subtracting the exercise price per share from the product, and multiplying the remainder by the number of shares underlying the option granted.



                                                                                             POTENTIAL REALIZABLE
                                                   OPTION GRANTS IN 1998                       VALUE AT ASSUMED
                                 ---------------------------------------------------------     ANNUAL RATES OF
                                 NUMBER OF    PERCENT OF TOTAL                                   STOCK PRICE
                                 SECURITIES       OPTIONS                                        APPRECIATION
                                 UNDERLYING       GRANTED          EXERCISE                    FOR OPTION TERM
                                  OPTIONS       TO EMPLOYEES        PRICE       EXPIRATION   --------------------
NAME                             GRANTED(#)    IN FISCAL YEAR       ($/SH)         DATE       5% ($)     10% ($)
----                             ----------   ----------------   ------------   ----------   --------    --------
James Daleen...................    76,923(1)         6.8%           $2.50          1/5/03    $ 53,131    $117,406
                                  124,536(2)        11.0             3.25        12/31/08     254,540     645,055
David B. Corey.................    86,923(1)         7.7             2.50          2/5/03      60,038     132,668
                                   94,500(2)         8.3             3.25        12/31/08     193,149     489,478
                                  123,077(2)        10.8             3.25          2/5/03     110,513     244,204
Richard A. Schell..............    81,000(2)         7.1             3.25        12/31/08     165,557     419,553
Frank D. Dickinson.............    30,000(2)         2.6             3.25        12/31/08      61,317     155,390
John Z. Yin....................    30,000(2)         2.6             3.25        12/31/08      61,317     155,390


-------------------------

(1) This option is a nonqualified stock option, vests over two years and has a five-year term.


(2) This option is an incentive stock option, vests over four years and has a ten-year term.


AGGREGATE OPTION EXERCISES IN 1998 AND YEAR-END OPTION VALUES


     The following table summarizes the value of the outstanding options held by the named executive officers at December 31, 1998. No stock options were exercised by any of these individuals during 1998. The value columns represent the difference between the fair market value of the shares of common stock underlying the options at December 31, 1998 as determined by our board of directors, $3.25 per share, less the exercise price payable upon exercise of such options.



                                                        AGGREGATE OPTION EXERCISES IN 1998
                                                            AND YEAR-END OPTION VALUES
                                      -----------------------------------------------------------------------
                                       NUMBER OF SECURITIES UNDERLYING           VALUE OF UNEXERCISED
                                             UNEXERCISED OPTIONS                 IN-THE-MONEY OPTIONS
                                                AT FY-END(#)                         AT FY-END($)
                                      ---------------------------------   -----------------------------------
NAME                                   EXERCISABLE      UNEXERCISABLE       EXERCISABLE       UNEXERCISABLE
----                                  --------------   ----------------   ---------------   -----------------
James Daleen........................     330,909           146,536           $515,394            $63,192
David B. Corey......................          --           304,500                 --             65,192
Richard A. Schell...................      84,559           182,199             91,750              3,333
Frank D. Dickinson..................      29,921            62,917             20,897              1,667
John Z. Yin.........................      16,250            68,750                833              1,667



STOCK OPTION AND OTHER COMPENSATION PLANS



     Amended and Restated Stock Incentive Plan. We have established a new stock incentive plan, the Amended and Restated Stock Incentive Plan. The plan is intended to promote our interests by providing employees and key persons the opportunity to purchase shares of common stock and to receive compensation based upon appreciation in the value of those shares. We have reserved 1,348,881 shares of common stock for issuance under this plan. The plan provides for the grant of four types of awards:



     - incentive stock options that qualify for tax benefits;



     - non-qualified stock options;



     - restricted stock awards; and



     - stock appreciation rights.



     This plan supercedes a number of prior plans that we adopted which are described below. Under this new plan, options have been granted to purchase 360,500 shares of our common stock at a weighted average exercise price of $5.48 per share.



     Beginning in year 2000, this plan authorizes us to automatically adjust the number of shares of common stock available for issuance under this plan on the first day of each fiscal year by a number of shares such that the total number of shares reserved for issuance under this plan equals the sum of:



     - the aggregate number of shares previously issued under this plan;



     - the aggregate number of shares subject to outstanding options granted under this plan; and



     - 5% of the number of shares outstanding on the last day of the preceding fiscal year;



with a maximum annual increase of 800,000 shares.



     Prior Stock Option Plans. We adopted six stock option plans between 1994 and 1998. Some of these plans provided for incentive stock options within the meaning of Subsection 422 of the Internal Revenue Code while others provided for non-qualified stock options. All of these plans are administered by a stock option committee consisting of not less than two nor more than five members appointed by our board of directors.



     As of June 30, 1999, options to purchase an aggregate of 1,963,486 shares of common stock were outstanding under these plans at a weighted average exercise price of $3.14 per share.

413,631 shares of common stock have been issued upon exercise of options granted under these plans. We are not authorized to issue any more options under any of these plans.

EMPLOYMENT AGREEMENTS


     We entered into a five-year employment agreement with James Daleen, our chief executive officer, on December 1, 1994, which was amended on September 5, 1997 and March 1, 1999. Upon expiration of the current term in December 1999, the agreement automatically renews for additional terms of three years each unless either party notifies the other of its intent to terminate the agreement. The agreement provides for a base salary of $286,000 in 1999 and an annual bonus to be determined by our compensation committee, with the annual bonus targeted at 50% of his base salary. The agreement also provides for annual salary increases, as determined by our compensation committee, and option grants under our stock option plans, as determined by our board of directors. In the event of the termination of his employment without substantial cause, Mr. Daleen is entitled to severance payment equal to two years' base salary in effect at the time of termination and a bonus in addition to the payment of all related excise, federal or state income taxes incurred by the executive as a result of the lump sum cash payment.



     We entered into a three-year employment agreement with Richard Schell, our chief financial officer and treasurer, on November 15, 1994, which was amended on January 31, 1997. Upon expiration of the current term in November 2000, the agreement automatically extends for additional three-year terms unless either party notifies the other of its intent to terminate the agreement. The agreement provides for a base salary of $181,000 per annum and an annual bonus to be determined by our compensation committee, with the annual bonus targeted at 50% of his base salary. The agreement also provides for salary increases as determined by our compensation committee. In the event of the termination of Mr. Schell's employment without substantial cause, he is entitled to a severance payment equal to one year's base salary in effect at the time of termination.



     We entered into an employment agreement with David Corey, our president and chief operating officer, on January 31, 1998. This agreement may be terminated by either party at any time. The agreement provides for a base salary of $220,000 per annum, an annual salary increase to be determined by our compensation committee, and an annual bonus to be determined by our compensation committee, with the annual bonus targeted at 50% of his base salary. In the event of the termination of his employment without substantial cause, Mr. Corey is entitled to a severance payment equal to one year's base salary in effect at the time of termination. We can elect to pay Mr. Corey only six months of severance if we release him from his non-compete agreement.



     We entered into an employment agreement with Stephen Wagman, our executive vice president of corporate development and secretary, on April 28, 1999. The agreement can be terminated by either party at any time. The agreement provides for a base salary of $170,000 per annum and an annual salary increase to be determined by our compensation committee, with an annual bonus targeted at 40% of the executive's base salary. In addition to his base salary, benefits and bonus compensation, Mr. Wagman was granted a stock option to purchase 100,000 shares of common stock at an exercise price of $6.00 per share. The option vests over a four-year period. In the event of the termination of his employment without substantial cause, Mr. Wagman is entitled to a severance payment equal to one year's base salary in effect at the time of termination, or six months' base salary if he has been employed for less than 180 days. We can elect to pay Mr. Wagman only six months of severance if we release him from his non-compete agreement.

     We entered into an employment agreement with Frank D. Dickinson, our vice president of development, in August 1997. The agreement can be terminated by either party at any time. This agreement addresses Mr. Dickinson's annual base salary and bonus. In the event of the termination of his employment without substantial cause, Mr. Dickinson is entitled to a lump sum severance payment ranging from two to ten weeks base pay.



     We entered into an employment with Dr. John Z. Yin, our vice president of technology, on April 7, 1997. The agreement can be terminated by either party at any time. This agreement addresses Mr. Yin's annual base salary and bonus. In the event of the termination of his employment without substantial cause, Dr. Yin is entitled to a lump sum severance payment ranging from two to nine weeks base pay.



     We entered into an employment agreement with David J. McTarnaghan, our vice president of sales, in June 1998. The agreement can be terminated by either party of at any time. The agreement provides for a current base salary of $140,000 per year and an annual bonus to be determined by our compensation committee. The agreement also provides for annual salary increases, as determined by our compensation committee, and option grants under our stock option plans, as determined by our board of director. In the event of the termination of his employment without substantial cause, Mr. McTarnaghan is entitled to a lump sum severance payment equal to six months of base pay.



     We entered into an employment agreement with Timothy C. Moss, our vice president of operations in December 1998. The agreement can be terminated by either party at any time. The agreement provides for a current base salary of $150,000 per year and an annual bonus to be determined by our compensation committee. The agreement also provides for annual salary increases, as determined by our compensation committee, and option grants under our stock option plans, as determined by our board of directors. In the event of the termination of his employment without substantial cause, Mr. Moss is entitled to a lump sum severance payment equal to twelve months pay.



     We entered into an employment agreement with Timothy N. Murray, our vice president of product management and marketing, in August 1999. The agreement can be terminated by either party at any time. The agreement provides for a current base salary of $140,000 per year and annual bonus to be determined by our compensation committee. The agreement also provides for annual salary increases, as determined by our compensation committee, and option grants under our stock option plans, as determined by our board of directors. In the event of the termination of his employment without substantial cause, Mr. Murray is entitled to a lump sum severance payment of up to one year base pay according to his length of service.



     Each of our executive officers and other of our employees have signed invention assignment and confidentiality agreements as well as non-compete agreements. Under the invention assignment and confidentiality agreement, these individuals have assigned to us all of their copyrights, trade secrets and patent rights that relate to our business. Under the terms of the non-compete agreement, each of these individuals have agreed not to compete, directly or indirectly, with us in the billing and customer care industry during the term of employment and for one year after termination of employment. Each also has agreed not to solicit our customers or employees, directly or indirectly, during the period of employment and for one year following termination of employment.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our certificate of incorporation provides that the liability of the directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law and that we shall indemnify our officers, employees and agents to the fullest extent permitted under the Delaware law.


     Our certificate of incorporation provides that our directors will not be personally liable to our company or any stockholder for monetary damages for breach of fiduciary duty as a director, except if the director:



        - is liable under Section 174 of the Delaware General Corporation Law;



        - has breached the director's duty of loyalty to Daleen or its stockholders;



        - has acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, has acted in a manner involving intentional misconduct or a knowing violation of law; or



        - has derived an improper personal benefit.


     Any amendment, modification or repeal of these provisions will not eliminate or reduce their effect in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment, repeal or adoption of this inconsistent provision. If Delaware law is amended to provide for further limitations on the personal liability of directors of corporations for breach of duty of care or other duty as a director, then the personal liability of the directors will be so further limited to the greatest extent permitted by Delaware law.

                              CERTAIN TRANSACTIONS

SERIES A PREFERRED STOCK AND WARRANTS FOR SERIES B PREFERRED STOCK


     In September 1997, we issued and sold 3,000,000 shares of series A preferred stock and warrants to purchase up to 1,250,000 shares of series B preferred stock to HarbourVest Partners V Direct Fund, L.P. The aggregate purchase price was $7.5 million, of which $7.4 million was allocated to the series A preferred stock and $100,000 was allocated to the warrants. The warrants have an exercise price of $3.056 per share. Mr. Ofer Nemirovsky, one of our directors, is associated with HarbourVest. Immediately prior to the consummation of this offering, each outstanding share of series A preferred stock will be automatically converted into one share of common stock and the warrant will become exercisable to purchase 1,250,000 shares of common stock.


SERIES C PREFERRED STOCK


     From November 1997 to January 1998, we issued and sold 1,213,584 shares of series C preferred stock at an aggregate purchase price of approximately $5.5 million, or $4.50 per share, to accredited investors in a private offering. Stephen J. Getsy, one of our directors, purchased 22,223 shares of series C preferred stock in this offering at $4.50 per share. Immediately prior to the consummation of this offering, each outstanding share of series C preferred stock will be automatically converted into one share of common stock at a conversion price of $4.50 per share.


SERIES D AND D-1 PREFERRED STOCK


     From June 1998 to August 1998, we issued and sold 4,221,846 shares of series D preferred stock to the investors below and 686,533 shares of series D-1 preferred stock to ABN AMRO for aggregate net proceeds of $15.0 million, or approximately $3.06 per share. The complete list of investors in this offering is as follows:



NAME OF INVESTOR                                            NO. OF SHARES   PURCHASE PRICE
----------------                                            -------------   --------------
JK&B Capital, L.P.........................................      654,450      $ 1,999,999
JK&B Capital II, L.P......................................      327,225        1,000,000
I Eagle Trust.............................................      248,459          759,291
ABN AMRO, Inc.............................................       46,685          142,669
ABS Ventures IV, L.P......................................      523,561        1,600,002
ABX Fund, L.P.............................................      130,890          400,000
St. Paul Venture Capital IV, L.L.C........................      795,566        2,431,250
St. Paul Venture Capital Affiliates Fund I, L.L.C.........       22,497           68,751
HarbourVest Partners V Direct Fund, L.P...................      818,063        2,500,001
BCE Capital, Inc..........................................      654,450        1,999,999
ABN AMRO Capital (U.S.A.) Inc.............................      686,533        2,098,045
                                                              ---------      -----------
          Total...........................................    4,908,379      $15,000,006



     Mr. Nemirovsky of HarbourVest Partners, Mr. Foreman of ABN AMRO and Mr. Cataford of Bell Canada currently serve on our board of directors. Immediately prior to the consummation of this offering, each outstanding share of series D and series D-1 preferred stock will be automatically converted into one share of common stock.

SERIES E PREFERRED STOCK


     In June 1999, we issued and sold 1,496,615 shares of series E preferred stock to a strategic investor, SAIC, for an aggregate purchase price of $13.5 million, or $9.00 per share. Mr. Roper, one of our directors, is senior vice president and chief financial officer of SAIC.



TRANSACTIONS WITH COMPANIES ASSOCIATED WITH SAIC



     Mr. Roper, a member of our board of directors, is the senior vice president and chief financial officer of SAIC and SAIC is a significant stockholder of our company. SAIC owns 43% of all voting stock of Danet, Inc. and 100% of the voting stock of Telcordia. Danet is both a customer of ours as well as a distributor of our products. As a customer, Danet paid us $334,794 in 1998 and $140,613 in 1999. We paid Danet, in its capacity as distributor of our products, $2.2 million in 1998 and approximately $96,000 in 1999. While we had a strategic alliance relationship with Telcordia, we had no revenue and made no payments in connection with this relationship as of June 30, 1999.


REGISTRATION RIGHTS


     Holders of shares of preferred stock are entitled to registration rights with respect to the common stock issued or issuable upon conversion of the preferred stock. These rights are explained more fully under "Description of Capital Stock".


LOANS TO EXECUTIVES


     In June 1999, we offered loans to our employees for the purposes of providing funds for the exercise of vested, non-qualified stock options and for the payment of tax obligations resulting from the exercise of those options. Messrs. Daleen, Schell, and Dickinson have entered into loan agreements with us in connection with the exercise of their options in the amount of $356,976, $54,347 and $21,332, respectively. We expect to enter into loan agreements with these officers and with Mr. Corey for reimbursement of their tax liabilities incurred from the exercise of these options when these amounts become due. It is anticipated that the loan to Mr. Daleen will be $520,000, the loan to Mr. Schell will be $84,000, the loan to Mr. Dickinson will be $21,000, and the loan to Mr. Corey will be $62,000. The existing loans are, and all future tax-related loans will be, evidenced by promissory notes that bear interest at a rate of 8.75% per year and that require interest to be paid annually. All principal and accrued interest payable under the notes for the option exercises is due no later than June 2004 and all principal and accrued interest payable on the tax-related notes will be due five years from the date of the loans. The executive officers are fully liable and each officer has pledged the stock issued upon exercise of his options as security for his loan and has agreed to repay the portion of the principal and unpaid interest for any shares of the pledged stock that he may transfer prior to repayment of the entire principal and interest amounts owed. Our board of directors considered and approved the loan requests and forms of the loan documents.


OTHER RELATED PARTY TRANSACTIONS


     We intend to enter into an indemnification agreement with each of our executive officers and directors containing provisions that may require us to indemnify these individuals against liabilities that may arise by reason of their status or service as officers and directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance expenses incurred as a result of any proceedings against them as to which they could be indemnified.

POLICY ON FUTURE TRANSACTIONS

     Our board of directors has adopted a resolution providing that all future transactions with related parties, including our officers, directors, principal stockholders or affiliates, must be approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors, or a majority of the disinterested stockholders and must be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 1999 by:


     - each stockholder known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock;


     - each director and each executive officer named in the summary compensation table; and


     - all of our executive officers and directors as a group.


     One of our stockholders, James Daleen, has granted to the underwriters the option to purchase up to 150,000 shares of common stock to cover over-allotments. See "Underwriting." Footnote 5 to the table provides information concerning the stock holdings of Mr. Daleen after the offering if the over-allotment option is exercised in full.



     Beneficial ownership is determined under the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 1999. The shares issuable pursuant to these options are deemed outstanding for computing the percentage ownership of the person holding these options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.



     For purposes of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding prior to and after the offering consists of 14,272,229 shares outstanding as of June 30, 1999, including shares issuable upon automatic conversion of our preferred stock as a result of this offering. Except as noted below, the business address of the named beneficial owner is c/o Daleen Technologies, Inc., 902 Clint Moore Road, Boca Raton, Florida 33487.

                                                                                  PERCENT
                                                                               BENEFICIALLY
                                                                                   OWNED
                                                                            -------------------
                                                        NUMBER OF            BEFORE     AFTER
NAME OF BENEFICIAL OWNER                        SHARES BENEFICIALLY OWNED   OFFERING   OFFERING
------------------------                        -------------------------   --------   --------
HarbourVest Partners V-Direct Fund L.P.(1)....          5,068,063             35.5%         %
  One Financial Center, 44th Floor
  Boston, MA 02111
James Daleen(2)(3)............................          1,762,599             12.3
Science Applications International
  Corporation.................................          1,496,615             10.5
  10260 Campus Pointe Drive
  San Diego, CA 92121
ABN AMRO Capital (U.S.A.) Inc.(4).............            981,677              6.9
  200 S. LaSalle St, 10th Floor
  Chicago, IL 60604
JK&B Capital L.P.(5)..........................            981,675              6.9
  205 North Michigan Avenue, Suite 808
  Chicago, Illinois 60601
St. Paul Venture Capital IV, L.L.C.(6)........            818,063              5.7
  10400 Viking Drive, Suite 5500
  Eden Prairie, MN 55344
Bruns Grayson(7)..............................            654,451              4.6
  1 South Street, Suite 2150
  Baltimore, MD 21202
Bell Canada...................................            654,450              4.6%         %
  200 Bay Street, Suite 3120
  Toronto, Ontario, Canada MSJ 2J2
Ofer Nemirovsky(8)............................          5,068,063             35.5
William A. Roper, Jr.(9)......................          1,496,615             10.5
Daniel Foreman(10)............................            981,667              6.9
Paul G. Cataford(11)..........................            654,450              4.6
Richard A. Schell(12).........................            128,810                *         *
David B. Corey(13)............................             74,230                *         *
Frank D. Dickinson(14)........................             33,255                *         *
Stephen J. Getsy(15)..........................             23,151                *         *
John Z. Yin(16)...............................             16,250                *         *
All directors and executive officers as a
  group
  (15 persons)(17)............................         10,266,790               72%         %


-------------------------


 * Represents beneficial ownership of less than 1% of the outstanding shares of common stock.



 (1) Includes 1,250,000 shares issuable upon exercise of a warrant within 60 days after June 30, 1999.



 (2) Includes 48,027 shares issuable upon exercise of an option that will be exercisable within 60 days of June 30, 1999, 50,000 shares held by The James Daleen Irrevocable Trust, 38,000 shares held by Linda Brodsky over which Mr. Daleen has sole voting power, and 1,804 shares held by Judith Daleen, wife of Mr. Daleen. Mr. Daleen disclaims ownership of all shares held by his wife.



 (3) If the underwriters exercise their over-allotment option in full, Mr.
     Daleen will sell       shares of common stock in this offering and
     thereafter would beneficially own         shares, representing     % of the
     total shares outstanding.

 (4) Consists of 686,533 shares held by ABN AMRO Capital (U.S.A.) Inc., 248,459 by I Eagle Trust, and 46,685 by ABN AMRO, Inc.



 (5) Consists of 654,450 shares held by JK&B Capital L.P. and 327,225 by JK&B Capital II L.P.



 (6) Consists of 795,566 shares held by St. Paul Venture Capital IV, L.L.C. and 22,497 by St. Paul Venture Capital Affiliates Fund I, L.L.C.



 (7) Includes 523,561 shares held by ABS Ventures IV, L.P. and 130,890 shares held by ABX Fund, L.P. Mr. Grayson is the managing member of Calvert Capital L.L.C., the general partner of ABS, and is the managing member of Calvert Capital II, L.L.C., the general partner of ABX, and therefore may be considered to share beneficial ownership of the shares held by ABS and ABX. Mr. Grayson disclaims beneficial ownership of these shares.



 (8) Consists of 5,068,063 shares held by HarbourVest Partners V-Direct Fund L.P. HarbourVest Partners, LLC is the managing member of the general partner of HarbourVest Partners V-Direct Fund L.P. Mr. Nemirovsky is a managing director of HarbourVest Partners, LLC and a member of the general partner of HarbourVest Partners V-Direct Fund L.P. and therefore may be considered to share beneficial ownership of the shares held by HarbourVest. Mr. Nemirovsky disclaims beneficial ownership of these shares.



 (9) Consists of 1,496,615 shares held by Science Applications International Corporation, of which Mr. Roper is a senior vice president and the chief financial officer.



(10) Consists of 981,677 shares held by ABN AMRO. Mr. Foreman is a managing director of this firm and therefore may be considered to share beneficial ownership of these shares.



(11) Consists of 654,450 shares held by Bell Canada. Mr. Cataford is the Vice President of Investments for BCE Capital, Inc., a management company charged with all venture capital activities of Bell Canada, and therefore may be considered to share beneficial ownership of these shares.



(12) Includes 47,133 shares issuable upon exercise of an option that will be exercisable within 60 days of June 30, 1999.



(13) Includes 30,769 shares issuable upon exercise of an option that will be exercisable within 60 days of June 30, 1999. Also includes 3,000 shares held by The Luke Corey Irrevocable Trust and 3,000 shares held by The Sydney Corey Irrevocable Trust. Mr. Corey disclaims beneficial ownership of these shares.



(14) Includes 20,943 shares issuable upon exercise of an option that will be exercisable within 60 days of June 30, 1999.



(15) Includes 18,750 shares issuable upon exercise of options that will be exercisable within 60 days of June 30, 1999 and 22,223 shares held by Stephen Getsy Living Trust.



(16) Includes 16,250 shares issuable upon exercise of an option that will be exercisable within 60 days of June 30, 1999.



(17) Includes 239,372 shares issuable upon exercise of options that will be exercisable within 60 days of June 30, 1999. See also footnotes (2), (3) and (8) through (16) above.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     Our authorized capital stock upon the closing of this offering will consist of 70,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock. The following is only a summary and you should read the provisions of our certificate of incorporation and bylaws, which have been filed as exhibits to the Registration Statement of which this prospectus is a part.



     Upon the closing of this offering, 14,272,229 shares of common stock will be outstanding. At June 30, 1999, we had 178 stockholders.


COMMON STOCK

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be sold in this offering will be fully paid and nonassessable.

PREFERRED STOCK


     Under our certificate of incorporation, the board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. We have no plans to issue any preferred stock.

WARRANTS

     As of June 30, 1999 there were outstanding warrants to purchase 1,865,000 shares of stock, including:


     - warrants to purchase 90,000 shares of common stock at an exercise price of $3.25 per share;



     - warrants to purchase 25,000 shares of common stock at an exercise price of $4.00 per share;



     - warrants to purchase 215,000 shares of common stock at an exercise price of $3.056 per share;



     - warrants to purchase 1,250,000 shares of series B preferred stock at an exercise price of $3.056 per share; and



     - warrants to purchase 285,000 shares of series C preferred stock at an exercise price of $4.50 per share.



ANTI-TAKEOVER PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS, AND DELAWARE LAW



     Our certificate of incorporation authorizes the board to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board at the time of issuance. The certificate of incorporation also provides that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing. In addition, our bylaws do not permit our stockholders to call a special meeting of stockholders. Only our chief executive officer, president, chairman of the board or a majority of the board are permitted to call a special meeting of stockholders. The certificate of incorporation also provides that the board is divided into three classes, with each director assigned to a class with a term of three years. The bylaws also require that stockholders give advance notice to our secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting, and that the chairman has the authority to adjourn any such meeting. The bylaws also require a supermajority vote of stockholders or a majority vote of the board of directors to amend the bylaws. These provisions of the certificate of incorporation and the bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of our company. These provisions also may have the effect of preventing changes in the management of our company.



EFFECT OF DELAWARE ANTI-TAKEOVER STATUTE



     We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:



     - prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;



     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers; or



     - on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.



     A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.


REGISTRATION RIGHTS


     Pursuant to stock purchase agreements entered into among our company and the holders of our series A preferred stock, series D and D-1 preferred stock and series E preferred stock, investors holding an aggregate of 9,121,963 shares of common stock they will receive upon the conversion of their preferred stock are entitled to rights with respect to the registration of these shares under the Securities Act. At any time following this offering, any investor or group of investors described above may request that we file a registration statement that covers the sale of at least 50% of the shares of common stock held by those investors. These investors may require the we register our common stock for resale only twice, other than as described below. After we qualify to file our registration statements on Form S-3, the investors may request an unlimited number of times that we register their common stock for resale using a Form S-3, except that the investors cannot request more that two Form S-3 registrations in any year. In addition, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the investors described above and three additional stockholders holding 151,274 shares of our common stock are entitled to notice of the registration and to include shares of common stock in the registration at our expense. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is SunTrust Bank, Atlanta, Georgia.

NASDAQ NATIONAL MARKET LISTING


     We have applied for approval of our common stock to be listed on the Nasdaq National Market under the symbol DALN.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the prevailing market price of our common stock and impair our ability to raise equity capital in the future.


     Upon completion of the offering, we will have           outstanding shares
of common stock. Of these shares, the           shares sold in the offering,
plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our affiliates. The term affiliates is defined in Rule 144 under the Securities Act. In general, affiliates include officers, directors or 10% stockholders.


     The remaining           shares outstanding are restricted securities within
the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of restricted securities in the public market, or the availability of these shares for sale, could adversely affect the market price of the common stock.


     Our directors, officers and stockholders have entered into lock-up agreements in connection with this offering generally providing that they will not offer, sell, contract to sell or grant any option to purchase or in any way transfer or dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of BancBoston Robertson Stephens. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k)and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by BancBoston Robertson Stephens. Taking into account the lock-up agreements, and assuming BancBoston Robertson Stephens does not release stockholders from these agreements, the following restricted shares will be eligible for sale in the public market at the following times:


     - Beginning on the effective date of this prospectus,           shares will
       be immediately available for sale in the public market.

     - Beginning 90 days after the effective date, approximately shares will be eligible for sale, none of which will be subject, in some cases, to volume, manner of sale and other limitations under Rule 144.

     - Beginning 180 days after the effective date, approximately
       shares will be eligible for sale,           of which will be subject to
       volume, manner of sale and other limitations under Rule 144.


     - The remaining           shares will become eligible for sale under Rule
       144 upon the expiration of various one-year holding periods during the six months following 180 days after the effective date.


     In general, under Rule 144 a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will
       equal approximately           shares immediately after the offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us.

     Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell his or her shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.


     Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract to resell these shares in reliance upon Rule 144 but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.



     In addition, we intend to file registration statements under the Securities Act as promptly as possible after the effective date to register shares to be issued under our employee benefit plans. As a result, any options or rights exercised under any of our existing stock option plans or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise exempt under Rule 701. As of June 30, 1999 there were outstanding options for the purchase of 2,323,986 shares of common stock, of which options to purchase 586,469 shares were exercisable.



     Following this offering, the holders of an aggregate of 9,273,237 shares of outstanding common stock will have rights to require us to register their shares for future sale.

                                  UNDERWRITING


     The underwriters named below acting through their representatives, BancBoston Robertson Stephens Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Hambrecht & Quist LLC and Robert W. Baird & Co. Incorporated, have each agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock opposite their names below. The underwriters are committed to purchase and pay for all such shares if any are purchased.



                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
BancBoston Robertson Stephens Inc...........................
Donaldson Lufkin & Jenrette Securities Corporation..........
Hambrecht & Quist LLC.......................................
Robert W. Baird & Co. Incorporated..........................

                                                              --------
          Total.............................................
                                                              ========



     We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to other dealers at such
price less a concession of not more than $       per share, of which $       may
be reallowed to other dealers. After this offering, the public offering price, concession, and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.



     We and James Daleen, our chief executive officer, have granted to the underwriters an option, exercisable during the 30-day period after the date of
this prospectus, to purchase up to           additional shares of common stock
to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. If the
underwriters exercise the option in full, we will sell   additional shares and
Mr. Daleen will sell   additional shares. If the underwriters exercise this
option only in part, the option shares will be sold first by Mr. Daleen and we will sell shares only if, and to the extent, the total number of shares to be
purchased by the underwriters exceeds           . To the extent that the
underwriters exercise such option, each of the underwriters has committed to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table
represents as a percentage of the           shares offered. If purchased, such
additional shares will be sold by the underwriters on the same terms as those on
which the           shares are being sold. We and the selling stockholder will be obligated, pursuant to the option, to sell shares to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.



     The underwriting agreement contains covenants of indemnity among the underwriters, us and the selling stockholder against civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.


     Each officer and director and substantially all other stockholders of Daleen have agreed, for a period of 180 days after the date of this prospectus, subject to specified exceptions, not to offer to sell, contract to sell, sell, or in any way transfer or dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or later acquired directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc.



     In addition, we have agreed that during the period of 180 days after the date of this prospectus we will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to specified exceptions, issue, sell, contract to sell, or in any way transfer or dispose of, any shares of common stock, any options to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options or warrants, and the our issuance of options and shares under existing stock option and incentive plans. See "Shares Eligible for Future Sale."


     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


     Prior to this offering, there has been no public market for the common stock. Consequently, the public offering price for the common stock offered by this prospectus will be determined through negotiations among the representatives and us. Among the factors to be considered in such negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors that we and the representatives may deem relevant at the time.



     The representatives have advised us that, under Regulation M under the Exchange Act of 1934, some persons participating in this offering may engage in transactions that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. These transaction may include stabilizing bids, syndicate covering transactions or the imposition of penalty bids, as described below:



     - A stabilizing bid is a bid for or the purchase of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock.



     - A syndicate covering transaction is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering.



     - A penalty bid is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member.



     These transactions may be effected on the Nasdaq National Market or through other means and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS


     The validity of the common stock in this offering will be passed upon for us by Morris, Manning & Martin, LLP, Atlanta, Georgia. Legal matters in connection with this offering will be passed upon for the underwriters by Hale and Dorr LLP, Washington, D.C.


                                    EXPERTS


     The consolidated financial statements and financial statement schedule of Daleen Technologies Inc. and subsidiary as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION


     We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the offered shares of common stock. This prospectus is only a part of the registration statement and does not contain all of the information included in the registration statement. Further information with respect to us and the common stock offered hereby can be found in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are summaries and are not complete descriptions of all terms. The registration statement and its exhibits and schedules may be inspected without charge at the Public Reference Room maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Room 1400, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, at prescribed rates. You may obtain information on the operation of the Commission's Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, we are required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval, EDGAR, system. The Commission maintains an internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Information concerning us is also available for inspection at the offices of The Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheets as of December 31, 1997 and
     1998 and as of June 30, 1999 (unaudited) and pro forma
     as of June 30, 1999 (unaudited)........................   F-3
  Consolidated Statements of Operations for each of the
     years in the three-year period ended December 31, 1998,
     and the six months ended June 30, 1998 and 1999
     (unaudited)............................................   F-4
  Consolidated Statements of Redeemable Preferred Stock and
     Stockholders' Deficit for each of the years in the
     three-year period ended December 31, 1998, and the six
     months ended June 30, 1999 (unaudited).................   F-5
  Consolidated Statements of Cash Flows for each of the
     years in the three-year period ended December 31, 1998,
     and the six months ended June 30, 1998 and 1999
     (unaudited)............................................   F-6
  Notes to Consolidated Financial Statements................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Daleen Technologies, Inc.:

     We have audited the accompanying consolidated balance sheets of Daleen Technologies, Inc. and Subsidiary as of December 31, 1997 and 1998, and the related consolidated statements of operations, redeemable preferred stock and stockholders' deficit and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Daleen Technologies, Inc. and Subsidiary as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                           KPMG LLP

Miami, Florida

May 10, 1999 except as to note 2 and the


third paragraph of note 9 which are as of


June 30, 1999 and the last paragraph of note 1(m)


which is as of August 16, 1999

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                 DECEMBER 31,       HISTORICAL   PRO FORMA
                                                              -------------------    JUNE 30,    JUNE 30,
                                                                1997       1998        1999        1999
                                                              --------   --------   ----------   ---------
                                                                                         (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $  5,030   $    723    $ 14,988    $ 14,988
  Restricted cash...........................................        --         --         120         120
  Securities available for sale.............................     1,770      5,753          --          --
  Accounts receivable, less allowance for doubtful accounts
    of $17 at December 31, 1997, $9 at December 31, 1998 and
    (unaudited) $167 at June 30, 1999.......................        19      1,202       2,154       2,154
  Costs in excess of billings...............................        --        503       1,298       1,298
  Other current assets......................................       229        176         316         316
                                                              --------   --------    --------    --------
        Total current assets................................     7,048      8,357      18,876      18,876
Property and equipment, net (note 3)........................     1,379      2,516       2,958       2,958
Deferred offering costs.....................................        --         --         250         250
Other assets................................................        89        152         241         241
                                                              --------   --------    --------    --------
        Total assets........................................  $  8,516   $ 11,025    $ 22,325    $ 22,325
                                                              ========   ========    ========    ========
          LIABILITIES, REDEEMABLE PREFERRED STOCK
             AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Notes payable (note 5)....................................  $  1,618   $     --    $     --    $     --
  Accounts payable..........................................       292        459         457         457
  Accrued payroll and other accrued expenses................       905      2,237       3,366       3,366
  Billings in excess of costs...............................        --        429       1,492       1,492
  Other current liabilities.................................       147         --          30          30
                                                              --------   --------    --------    --------
        Total current liabilities...........................     2,962      3,125       5,345       5,345
                                                              --------   --------    --------    --------
Commitments and contingencies (notes 7 and 8)
Redeemable preferred stock (note 9):
  Mandatorily redeemable convertible Series A Preferred
    Stock -- 3,000,000 shares authorized, issued and
    outstanding ($7,500 liquidation value) as of December
    31, 1997 and 1998 and (unaudited) June 30, 1999; none
    issued and outstanding pro forma as of June 30, 1999
    (unaudited).............................................     7,500      7,500       7,500          --
  Mandatorily redeemable convertible Series D and D-1
    Preferred Stock -- 4,908,379 shares authorized, issued
    and outstanding at December 31, 1998 and (unaudited)
    June 30, 1999 ($15,000 liquidation value); none issued
    and outstanding pro forma as of June 30, 1999
    (unaudited).............................................        --     14,297      14,376          --
  Mandatorily redeemable convertible Series E Preferred
    Stock -- 1,496,615 authorized; none issued and
    outstanding at December 31, 1998 and 1,496,615 shares
    issued and outstanding at June 30, 1999 (unaudited);
    none issued and outstanding pro forma as of June 30,
    1999 (unaudited)........................................        --         --      13,428          --
Stockholders' (deficit) equity (note 8):
  Series C Convertible Preferred stock -- $.01 par value.
    Authorized 1,222,222 shares; issued and outstanding
    1,150,493 shares in 1997 and 1,213,584 shares in 1998
    ($4.50 per share liquidation value) and (unaudited) as
    of June 30, 1999; and none issued and outstanding pro
    forma as of June 30, 1999 (unaudited)...................     5,092      5,301       5,301          --
  Preferred stock -- $.01 par value. Authorized 11,250,000
    shares; none issued or outstanding......................        --         --          --          --
  Common stock -- $.01 par value. Authorized 70,000,000
    shares; issued and outstanding 3,209,987 shares in 1997
    and 3,240,020 shares in 1998 and 3,653,651 shares at
    June 30, 1999 (unaudited); issued and outstanding
    14,272,229 shares pro forma as of June 30, 1999
    (unaudited).............................................        32         32          37         143
  Stockholders notes receivable.............................        --         --        (435)       (435)
  Additional paid-in capital................................     3,204      3,278       3,868      44,367
  Accumulated deficit.......................................   (10,274)   (22,508)    (27,095)    (27,095)
                                                              --------   --------    --------    --------
        Total stockholders' (deficit) equity................    (1,946)   (13,897)    (18,324)     16,980
                                                              --------   --------    --------    --------
        Total liabilities, redeemable preferred stock and
        stockholders' (deficit) equity......................  $  8,516   $ 11,025    $ 22,325    $ 22,325
                                                              ========   ========    ========    ========


          See accompanying notes to consolidated financial statements

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                             SIX MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,          JUNE 30,
                                             ----------------------------   ------------------
                                              1996      1997       1998      1998       1999
                                             -------   -------   --------   -------   --------
                                                                               (UNAUDITED)
Revenue:
  License fees.............................  $    --   $    --   $  1,879   $   487   $  3,748
  Professional services and other..........    2,550       156      3,352       975      3,367
                                             -------   -------   --------   -------   --------
     Total revenue.........................    2,550       156      5,231     1,462      7,115
                                             -------   -------   --------   -------   --------
Cost of revenue:
  License fees.............................       --        --          3         1          3
  Professional services and other..........    1,396       293      4,239     1,109      3,655
                                             -------   -------   --------   -------   --------
     Total cost of revenue.................    1,396       293      4,242     1,110      3,658
                                             -------   -------   --------   -------   --------
Gross profit...............................    1,154      (137)       989       352      3,457
Operating expenses:
  Sales and marketing......................      450       962      2,435     1,217      1,282
  Research and development.................    1,067     1,669      6,653     3,474      3,488
  General and administrative...............    2,446     3,704      4,824     1,757      3,294
                                             -------   -------   --------   -------   --------
     Total operating expenses..............    3,963     6,335     13,912     6,448      8,064
                                             -------   -------   --------   -------   --------
Operating loss.............................   (2,809)   (6,472)   (12,923)   (6,096)    (4,607)
                                             -------   -------   --------   -------   --------
Nonoperating income (expense):
  Interest income (expense)................     (528)   (1,570)       249       (30)        79
  Other income (notes 12 and 13)...........    1,811        58        505        73         20
                                             -------   -------   --------   -------   --------
     Total nonoperating income (expense)...    1,283    (1,512)       754        43         99
                                             -------   -------   --------   -------   --------
Net loss...................................   (1,526)   (7,984)   (12,169)   (6,053)    (4,508)
Accretion of preferred stock...............       --        --        (65)       --        (79)
                                             -------   -------   --------   -------   --------
Net loss applicable to common
  stockholders.............................  $(1,526)  $(7,984)  $(12,234)  $(6,053)  $ (4,587)
                                             =======   =======   ========   =======   ========
Net loss applicable to common stockholders
  per share -- basic and diluted...........  $ (0.81)  $ (3.48)  $  (3.78)  $ (1.88)  $  (1.41)
                                             =======   =======   ========   =======   ========
Weighted average shares -- basic and
  diluted..................................    1,879     2,295      3,237     3,218      3,242
                                             =======   =======   ========   =======   ========
Pro forma data:
  Pro forma net loss applicable to common
     stockholders (unaudited)..............                      $(12,169)            $ (4,508)
                                                                 ========             ========
  Pro forma net loss applicable to common
     stockholders per share -- basic and
     diluted (unaudited)...................                      $  (1.22)            $  (0.36)
                                                                 ========             ========
  Pro forma weighted average shares --basic
     and diluted (unaudited)...............                         9,991               12,372
                                                                 ========             ========


            See accompanying notes to consolidated financial statements

                     DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

             CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK
                           AND STOCKHOLDERS' DEFICIT
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                            REDEEMABLE PREFERRED STOCK
                                                     ------------------------------------------------------------------------
                                                          SERIES A         SERIES D AND D-1          SERIES E
                                                     ------------------   -------------------   -------------------
                                                      NUMBER               NUMBER                NUMBER
                                                     OF SHARES   AMOUNT   OF SHARES   AMOUNT    OF SHARES   AMOUNT     TOTAL
                                                     ---------   ------   ---------   -------   ---------   -------   -------
Balance, December 31, 1995.........................         --   $  --           --   $    --          --   $    --   $    --
 Stock options granted.............................         --      --           --        --          --        --        --
 Stock purchase warrants granted...................         --      --           --        --          --        --        --
 Net loss..........................................         --      --           --        --          --        --        --
                                                     ---------   ------   ---------   -------   ---------   -------   -------
Balance, December 31, 1996.........................         --      --           --        --          --        --        --
 Warrants issued on bridge loan....................         --      --           --        --          --        --        --
 Warrants issued as part of inducement on bridge
   loan............................................         --      --           --        --          --        --        --
 Exercise of bridge loan warrants..................         --      --           --        --          --        --        --
 Stock issued for convertible debt.................         --      --           --        --          --        --        --
 Issuance of preferred stock -- Series A...........  3,000,000   7,500           --        --          --        --     7,500
 Issuance of preferred stock -- Series C...........         --      --           --        --          --        --        --
 Stock options issued for consulting services......         --      --           --        --          --        --        --
 Stock options exercised...........................         --      --           --        --          --        --        --
 Net loss..........................................         --      --           --        --          --        --        --
                                                     ---------   ------   ---------   -------   ---------   -------   -------
Balance, December 31, 1997.........................  3,000,000   7,500           --        --          --        --     7,500
 Issuance of preferred stock -- Series D and D-1...         --      --    4,908,379    14,232          --        --    14,232
 Accretion of preferred stock -- Series D and
   D-1.............................................         --      --           --        65          --        --        65
 Issuance of preferred stock -- Series C...........         --      --           --        --          --        --        --
 Stock issued for consulting services..............         --      --           --        --          --        --        --
 Redemption of bridge warrants.....................         --      --           --        --          --        --        --
 Stock issued for options and bridge loan warrants
   exercised.......................................         --      --           --        --          --        --        --
 Net loss..........................................         --      --           --        --          --        --        --
                                                     ---------   ------   ---------   -------   ---------   -------   -------
Balance, December 31, 1998.........................  3,000,000   7,500    4,908,379    14,297          --        --    21,797
 Accretion of preferred stock -- Series D and D-1
   (unaudited).....................................         --      --           --        79          --        --        79
 Issuance of preferred stock -- Series E
   (unaudited).....................................         --      --           --        --   1,496,615    13,428    13,428
 Stock issued for options exercised for notes
   receivable and cash (unaudited).................         --      --           --        --          --        --        --
 Net loss (unaudited)..............................         --      --           --        --          --        --        --
                                                     ---------   ------   ---------   -------   ---------   -------   -------
Balance, June 30, 1999 (unaudited).................  3,000,000   $7,500   4,908,379   $14,376   1,496,615   $13,428   $35,304
                                                     =========   ======   =========   =======   =========   =======   =======



                                                                        STOCKHOLDERS' DEFICIT
                                  --------------------------------------------------------------------------------------------------
                                       SERIES C
                                   PREFERRED STOCK        COMMON STOCK
                                  ------------------   ------------------   STOCKHOLDERS    ADDITIONAL
                                   NUMBER                NUMBER      PAR        NOTES        PAID-IN     ACCUMULATED
                                  OF SHARES   AMOUNT   OF SHARES    VALUE    RECEIVABLE      CAPITAL       DEFICIT         TOTAL
                                  ---------   ------   ----------   -----   -------------   ----------   -----------     -----------
Balance, December 31, 1995........         --  $  --    1,879,153     $19         $  --          $  189       $   (764)    $   (556)
 Stock options granted............         --     --           --      --            --              81             --           81
 Stock purchase warrants granted..         --     --           --      --            --              87             --           87
 Net loss.........................         --     --           --      --            --              --         (1,526)      (1,526)
                                    --------- ------   ----------     ---         -----          ------       --------     --------
Balance, December 31, 1996........         --     --    1,879,153      19            --             357         (2,290)      (1,914)
 Warrants issued on bridge loan...         --     --           --      --            --             120             --          120
 Warrants issued as part of
   inducement on bridge loan......         --     --           --      --            --             375             --          375
 Exercise of bridge loan warrants.         --     --      619,080       6            --             613             --          619
 Stock issued for convertible
   debt...........................         --     --      688,264       7            --           1,714             --        1,721
 Issuance of preferred stock --
   Series A.......................         --     --           --      --            --              --             --           --
 Issuance of preferred stock --
   Series C.......................  1,150,493  5,092           --      --            --              --             --        5,092
 Stock options issued for
   consulting services..............         --     --           --      --            --              25             --         25
 Stock options exercised..........         --     --       23,490      --            --              --             --           --
 Net loss.........................         --     --           --      --            --              --         (7,984)      (7,984)
                                    ---------  -----   ----------     ---         -----          ------       --------     --------
Balance, December 31, 1997........  1,150,493  5,092    3,209,987      32            --           3,204        (10,274)      (1,946)
 Issuance of preferred stock --
   Series D and D-1...............         --     --           --      --            --              --             --           --
 Accretion of preferred stock --
   Series D and D-1...............         --     --           --      --            --              --            (65)         (65)
 Issuance of preferred stock --
   Series C.......................     63,091    279           --      --            --              --             --          279
 Stock issued for consulting
   services.......................         --    (70)      21,600      --            --              70             --           --
 Redemption of bridge warrants....         --     --           --      --            --              (4)            --           (4)
 Stock issued for options and
   bridge loan warrants exercised.         --     --        8,433      --            --               8             --            8
 Net loss.........................         --     --           --      --            --              --        (12,169)     (12,169)
                                    --------- ------   ----------     ---         -----          ------       --------     --------
Balance, December 31, 1998........  1,213,584  5,301    3,240,020      32            --           3,278        (22,508)     (13,897)
 Accretion of preferred stock --
   Series D and D-1 (unaudited)...         --     --           --      --            --              --            (79)         (79)
 Issuance of preferred stock --
   Series E    (unaudited)........         --     --           --      --            --              --             --           --
 Stock issued for options exercised
   for notes receivable and cash
   (unaudited)....................         --     --      413,631       5          (435)            590             --          160
 Net loss (unaudited).............         --     --           --      --            --              --         (4,508)      (4,508)
                                    --------- ------   ----------     ---         -----          ------       --------     --------
Balance, June 30, 1999
   (unaudited)....................  1,213,584 $5,301    3,653,651     $37         $(435)         $3,868       $(27,095)    $(18,324)
                                    ========= ======   ==========     ===         =====          ======       ========     ========

          See accompanying notes to consolidated financial statements

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                              SIX MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,          JUNE 30,
                                                              ----------------------------   ------------------
                                                               1996      1997       1998       1998      1999
                                                              -------   -------   --------   --------   -------
                                                                                                (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................  $(1,526)  $(7,984)  $(12,169)  $ (6,053)  $(4,508)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................      300       352        918        370       691
    Stock compensation......................................       81        26         --         --        --
    Amortization of financing costs and warrants issued on
      bridge loan...........................................       --       413         --         --        --
    Warrants issued as inducement for bridge loan...........       --       375         --         --        --
    Bad debt expense........................................      359       167        247         --       167
    Changes in assets and liabilities:
      Restricted cash.......................................       65        36         --         --      (120)
      Accounts receivable...................................     (449)        1     (1,431)    (1,217)   (1,197)
      Costs in excess of billings...........................       --        --       (503)      (254)     (795)
      Other current assets..................................       87      (193)        53        186      (390)
      Other assets..........................................      (13)       (2)       (63)        62       (89)
      Accounts payable......................................     (408)      161        166       (156)       (2)
      Accrued payroll and other accrued expenses............      164       627      1,332      1,696     1,129
      Billings in excess of costs...........................       --        --        429        617     1,063
      Other current liabilities.............................       38       103       (147)       127       108
                                                              -------   -------   --------   --------   -------
         Net cash used in operating activities..............   (1,302)   (5,918)   (11,168)    (4,622)   (3,943)
                                                              -------   -------   --------   --------   -------
Cash flows from financing activities:
  Proceeds from issuance of notes payable...................    5,000     1,160         --         --        --
  Proceeds from sale of mandatorily redeemable convertible
    preferred stock -- Series A, net........................       --     7,500         --         --        --
  Proceeds from sale of preferred stock -- Series C, net....       --     5,092        279        279        --
  Proceeds from sale of mandatorily redeemable convertible
    preferred stock -- Series D and D-1, net................       --        --     14,232     10,231        --
  Proceeds from sale of preferred stock -- Series E, net....       --        --         --         --    13,428
  Proceeds from exercise of stock options and bridge
    warrants................................................       --       619          8          4       160
  Deferred financing costs..................................     (332)       --         --         --        --
  Redemption of bridge warrants.............................       --        --         (4)        --        --
  Principal payments on notes payable and capital lease
    obligations.............................................   (2,260)   (1,347)    (1,618)        --        --
                                                              -------   -------   --------   --------   -------
         Net cash provided by financing activities..........    2,408    13,024     12,897     10,514    13,588
                                                              -------   -------   --------   --------   -------
Cash flows from investing activities:
  Purchase of securities available for sale.................       --    (1,770)   (48,697)   (16,752)  (18,974)
  Sales and maturities of securities available for sale.....       --        --     44,715     17,800    24,727
  Investment in joint venture...............................      (14)       30         --         --        --
  Capital expenditures......................................     (318)   (1,113)    (2,054)    (1,183)   (1,133)
                                                              -------   -------   --------   --------   -------
         Net cash (used in) provided by investing
           activities.......................................     (332)   (2,853)    (6,036)      (135)    4,620
                                                              -------   -------   --------   --------   -------
Net increase (decrease) in cash and cash equivalents........      774     4,253     (4,307)    (5,757)   14,625
Cash and cash equivalents at beginning of period............        3       777      5,030      5,030       723
                                                              -------   -------   --------   --------   -------
Cash and cash equivalents at end of period..................  $   777   $ 5,030   $    723   $ 10,787   $14,988
                                                              =======   =======   ========   ========   =======
Supplemental disclosures of cash flow information:
  Cash paid during the period for Interest..................  $   273   $   640   $    142   $      1   $     1
                                                              =======   =======   ========   ========   =======
Non-cash Investing and Financing Activities (in thousands):
The Company entered into capital leases for new equipment of
$56 in 1996.
In 1997, notes payable in the amount of $1,618 and accrued
interest of $103 were converted into common stock.


          See accompanying notes to consolidated financial statements

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX-


            MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) BUSINESS


     Daleen Technologies, Inc. (the "Company") is a provider of next-generation billing and customer care software that can serve as the core of an enterprise solution for integrated communication service providers. The Company provides comprehensive billing, provisioning and customer care systems for wireline and wireless network operators and service providers. It also provides customer care and billing systems to companies that offer multiple service packages, commonly referred to as convergent services, such as wireline and wireless voice, internet access and data, video, internet telephony and application hosting.



     Prior to the development of the Company's products, the Company was a computer consulting company which provided software and hardware development services to customers on a contract basis. The Company ceased performing these contract consulting services in June 1996. The Company also provided temporary software and hardware computer specialists to companies on a contract basis until the sale of the Company's placement services division in November 1996 (note 13).


     The Company currently has a professional services department to provide custom integration and configuration services to its customers, as well as training and support for customers and business partners. The Company maintains a customer service department to provide technical assistance to customers, in addition to providing customer care for upgrades and new releases of its products.


     In February 1996, the Company formed a foreign sales corporation, Daleen International, Inc., which is wholly owned. Daleen International, Inc. had no operations for each of the years in the three-year period ended December 31, 1998.


(B) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts and operations of the Company and its wholly owned subsidiary. The Company accounted for the investment in the Indian joint venture discussed in note 10 on the equity method of accounting. All intercompany accounts and transactions have been eliminated.

(C) REVENUE RECOGNITION

     The Company recognizes revenue from long-term contracts involving significant production, modification or customization of software under Statement of Position 81-1 using the percentage of completion method, based on the ratio of total labor hours incurred to date to total estimated labor hours. Changes in job performance, job conditions, estimated profitability and final contract settlement may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor and supplies. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Amounts billed in excess of revenue recognized to date are classified as "Billings in

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

               (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX-


            MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


excess of costs", whereas revenue recognized in excess of amounts billed are classified as "Costs in excess of billings" in the accompanying consolidated balance sheets.

     In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-2, Software Revenue Recognition (SOP 97-2). Effective January 1, 1998, the Company adopted SOP 97-2 for all software transactions entered into that did not require significant production, modification or customization. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on vendor specific objective evidence (VSOE) of the relative fair values of the elements. VSOE is determined by the price charged when the element is sold separately. The revenue allocated generally is recognized when the software has been delivered and installed, the fee is fixed and determinable and collectibility is probable.


     Revenue related to customer maintenance agreements is deferred and recognized ratably on a straight-line basis over the maintenance period of the agreement.


     Revenue related to professional services under a time and materials arrangement is recognized as services are performed.

     For license fee revenue sold to end users, the Company recognizes revenue upon shipment when it has no further obligations under the contract. In these arrangements a third-party integrator contracts directly with the customer to perform the installation. Upon shipment, delivery has occurred, persuasive evidence of an arrangement exists, collectibility is probable and the fee is fixed and determinable.

     The Company recognizes revenue after installation is complete if the Company sells the license to a third-party integrator. Under these types of arrangements, the Company's involvement in the integration is on an as-needed basis throughout the integration process. Therefore, the obligation is not complete until the software has been installed and accepted by the end user.

     In March 1999, the Company adopted SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. SOP 98-9 amends SOP 97-2 to require recognition of revenue using the "residual method" when (1) there is VSOE of the fair values of all undelivered elements in a multiple-element arrangement that is not accounted for using long-term contract accounting, (2) VSOE of fair value does not exist for one or more of the delivered elements in the arrangement, and (3) all revenue-recognition criteria in SOP 97-2 other than the requirement for VSOE of the fair value of each delivered element of the arrangement are satisfied. Under the residual method, the arrangement fee is recognized as follows: (1) the total fair value of the undelivered elements, as indicated by VSOE, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. The adoption of SOP 98-9 did not have a material impact on results of operations.

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

               (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX-


            MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


(D) CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(E) SECURITIES AVAILABLE FOR SALE

     Securities available for sale are recorded at fair value. Unrealized gains and losses are recorded as other comprehensive income in stockholders' deficit. The fair value of securities available for sale approximated the historical cost for all periods presented and thus, no significant unrealized gains or losses existed.

(F) PROPERTY AND EQUIPMENT, NET

     Property and equipment is stated at cost. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are amortized over their useful lives or the term of the related lease, whichever is shorter.

(G) SOFTWARE DEVELOPMENT COSTS


     The Company accounts for software development costs under Statement of Financial Accounting Standards No. 86, Accounting for Costs of Computer Software to Be Sold, Leased or Otherwise Marketed ("SFAS No. 86"). Under SFAS No. 86, the costs associated with software development are required to be capitalized after technological feasibility has been established. Based on the Company's product development process, technological feasibility is generally established upon completion of the working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant and, as a result, the Company has not capitalized any software development costs.


(H) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment of assets to be held and used is determined by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(I) INCOME TAXES

     The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

               (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX-


            MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(J) STOCK OPTION PLANS

     The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, ("SFAS No. 123") permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures of SFAS No. 123.

(K) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, securities available for sale and prepaid expenses and other current assets, as well as accounts payable, accrued expenses and other current liabilities, as reflected in the consolidated financial statements, approximate fair value because of the short-term maturity of these instruments.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(L) USE OF ESTIMATES

     Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the accompanying financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(M) BASIC AND DILUTED NET LOSS PER SHARE

     Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS No. 128"). SFAS No. 128 establishes new standards designed to improve the earnings per share ("EPS") information provided in financial

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

               (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX-
            MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

statements by simplifying the existing computational guidelines, revising the disclosure requirements and increasing the comparability of EPS data on an international basis. The adoption of SFAS No. 128 did not have a significant impact on the Company's reported EPS.

     In accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 98, certain common stock and common stock equivalents issued for nominal consideration prior to the initial filing of a registration statement relating to an IPO are treated as outstanding for the entire period. The Company had no nominal issuances during this period.


     Basic and diluted net loss applicable to common stockholders per share were computed by dividing net loss applicable to common stockholders by the weighted-average number of shares of common stock outstanding for each period presented. Common stock equivalents were not considered for each of the years in the three year period ended December 31, 1998 since their effect would be antidilutive. Net loss applicable to common stockholders differs from net loss in the year ended December 31, 1998 and the six months ended June 30, 1999 due to accretion on the preferred stock.



     On August 16, 1999, the Company filed its Agreement and Plan of Merger with the Secretaries of State in Florida and Delaware, the effect of which increased the authorized number of shares of common stock to 70,000,000 and decreased the authorized number of shares of preferred stock to 21,877,216.


(N) UNAUDITED PRO FORMA FINANCIAL INFORMATION


     Unaudited pro forma basic and diluted net loss applicable to common stockholders per share for the year ended December 31, 1998, and for the six months ended June 30, 1999 were computed by dividing pro forma net loss applicable to common stockholders by the pro forma weighted average number of shares of common stock outstanding, which reflects the conversion of preferred stock as described below:



                                                               (IN THOUSANDS)
                                                                           SIX MONTHS
                                                        YEAR ENDED           ENDED
                                                     DECEMBER 31, 1998   JUNE 30, 1999
                                                     -----------------   --------------
Net loss applicable to common stockholders.........      $(12,234)          $(4,587)
Reversal of accretion of preferred stock...........            65                79
                                                         --------           -------
Pro forma net loss applicable to common
  stockholders.....................................      $ 12,169           $ 4,508
                                                         ========           =======
Weighted average shares............................         3,237             3,242
Common stock issued upon conversion of preferred
  stock............................................         6,754             9,130
                                                         --------           -------
Pro forma weighted average shares..................         9,991            12,372
                                                         ========           =======
Pro forma basic and diluted net loss applicable to
  common stockholders per share....................      $  (1.22)          $ (0.36)
                                                         ========           =======



     Pro forma net loss applicable to common stockholders reflects the automatic conversion of all outstanding shares of preferred stock into shares of common stock as if such conversion

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

               (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX-


            MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)



occurred on January 1, 1998 or the date preferred shares were issued if such issuance occurred subsequent to January 1, 1998.



     The unaudited pro forma consolidated balance sheet at June 30, 1999 reflects the conversions of the Series A, D, D-1, and E Mandatorily Redeemable Convertible Preferred Stock and Series C Convertible Preferred Stock to common stock which conversions will automatically occur upon the closing of an initial public offering as if such closing occurred on June 30, 1999.


(O) CAPITAL STRUCTURE


     The Company has a total of 21,877,216 authorized shares of preferred stock. In September 1997, the Company designated 3,000,000 shares of preferred stock as Mandatorily Redeemable Convertible Series A Preferred Stock (see note 9). In November 1997, the Company designated 1,222,222 shares of preferred stock as Series C Convertible Preferred Stock (see note 8(b)). In June 1998, the Company designated 4,221,846 shares and 686,533 shares, respectively, of preferred stock as Series D and D-1 Preferred Stock (see note 9). In June 1999, the Company designated 1,496,615 shares of preferred stock as Series E Preferred Stock (see note 9). The Board has the ability to set the rights, preferences, and dividends of preferred stock without shareholder approval.


(P) COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in financial statements and (b) display the accumulated balance of other comprehensive income separately from accumulated deficit and additional paid in capital in the equity section of the balance sheets. Comprehensive income is defined as a change in equity during the financial reporting period of a business enterprise resulting from non-owner sources. There were no differences between net loss and comprehensive loss for each of the years in the three-year period ended December 31, 1998.

(Q) SEGMENT INFORMATION

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS No. 131"). SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. The Company operates in one segment for management reporting purposes.

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

               (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX-


            MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


(R) UNAUDITED INTERIM FINANCIAL INFORMATION


     The unaudited consolidated balance sheet as of June 30, 1999, the unaudited consolidated statements of operations and cash flows for the six months ended June 30, 1998 and 1999 and the unaudited consolidated statement of redeemable preferred stock and stockholders' deficit for the six months ended June 30, 1999 include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's consolidated financial position, results of operations and cash flows. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.


2.  LIQUIDITY


     The Company has incurred substantial losses and utilized substantial amounts of cash in its operating activities for the years ended December 31, 1997 and 1998, and has an accumulated deficit of $22,508,291 at December 31, 1998. An additional loss was incurred in the amount of $4,508,821 during the six months ended June 30, 1999. During these loss periods, the Company incurred significant costs related to the development of its current primary product. The Company plans to increase sales and profitability by marketing its current primary product and increasing sales in the United States, United Kingdom and Latin America. During the year ended December 31, 1998, the Company's revenue from license fees increased due to certain major contracts that were entered into in 1998. In addition, as discussed in note 9, the Company received $13.5 million in June 1999 from the proceeds of a private placement offering of mandatorily redeemable preferred stock.


3.  PROPERTY AND EQUIPMENT, NET

     Property and equipment, net consist of the following at December 31:

                                               (IN THOUSANDS)     ESTIMATED
                                               1997     1998     USEFUL LIFE
                                              ------   -------   -----------
Computer hardware...........................  $  787   $ 2,093     3 - 5     years
Purchased computer software.................     300       472     3 - 5
Office furniture and equipment..............     383       755     5 - 7
Transportation equipment....................      43        43       5
Leasehold improvements......................     194       757   lease term
Construction in progress....................     459         8       --
                                              ------   -------
                                               2,166     4,128
Less accumulated depreciation and
  amortization..............................    (787)   (1,612)
                                              ------   -------
Property and equipment, net.................  $1,379   $ 2,516
                                              ======   =======

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

               (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX-
            MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

4.  INCOME TAXES

     The Company did not have income tax expense for the years ended December 31, 1996, 1997 and 1998. This differed from an income tax benefit computed by applying the Federal income tax rate of 34% to pretax losses as a result of the following:

                                                                  (IN THOUSANDS)
                                                             1996     1997      1998
                                                             -----   -------   -------
Computed "expected" tax benefit............................  $ 519   $ 2,715   $ 4,137
Increase (reduction) in income taxes resulting from:
  State income taxes.......................................     55       594       439
  Increase in the valuation allowance for deferred tax
     assets................................................   (564)   (3,016)   (4,360)
  Other items..............................................    (10)     (293)     (216)
                                                             -----   -------   -------
                                                             $  --   $    --   $    --
                                                             =====   =======   =======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 1997 and 1998 are presented below:

                                                             (IN THOUSANDS)
                                                             1997      1998
                                                            -------   -------
Deferred tax assets:
  Net operating loss carryforwards........................  $ 3,682   $ 7,791
  Depreciation and amortization...........................       28       106
  Allowance for doubtful accounts.........................      112         3
  Accrued expenses........................................       --       274
  Other...................................................       (8)       --
                                                            -------   -------
  Gross deferred tax assets...............................    3,814     8,174
  Less valuation allowance................................   (3,814)   (8,174)
                                                            -------   -------
          Total net deferred tax asset....................  $    --   $    --
                                                            =======   =======

     Realization of deferred tax assets associated with net operating loss and credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration. Management believes that there is a risk that these net operating loss and credit carryforwards may expire unused and has established a valuation allowance for the deferred tax assets.


     Net operating loss carryforwards for Federal and state income tax purposes amount to approximately $20,843,000 and expire through year 2018. The utilization of the Company's net operating loss carryforwards may be limited due to the defined changes in ownership that have occurred over the past several years.


5.  NOTES PAYABLE

     During 1996, the Company completed a private placement of 60 units of subordinated promissory notes (the "1996 Notes"), along with warrants to purchase shares of the Company's common stock. The gross proceeds of the placement were $3,000,000 and the expenses related to

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

               (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX-


            MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


the placement were $381,424. Each unit consisted of a $50,000 note payable and a warrant to purchase 8,400 shares of the Company's common stock at a price equal to the greater of $3.00 per share or one-half of the initial offering price per share in the event that the Company completes an initial public offering ("IPO") of its common stock. The proceeds were allocated between the estimated value of the warrants and the note payable. The estimated value of the warrants is reflected as a discount to the note payable. The expenses and discount related to the private placement were amortized into interest expense over the term of the 1996 Notes.


     During June 1997, the Company completed an offering of subordinated notes payable with aggregate proceeds of $375,000. The notes were due in June 1998 with interest payable in arrears at 10%. The Company also granted 90,000 warrants for the purchase of common stock at $3.25 per share to the investors of the subordinated notes payable. These notes were repaid with proceeds from the September 1997 offering discussed in note 9.



     On July 10, 1997, the Company completed a restructuring of the 1996 Notes and an additional offering of the new units described below. The Company offered each holder of the 1996 units the right to exchange the old units for new units comprised of a $50,000 convertible subordinated note payable ("1997 Notes") with a new maturity date which was one year from the original maturity date, thereby extending the maturity dates on the converted notes from September through November 1997 to September through November 1998. One half of the 1997 Notes plus accrued interest converts to the Company's common stock at the rate of $3.00 per share upon completion of a private or public equity financing of at least $2,500,000. If the equity financing is for less than $3.00 per share, the conversion rate is for the lesser amount. The fair value of the underlying stock was less than the conversion price. Should any portion of the 1997 Notes remain outstanding after the maturity date, the Company was obligated to issue common shares to the holder at a rate of 700 common shares per month for each $50,000 outstanding. The 8,400 warrants associated with each 1996 Note converted to the 1997 Note were required to be immediately exercised on July 10, 1997 at a purchase price of $1.00 per share. The Company recorded inducement expense of $375,000 related to the reduction of the exercise price of these warrants from the original exercise price of $3.00 per share to the reduced exercise price of $1.00 per share. This inducement expense is included in interest expense in the accompanying consolidated statement of operations for the year ended December 31, 1997 and as a credit to additional paid-in capital. Of the 60 original units of 1996 Notes, 49 were converted to the new units of 1997 Notes and the related warrants were exercised. At the same time, the Company also offered the new units of 1997 Notes to certain additional investors. A total of 15.7 new units was sold to investors. Total proceeds from the offering of the new units of 1997 Notes and from the warrants exercised was $1,328,480 and a total of 543,480 new shares of common stock was issued to the investors.


     Because of the completion of the financing on September 12, 1997, described in note 9, one half of the 1997 Notes amounting to $1,617,500 plus associated interest of approximately $100,000 were converted on that date to common stock at $2.50 per share, amounting to approximately 690,000 new shares of common stock. In addition to the conversion of one half of the new units of 1997 Notes to common stock, the new unit holders received a total of 215,000 warrants to purchase common stock at $4.00 per share, similar to the Series B Preferred Stock

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

               (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX-


            MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)



warrants described in note 8. As a result of the offering of the Series D preferred stock, as discussed in note 9, the warrants have been repriced at $3.056.


     Notes payable at December 31, 1997 consisted of the 1997 Notes of $1,617,500, due at the earlier of the closing of an IPO or at dates ranging from September 1998 to November 1998, and bore interest at 9%, due at maturity.

     Upon completion of the financing in June 1998, described in note 9, the outstanding balance of the 1997 Notes amounting to $1,617,500, plus associated interest of approximately $180,000 was repaid.

6.  ACCRUED PAYROLL AND OTHER ACCRUED EXPENSES

     Accrued payroll and other accrued expenses consist of the following at December 31:

                                                              (IN THOUSANDS)
                                                              1997     1998
                                                              -----   -------
Accrued payroll and related expenses........................  $266    $  249
Due to subcontractors.......................................   138       760
Accrued bonuses.............................................   457       953
Other accrued expenses......................................    44       275
                                                              ----    ------
                                                              $905    $2,237
                                                              ====    ======

7.  COMMITMENTS

(A) LEASES

     The Company leases office space and certain equipment under operating leases that expire through January, 2001. Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) for the years ending December 31, are as follows:

                                                              (IN THOUSANDS)
1999........................................................       $220
2000........................................................        203
2001........................................................         15
                                                                   ----
          Total minimum lease payments......................       $438
                                                                   ====

     Total rent expense for operating leases was $185,498, $279,708, and $370,919, for the years ended December 31, 1996, 1997 and 1998, respectively.

(B) 401(K) PROFIT SHARING & TRUST

     The Daleen Technologies, Inc. 401(k) Profit Sharing & Trust plan covers substantially all of its employees. The Company matches 25% of the employees' contribution, up to a maximum of 8% deferral made by the employees. In addition, the Plan allows discretionary contributions

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

               (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX-
            MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)

from us. The total expense associated with this plan for 1996, 1997 and 1998 was $0, $36,277, and $71,923, respectively.

(C) EMPLOYMENT AGREEMENTS


     The Company has employment agreements with specified employment terms with two executives that provide for annual base salaries, annual salary increases, an annual bonus and periodic stock option grants subject to the approval by the compensation committee of the Company's board of directors. The terms of their agreements vary in length up to five years and provide for aggregate annual base salaries of $467,500. These agreements, and other employment agreements with other executives that do not have specified employment terms, provide for severance payments of up to two years base salary.


(8)  STOCKHOLDERS' DEFICIT

(A) STOCK OPTIONS

     The Company has six fixed stock option plans: the 1994 Employee Non-Qualified Stock Option Plan ("the 1994 Plan"), the 1995 Qualified Employee Incentive Stock Option Plan ("the 1995 Plan"), the 1996 Employee Non-Qualified Stock Option Plan ("the 1996 Plan"), the 1997 Employee Incentive Stock Option Plan ("the 1997 Plan"), the 1998 Non-Qualified Employee Stock Option Plan ("the 1998 Plan") and the 1998 Qualified Employee Incentive Stock Option Plan ("the 1998 ISO Plan"). Each Plan provides that the exercise price of the options granted will be issued at no less than the fair market value of the underlying common stock at the date of grant. A summary of the Company's stock option plans is presented below:


                                    SHARES
                                  AUTHORIZED
                                 FOR ISSUANCE                                CONTRACTUAL LIFE
                                  UNDER PLAN         VESTING PERIOD             OF OPTIONS
                                 ------------   -------------------------   -------------------
1994 Plan......................     125,000               100% upon grant   5 years from grant
1995 Plan......................     200,000               100% upon grant   5 years from grant
1996 Plan......................     400,000               100% upon grant   5 years from grant
1997 Plan......................     200,000     33.3% each year for first   5 years from grant
                                                   three years from grant
1998 Plan......................     500,000       25% each year for first   5 years from grant
                                                    four years from grant
1998 ISO Plan..................   1,600,000       25% each year for first   5 years from grant
                                                    four years from grant



     On February 25, 1999 the Company established a new stock incentive plan ("the 1999 Plan"). The number of shares reserved for grants under the 1999 Plan was initially 598,881. In July 1999, the Board authorized an additional 750,000 shares to be issued under this plan. In addition, the 1999 Plan authorizes the Company to automatically adjust the number of shares of common stock available for issuance on the first day of each fiscal year beginning in 2000, up to

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

               (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX-


            MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)



an annual increase of 800,000 shares. The contractual life of the options under this plan is up to ten years from the date of grant.


     A summary of the status of the Company's stock option plans, as of December 31, 1996, 1997 and 1998, and changes during the years then ended, is presented below:

                                 1996                    1997                     1998
                         --------------------   ----------------------   ----------------------
                                    WEIGHTED-                WEIGHTED-                WEIGHTED-
                                     AVERAGE                  AVERAGE                  AVERAGE
                                    EXERCISE                 EXERCISE                 EXERCISE
                          SHARES      PRICE       SHARES       PRICE       SHARES       PRICE
                         --------   ---------   ----------   ---------   ----------   ---------
Outstanding at
  beginning of year....   113,425     $0.87        520,303     $1.73      1,476,498     $2.67
Granted................   422,293      1.94        988,732      3.18      1,012,600      3.25
Exercised..............        --        --             --        --             --        --
Forfeited..............   (15,415)     0.92        (32,537)     3.00       (125,401)     3.13
                         --------               ----------               ----------
Outstanding at end of
  year.................   520,303     $1.73      1,476,498     $2.67      2,363,697     $2.89
                         ========               ==========               ==========
Options exercisable at
  end of year..........   459,478                  503,885                  957,814
Weighted average fair
  value of options
  granted during the
  year.................         $0.50                   $0.38                    $0.61

     The following table summarizes information about stock options outstanding and exercisable at December 31, 1998:

                                  OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                         --------------------------------------   -----------------------
                                        WEIGHTED-
                                         AVERAGE      WEIGHTED-                 WEIGHTED-
RANGE OF                                REMAINING      AVERAGE                   AVERAGE
EXERCISE                   NUMBER      CONTRACTUAL    EXERCISE      NUMBER      EXERCISE
PRICES                   OUTSTANDING   LIFE (YEARS)     PRICE     EXERCISABLE     PRICE
--------                 -----------   ------------   ---------   -----------   ---------
$0.10 to $1.00.........     319,305        2.28         $0.97       319,305       $0.97
$2.00 to $3.00.........     403,733        3.01          2.98       349,624        2.97
$3.25 to $4.00.........   1,640,659        4.45          3.25       288,885        3.25
                          ---------                                 -------
                          2,363,697        3.91          2.89       957,814        2.39
                          =========                                 =======

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans. The fair value of each option granted to employees is estimated on the date of grant using the Black-Scholes model with the following assumptions: expected dividends of zero; a risk-free interest rate ranging from 4.4% to 6.6%; and an expected life of five years.

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

               (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX-


            MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


     Had compensation expense for the Company's plans been determined consistent with FASB Statement No. 123, the Company's net loss and net loss per share would have been increased to pro forma amounts indicated below:

                                                          (IN THOUSANDS)
PRO FORMA DISCLOSURES                               1996      1997       1998
---------------------                              -------   -------   --------
Net loss:
  As reported....................................  $(1,526)  $(7,984)  $(12,169)
  Pro forma......................................   (1,761)   (8,342)   (12,444)
Net loss applicable to common stockholders per
  share:
  As reported....................................    (0.81)    (3.48)     (3.78)
  Pro forma......................................    (0.94)    (3.64)     (3.84)


     The Company accounts for stock options granted to nonemployees based on the fair value of the stock options granted. During 1996 and 1997, the Company recorded $81,000 and $25,782, respectively, of stock compensation expense related to stock options for the purchase of 23,490 and 113,756 shares of common stock, respectively, granted to nonemployees. The fair value of such stock options was estimated on the dates of grant using the Black-Scholes model.


(B) COMMON AND PREFERRED STOCK

     In November 1997, the Company began an offering of Series C convertible preferred stock ("Series C Preferred Stock"). The Series C Preferred Stock was offered for $4.50 per share and is convertible at the option of the holder to common stock on a one-for-one basis. The Series C Preferred Stock automatically converts to common stock upon the completion of an IPO. The Company raised a total of approximately $5,301,000 for 1,213,584 shares of Series C Preferred Stock, of which approximately $5,092,000 and $279,000 was received in 1997 and 1998, respectively. Dividends on the Series C Preferred Stock are payable if and when declared by the Company's board of directors, at an amount to be determined by the Company's board of directors. In connection with this offering the Company issued warrants to purchase an additional 285,000 shares of the Company's common stock at $4.50 per share.


     In January 1998, the Company issued 21,600 shares of common stock to certain individuals for consulting services. The fair value of $70,200 of the shares of common stock issued was reclassified from the carrying value of the Series C Preferred Stock to common stock and additional paid-in capital.


9.  REDEEMABLE PREFERRED STOCK

     On September 12, 1997, the Company completed a sale of mandatorily redeemable convertible Series A preferred stock ("Series A Preferred Stock") to a venture capital fund. The Company issued 3,000,000 shares of Series A Preferred Stock to the fund at $2.50 per share for total proceeds of $7,500,000. The Series A Preferred Stock is convertible on a one to one basis into the Company's common stock at the option of the holder, until an IPO occurs, at which time the Series A Preferred Stock is automatically converted. The Series A Preferred Stock is

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

               (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX-


            MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)



redeemable at the option of the holder if an IPO is not completed within five years from the date of issuance at $2.50 per share which is the fair market value of the common stock on the date of issuance. In addition, the Company issued to the venture capital fund 1,250,000 warrants to purchase Series B Preferred Stock at $4.00 per share. As a result of the offering of the Series D preferred stock, the warrants have been repriced to $3.056. The Series B Preferred Stock is also convertible to common stock on a one to one basis and has the same automatic conversion and redemption features as the Series A Preferred Stock.



     In June 1998, the Company completed a private placement with a group of venture capital funds for an investment of $15,000,006 in the Company. Under the terms of the private placement, the Company issued 4,221,846 shares and 686,533 shares, respectively, of newly authorized Series D and D-1 redeemable convertible preferred stock ("Series D and D-1 Preferred Stock"). The Series D and D-1 Preferred Stock is convertible on a one to one basis into the Company's common stock at the option of the holder and will be automatically convertible to common stock in the event of an IPO of at least $20,000,000 at a price per share of at least three times the Series D and D-1 Preferred Stock conversion price ($9.00). The fair market value was equal to the conversion price per share at the date of issuance. The Company is required to redeem one-third of the Series D and D-1 Preferred Stock on each of June 18, 2002, 2003 and 2004. Costs of the offering were $768,275 and were recorded as a discount to the fair value of the Series D and D-1 Preferred Stock at its date of issuance. This discount is being accreted into the carrying value of the Series D and D-1 Preferred Stock, using the effective interest method, so that one-third of the carrying value of the Series D and D-1 Preferred Stock will equal its redemption value on each of June 18, 2002, 2003 and 2004. The net proceeds of the private placement after payment of expenses, were used for working capital and to repay notes payable and accrued interest of approximately $1,800,000, as discussed in note 5.



     On June 30, 1999, the Company completed a sale of mandatorily redeemable convertible Series E Preferred Stock ("Series E Preferred Stock") to a strategic partner. The Company issued 1,496,615 shares of Series E Preferred Stock at $9.00 per share for total proceeds of $13.5 million. The Series E Preferred Stock is convertible on a one to one basis into the Company's common stock at the option of the holder, until an IPO occurs, at which time the Series E Preferred Stock is automatically converted. The Series E Preferred Stock is redeemable at the option of the holder if an IPO is not completed within five years from the date of issuance at $9.00 per share.



     Dividends on the Series A Preferred Stock, Series B Preferred Stock, Series D and D-1 Preferred Stock and the Series E Preferred Stock are payable if and when declared by the Company's board of directors, at an amount to be determined by the Company's board of directors.


10.  JOINT VENTURE

     On September 21, 1995, the Company entered into a joint venture agreement with Macmet India Ltd., an Indian company, to form a new joint venture company in India to market telecommunications products and services. The Indian joint venture was named Macmet Daleen Teleware Ltd. In July 1997, the Company was reimbursed for our investment in the Indian joint

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

               (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX-


            MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


venture and as of that date, the joint venture was terminated. The Company incurred an immaterial loss related to this sale of the joint venture.

11.  BUSINESS AND CREDIT CONCENTRATIONS

     Historically, when the Company was a consulting company, a substantial amount of the Company's business activity was with customers located within the state of Florida and with customers in various industries. Over the past year, a greater percentage of business was done with customers located in different areas of the United States and in Latin America and Europe, and the Company has focused on customers in the communications industry. Foreign revenue is less than 10% of total revenue in each period presented.

     Normal credit terms are granted to customers. Project retainers are received on most contracts. The Company has the right to cancel software licenses in the event that the customer is in default of its license agreement with the Company.


     During the years ended December 31, 1996, 1997 and 1998, 54%, 100% and 99%, respectively, of the Company's total revenue were attributed to two, two and five customers, respectively. Sales to the two customers in 1996 represented 40% and 14% of total revenue. Sales to two customers in 1997 accounted for 74% and 26% of total sales. Sales to five customers in 1998 accounted for 19%, 22%, 27%, 15% and 15%. In addition, there were accounts receivable from four customers and one customer at December 31, 1997 and 1998, respectively, each of which exceeded 10% of total accounts receivable and aggregated approximately $19,000 and $1,130,000, respectively. These amounts were collected subsequent to December 31, 1998 and 1997, respectively.


     The Company estimates an allowance for doubtful accounts generally based on an analysis of collections in prior years, the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could effect the Company's estimate of its bad debts.


12.  RELATED PARTY TRANSACTIONS



     A member of the board of directors is the Senior Vice President and Chief Financial Officer of Science Applications International Corporation (SAIC). SAIC is a significant stockholder of the Company. SAIC owns 43 percent of all voting stock of Danet, Inc. and 100 percent of the voting stock of Telecordia. Danet is a customer and distributor of the Company.



     Sales to Danet for the years ended December 31, 1998, 1997, and 1996 amounted to $334,794, $0 and $0. The Company paid Danet, in its capacity as distributor of its products, $2.2 million, $0 and $0 for the years ended December 31, 1998, 1997 and 1996. The Company had a strategic alliance relationship with Telecordia. No revenue was received and no payments were made in connection with this relationship for the three year period ended December 31, 1998.

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

               (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX-


            MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)



13.  SALE OF PLACEMENT DIVISION


     Effective November 30, 1996, the Company sold all of the net assets relating to its placement services division at a sale price of $1.3 million in cash. The net assets related to the division were primarily customer contracts relating to ongoing temporary placements of personnel, along with the employment contracts for the personnel in the placement services division. Therefore, there were no recorded assets or liabilities on our balance sheet related to the sale and the resulting gain of $1,300,000 was recorded as other nonoperating income. Costs of the sale were insignificant and the Company has no further responsibilities for the operations of the placement services division.


14.  SALE OF UNRELATED SOFTWARE PRODUCT


     In May 1996, the Company sold the marketing rights to an unrelated software product for an initial cash payment of $500,000, guaranteed minimum sales levels by the buyer of this product for a three-year period and common stock in a publicly-traded company affiliated with the buyer. The fair value of the common stock at the date of the license agreement was $289,464. At December 31, 1996, the Company wrote down the common stock to its fair value of $165,408 and recorded the resulting loss of $124,056. Subsequently, during 1997, such stock became worthless and the Company wrote off the asset, recording a loss of $165,408. The Company entered into a related settlement and release agreement with the buyer. Under the terms of this agreement, the sale of the marketing rights and all related obligations were canceled. However, the Company retained the initial $500,000 payment and the common stock received in the transaction.

     In July 1998, the Company sold the source code and all rights to this unrelated software product to another buyer for $400,000.

     These amounts are included in other income in the accompanying consolidated statements of operations.


15.  NEW ACCOUNTING PRONOUNCEMENTS


     In March 1998, the AICPA issued Statement of Position 98-5 Reporting on the Costs of Start-Up Activities (SOP 98-5). Pursuant to the provisions of SOP 98-5, all costs associated with start-up activities, including organization costs, should be expensed as incurred. Companies that previously capitalized such costs are required to write off the unamortized portion of such costs as a cumulative effect of a change of accounting principle. The Company has no start-up costs capitalized at December 31, 1998.

     In March 1998, the AICPA issued Statement of Position 98-1 (SOP 98-1), accounting for the costs of software developed or obtained for internal use. This standard requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize them over the software's estimated useful life. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company expects no impact on its financial statements related to SOP 98-1.

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

               (INFORMATION AS OF JUNE 30, 1999 AND FOR THE SIX-


            MONTH PERIODS ENDED JUNE 30, 1998 AND 1999 IS UNAUDITED)


     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 is expected to be effective for the Company's year ending December 31, 2000. The Company expects this SFAS to have no material impact on its financial statements.


16.  SUBSEQUENT EVENTS



     In June 1999, the Company offered loans to three executive officers and other employees for an aggregate amount of approximately $435,000 for the purpose of providing funds for the exercise of vested, non-qualified stock options and payment of tax obligations resulting from the exercise of those options. The loans bear interest at the rate of 8.75 percent per annum and require interest to be paid annually. All principal and accrued interest payable under the notes is due no later than June 2004. The loans are full recourse and each officer has pledged the stock issued upon exercise of this option as security for his loan. In addition, the Company has agreed to loan these officers and other employees an amount to pay the income tax related to the exercise of these options. Such amount is estimated to be up to approximately $750,000.



     In June 1999, the Company entered into a lease for its Atlanta office. The lease has a five year initial term with options for two renewal periods of three years each. Monthly base rent is approximately $47,000 during the first year and increases by 2% per year after the initial year.



     In August 1999, the Company entered into a sublease for its new Boca Raton office space. The remaining sublease term begins October 1999 and ends May 2008. The sublease may be cancelled in March 2005 and September 2006 with penalties in accordance with the terms of the sublease. Monthly base rent is $61,000 per month plus operating expenses. These amounts will increase by 3% per year after the initial year.

                                    PART II

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee.........  $ 15,846
National Association of Securities Dealers, Inc. fee........     6,200
Nasdaq National Market listing fee..........................         *
Accountants' fees and expenses..............................         *
Legal fees and expenses.....................................         *
Blue Sky fees and expenses..................................         *
Transfer Agent's fees and expenses..........................         *
Printing and engraving expenses.............................         *
Miscellaneous...............................................         *
                                                              --------
          Total expenses....................................  $      *
                                                              ========

-------------------------

* To be completed by amendment

     All fees other than the SEC registration fee, the NASD fee and the Nasdaq National Market listing fee are estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Daleen's certificate of incorporation provides that the liability of the directors for monetary damages shall be eliminated to the fullest extent permissible under the Delaware General Corporation Law (the "DGCL") and that we may indemnify our officers, employees and agents to the fullest extent permitted under the DGCL.

     Daleen's bylaws provide that Daleen must indemnify its directors against all liabilities to the fullest extent permitted under the DGCL and that Daleen must advance all reasonable expenses incurred in a proceeding in which the director was either a party or a witness because he or she was a director.

     The DGCL provides that, in general, a corporation may indemnify an individual who is or was a party to any proceeding (other than action by, or in the right of, such corporation) by reason of the fact that he or she is or was a director of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the DGCL provides that, in general, a corporation may indemnify an individual who was or is a party to any such proceeding by reason of the fact that he or she is or was a director of the corporation against reasonable expenses incurred in connection with such proceeding, if it is determined that the director has met the relevant standard of conduct. To the extent that any directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the DGCL provides that a corporation is required to indemnify such officers or directors against reasonable expenses incurred in connection therewith. The DGCL further provides, in general, for the advancement of reasonable expenses incurred by a director who is a party to a proceeding if the director furnishes the corporation (1) a written affirmation of his good faith belief that he or she has met the standard of conduct under the DGCL or that the proceeding involves conduct for which liability has been eliminated under the corporation's certificate of incorporation; and (2) a written undertaking to repay any advances if it is ultimately determined that he or she is not entitled to indemnification. In addition, the DGCL provides for the indemnification of officers, employees and agents in certain circumstances.

     Daleen maintains directors' and officers' liability insurance covering liabilities that may be incurred by our directors and officers, including liabilities under the Securities Act.

     Section   of the Underwriting Agreement filed as Exhibit 1.1 hereto also contains certain provisions pursuant to which certain officers, directors and controlling persons of Daleen may be entitled to be indemnified by the underwriters named therein.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, Daleen has issued the securities set forth below which were not registered under Section 5 of the Securities Act of 1933:


     1. Between September and November 1996, we completed a private placement of 60 units of subordinated notes and warrants to purchase shares of our common stock. The gross proceeds of the placement were $3 million. Each warrant entitled the holder to purchase 8,400 shares of our common stock at a price equal to the greater of one-half of our initial public offering price or $3.00 per share. In July 1997, we offered these investors the right to convert their units to new units which required immediate exercise of the warrants outstanding and would convert these notes to common stock. In addition, the new units were offered to new investors. Total proceeds from our sale of notes and warrants to these and additional investors were $1.3 million and a total of 543,480 new shares of common stock were issued as a result of the warrant exercise.



     In September 1997, one-half of these notes were converted to approximately 690,000 shares of common stock under the terms of the notes and the remainder of the notes and accrued interest was paid. These investors also received a total of 215,000 warrants to purchase our common stock at $4.00 per share. As a result of the series D preferred stock offering as described below, the convertible warrants have been repriced at $3.056.



     2. In June 1997, we completed an offering of subordinated notes for $375,000. We also granted 90,000 warrants for the purchase of common stock at $3.25 per share to these investors.



     3. In September 1997, we issued and sold 3,000,000 shares of series A convertible preferred stock at $2.50 per share and warrants to purchase up to 1,250,000 shares of series B convertible preferred stock to HarbourVest Partners V-Direct Fund L.P. The aggregate purchase price was $7,500,000, of which $7,400,000 was allocated to the series A convertible preferred stock and $100,000 was allocated to the warrants.



     4. From November 1997 through January 1998, we issued and sold 1,213,584 shares of Series C convertible preferred stock at an aggregate purchase price of $5,461,128, or $4.50 per share, to accredited investors in a private offering. In connection with this offering, the company issued warrants to purchase an additional 285,000 shares of the company's common stock at $4.50 per share.



     5. In January 1998, we issued and sold 22,223 shares of series C convertible preferred stock to Mr. Stephen J. Getsy, a director of the company, for $100,000, or approximately $4.50 per share.

     In January 1998, the company issued 21,600 shares of common stock to two individuals for consulting services performed in conjunction with the restructuring of some of the company's notes and stock.



     6. From June 1998 through August 1998, we issued and sold to private investors 4,221,846 shares of series D convertible preferred stock and 686,533 shares of series D-1 preferred stock for aggregate net proceeds to us of $15,000,006, or approximately $3.06 per share.



     7. In June 1999, we issued and sold 1,496,615 shares of series E convertible preferred stock at $9.00 per share for aggregate net proceeds to us of $13,500,000 to a private investment company.


     The issuance of the securities in the transactions described above were exempt from registration under Section 5 of the Securities Act in reliance on
Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving any public offering.


     As of June 30, 1999, Daleen has issued and outstanding stock options to purchase an aggregate of 2,323,986 shares of common stock.


     The issuance of securities in the transaction described above was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) and Rule 701 of the Securities Act.

ITEM 16.  (A) EXHIBITS


    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
     1.1*     Form of Underwriting Agreement.
     3.1      Certificate of Incorporation of Daleen Technologies, Inc.
     3.2      Bylaws of Daleen Technologies, Inc.
     4.1      See Exhibits 3.1 and 3.2 for provisions of the certificate of incorporation and bylaws of Daleen Technologies, Inc.
                defining rights of the holders of common stock of Daleen
                Technologies, Inc.
     4.2      Specimen stock certificate.
     5.1*     Opinion of Morris, Manning & Martin, LLP, counsel to Daleen
                Technologies, Inc., as to the legality of the shares being registered.
    10.1+     Employment Agreement, dated December 1, 1994, between James
                Daleen and Daleen Technologies, Inc.
    10.2+     Amendment to Employment Agreement, dated September 5, 1997, between James Daleen and Daleen Technologies, Inc.
    10.3+     Third Amendment to the Employment Agreement, effective March
                1, 1999, between James Daleen and Daleen Technologies,
                Inc.
    10.4+     Employment Agreement, dated, January 31, 1998, between David
                B. Corey and Daleen Technologies, Inc.
    10.5+     Employment Agreement, dated November 15, 1994, between
                Richard A. Schell and Daleen Technologies, Inc.
    10.6+     Amendment to Employment Agreement, dated January 31, 1997, between Richard A. Schell and Daleen Technologies, Inc.
    10.7+     Second Amendment to Employment Agreement, dated September 5,
                1997, between Richard A. Schell and Daleen Technologies,
                Inc.
    10.8+     Third Amendment to Employment Agreement, effective March 1,
                1999, between Richard A. Schell and Daleen Technologies,
                Inc.

    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
    10.9+     Employment Agreement, dated April 28, 1999, between Stephen
                M. Wagman and Daleen Technologies, Inc.
    10.10+    Form of Indemnification Agreement.
    10.11     Daleen Technologies, Inc. Amended and Restated Stock
                Incentive Plan.
    10.12+    Daleen Technologies, Inc. 1998 Incentive Stock Option Plan.
    10.13+    Daleen Technologies, Inc. 1997 Incentive Stock Option Plan.
    10.14+    Daleen Technologies, Inc. 1995 Incentive Stock Option Plan.
    10.15+    Daleen Technologies, Inc. 1998 Employee Non-Qualified Stock
                Option Plan.
    10.16+    Daleen Technologies, Inc. 1996 Employee Non-Qualified Stock
                Option Plan.
    10.17+    Daleen Technologies, Inc. 1994 Employee Non-Qualified Stock
                Option Plan.
    10.18+    Lease Agreement, dated August 4, 1992, by Innovative
                Selective Software, Inc., and Crow-Childress-Donner,
                Limited.
    10.19+    First Amendment to Lease Agreement, dated December 29, 1994, by Daleen Technologies Inc, successor to Innovative
                Selective Software, Inc., and Regent Holding Corporation,
                successor to Crow-Childress-Donner.
    10.20+    Lease Agreement, dated August 27, 1998, by Daleen
                Technologies, Inc. and Regent Holding Corporation.
    10.21+    First Amendment to Lease, dated December 2, 1998, between
                Daleen Technologies, Inc. and Regent Holding Corporation.
    10.22*    Second Amendment to Lease, dated January 16, 1996, between
                Daleen Technologies, Inc. and Regent Holding Corporation.
    10.23*    Warrant to Purchase Series B Preferred Stock.
    10.24     Sublease Agreement, dated August 2, 1999, between W.R. Grace
                & Co. and Daleen Technologies, Inc.
    10.25     Employment Agreement, dated April 7, 1997, between John Z.
                Yin and Daleen Technologies, Inc.
    10.26     Employment Agreement, dated April 7, 1997, between Frank
                Dickinson and Daleen Technologies, Inc.
    10.27     Employment Agreement, dated July 22, 1998, between David
                McTarnaghan and Daleen Technologies, Inc.
    10.28     Employment Agreement, dated December 15, 1998, between
                Timothy C. Moss and Daleen Technologies, Inc.
    10.29     Employment Agreement, dated August 9, 1999, between Timothy
                N. Murray and Daleen Technologies, Inc.
    21.1      Subsidiaries.
    23.1      Independent Auditors' Consent and Report on Financial
                Statement Schedule of KPMG LLP.
    23.2*     Consent of Morris, Manning & Martin, LLP (included in
                Exhibit 5.1).
    24.1+     Powers of Attorney (included on signature page).
    27.1+     Financial Data Schedule (for SEC use only).


-------------------------


+ Previously filed.

* To be filed by amendment.

           (B) FINANCIAL STATEMENT SCHEDULE

     Schedule II -- Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The Registrant hereby undertakes that:

          (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.


          (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida on the 18th day of August, 1999.


                                          Daleen Technologies, Inc.

                                          By:     /s/ Richard A. Schell
                                             -----------------------------------

                                             Richard A. Schell, Chief Financial
                                                           Officer



     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                              TITLE                  DATE
                  ---------                              -----                  ----
*                                              Chairman of the Board and   August 18, 1999
---------------------------------------------   Chief Executive Officer
James Daleen                                      (Principal Executive
by Richard A. Schell                                    Officer)
Attorney-in-Fact

*                                              President, Chief Operating  August 18, 1999
---------------------------------------------     Officer and Director
David B. Corey
by Richard A. Schell
Attorney-in-Fact

            /s/ Richard A. Schell               Chief Financial Officer    August 18, 1999
---------------------------------------------   (Principal Financial and
              Richard A. Schell                   Accounting Officer)

*                                                       Director           August 18, 1999
---------------------------------------------
Paul G. Cataford
by Richard A. Schell
Attorney-in-Fact

*                                                       Director           August 18, 1999
---------------------------------------------
Daniel Foreman
by Richard A. Schell
Attorney-in-Fact

*                                                       Director           August 18, 1999
---------------------------------------------
Stephen J. Getsy
by Richard A. Schell
Attorney-in-Fact

                  SIGNATURE                              TITLE                  DATE
                  ---------                              -----                  ----
               /s/ Neil E. Cox                          Director           August 18, 1999
---------------------------------------------
                 Neil E. Cox

*                                                       Director           August 18, 1999
---------------------------------------------
Ofer Nemirovsky
by Richard A. Schell
Attorney-in-Fact

*                                                       Director           August 18, 1999
---------------------------------------------
William A. Roper, Jr.
by Richard A. Schell
Attorney-in-Fact

         *By: /s/ RICHARD A. SCHELL
  ----------------------------------------
              Richard A. Schell
              Attorney-in-Fact

                    DALEEN TECHNOLOGIES, INC. AND SUBSIDIARY

                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998


                                                            CHARGED TO
                                          BALANCE AT         BAD DEBT                 BALANCE AT END
                                      BEGINNING OF PERIOD    EXPENSE     DEDUCTIONS     OF PERIOD
                                      -------------------   ----------   ----------   --------------
Allowance for doubtful accounts:
Year ended December 31, 1996........          3,015           359,563     (347,392)        15,186
Year ended December 31, 1997........         15,186           166,803     (165,408)        16,581
Year ended December 31, 1998........         16,581           247,052     (254,588)         9,045

                               INDEX TO EXHIBITS



    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
     1.1*     Form of Underwriting Agreement.
     3.1      Certificate of Incorporation of Daleen Technologies, Inc.
     3.2      Bylaws of Daleen Technologies, Inc.
     4.1      See Exhibits 3.1 and 3.2 for provisions of the certificate of incorporation and bylaws of Daleen Technologies, Inc.
                defining rights of the holders of common stock of Daleen
                Technologies, Inc.
     4.2      Specimen stock certificate.
     5.1*     Opinion of Morris, Manning & Martin, LLP, counsel to Daleen
                Technologies, Inc., as to the legality of the shares being registered.
    10.1+     Employment Agreement, dated December 1, 1994, between James
                Daleen and Daleen Technologies, Inc.
    10.2+     Amendment to Employment Agreement, dated September 5, 1997, between James Daleen and Daleen Technologies, Inc.
    10.3+     Third Amendment to the Employment Agreement, effective March
                1, 1999, between James Daleen and Daleen Technologies,
                Inc.
    10.4+     Employment Agreement, dated, January 31, 1998, between David
                B. Corey and Daleen Technologies, Inc.
    10.5+     Employment Agreement, dated November 15, 1994, between
                Richard A. Schell and Daleen Technologies, Inc.
    10.6+     Amendment to Employment Agreement, dated January 31, 1997, between Richard A. Schell and Daleen Technologies, Inc.
    10.7+     Second Amendment to Employment Agreement, dated September 5,
                1997, between Richard A. Schell and Daleen Technologies,
                Inc.
    10.8+     Third Amendment to Employment Agreement, effective March 1,
                1999, between Richard A. Schell and Daleen Technologies,
                Inc.
    10.9+     Employment Agreement, dated April 28, 1999, between Stephen
                M. Wagman and Daleen Technologies, Inc.
    10.10+    Form of Indemnification Agreement.
    10.11     Daleen Technologies, Inc. Amended and Restated Stock
                Incentive Plan.
    10.12+    Daleen Technologies, Inc. 1998 Incentive Stock Option Plan.
    10.13+    Daleen Technologies, Inc. 1997 Incentive Stock Option Plan.
    10.14+    Daleen Technologies, Inc. 1995 Incentive Stock Option Plan.
    10.15+    Daleen Technologies, Inc. 1998 Employee Non-Qualified Stock
                Option Plan.
    10.16+    Daleen Technologies, Inc. 1996 Employee Non-Qualified Stock
                Option Plan.
    10.17+    Daleen Technologies, Inc. 1994 Employee Non-Qualified Stock
                Option Plan.
    10.18+    Lease Agreement, dated August 4, 1992, by Innovative
                Selective Software, Inc., and Crow-Childress-Donner,
                Limited.
    10.19+    First Amendment to Lease Agreement, dated December 29, 1994, by Daleen Technologies Inc, successor to Innovative
                Selective Software, Inc., and Regent Holding Corporation,
                successor to Crow-Childress-Donner.
    10.20+    Lease Agreement, dated August 27, 1998, by Daleen
                Technologies, Inc. and Regent Holding Corporation.
    10.21+    First Amendment to Lease, dated December 2, 1998, between
                Daleen Technologies, Inc. and Regent Holding Corporation.
    10.22*    Second Amendment to Lease, dated January 16, 1996, between
                Daleen Technologies, Inc. and Regent Holding Corporation.
    10.23*    Warrant to Purchase Series B Preferred Stock.

    EXHIBIT
    NUMBER                            DESCRIPTION
    -------                           -----------
    10.24     Sublease Agreement, dated August 2, 1999, between W.R. Grace
                & Co. and Daleen Technologies, Inc.
    10.25     Employment Agreement, dated April 7, 1997, between John Z.
                Yin and Daleen Technologies, Inc.
    10.26     Employment Agreement, dated April 7, 1997, between Frank
                Dickinson and Daleen Technologies, Inc.
    10.27     Employment Agreement, dated July 22, 1998, between David
                McTarnaghan and Daleen Technologies, Inc.
    10.28     Employment Agreement, dated December 15, 1998, between
                Timothy C. Moss and Daleen Technologies, Inc.
    10.29     Employment Agreement, dated August 9, 1999, between Timothy
                N. Murray and Daleen Technologies, Inc.
    21.1      Subsidiaries.
    23.1      Independent Auditors' Consent and Report on Financial
                Statement Schedule of KPMG LLP.
    23.2*     Consent of Morris, Manning & Martin, LLP (included in
                Exhibit 5.1).
    24.1+     Powers of Attorney (included on signature page).
    27.1+     Financial Data Schedule (for SEC use only).


-------------------------


+ Previously filed.


* To be filed by amendment.